
03045645

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS National Bank Tower
600 de La Gauchetière West 4th Floor
Montreal, Quebec

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 3764 FISCAL YEAR 10/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☒		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: MM
DAT : 1/12/04

Listening to our customers



Annual Report 2001

NATIONAL BANK OF CANADA

FILE NO. 1

Jacques Gaulthier

Occupation: President, Boralex Inc.

Priority: To start up his own business

Result: 250 employees, $400 million in assets

I have all the resources at my disposal.

Starting up your own business is a big challenge. First, you have to find a banker who's willing to risk lending you money. We put our cards on the table. We connected and the National Bank came through for us. Our only stipulation: to be able to count on competent people, people who are familiar with our sector and able to grasp the ins and outs of our business. It's much easier to negotiate when you're on the same wavelength.




FILE NO. 2
François Beaudoin
Occupation: President, Armotek Inc.
Priority: To gain new clients abroad
Result: After just 5 years, exports account for 65% of total output

I've expanded my business and become international.

The Canadian market just wasn't enough for me. I wanted to export my products and my know-how. I had ambitious plans. That's where the National Bank came in. They believed in my project and helped me cross borders. Their international services look out for my business needs. Meanwhile, I'm forging ahead.

I have control over my financial affairs.

As a pilot, I'm often far from home. That's why I need to be able to manage my finances from wherever I may be, and at any time of the day or night. Whether I need to take out cash, transfer funds between my accounts, keep track of my spending or investments, or increase my line of credit, I can do it all by banking machine or the Internet. The National Bank has done a great job of using technology to make its services accessible and user-friendly for all its customers. Now, no matter where my flights take me, I'm always in control!


FILE NO. 3
Suzanne Petitgrew
Occupation: First Officer, Boeing 767
Priority: To be on top of her financial affairs
Result: She can access her accounts at any time, from anywhere



When you're a farmer, the way to expand your operation is to buy more farm land, warehouses and machinery. Sometimes you need cash in a hurry. At the National Bank, they don't waste time. They're open-minded and close to the farming community. They understand our needs and our way of life. We trust them and they trust us.

FILE NO. 4

Vianney and Marguerite Turcot

Occupation: Farmers

Priority: To expand their farming business

Result: 10 years later, the business is 10 times larger

Our banker takes care of our business... just like we take care of our land.

I see where I'm going with my business.



FILE NO. 5

Gyula Géfin

Occupation: Graphic designer, Gyula Géfin Grafix

Priority: To get the support of a bank

Result: Everything was settled in less than a week



It was when I returned from Europe after being away for 15 years that I decided to start up my own business. I was disappointed with my financial institution, so I approached the National Bank. What a warm welcome I received! They treated ME just like I treat MY clients – as a VIP. Their flexibility enabled me to strengthen my relationship with my clients and my suppliers. In just three months, my financial advisor helped me achieve financial security and growth. And in today's increasingly impersonal business world, it's good to know that you can still have a solid relationship with your banker.



I feel valued.

FILE NO. 6

Johnny Carrier

Occupation: President, Carrier Mausoleum Construction Inc.

Priority: To maximize the return on his portfolio

Result: His capital is doing very well

My very first meeting with my account manager convinced me: each customer is unique and deserves *personalized attention. At last, a banker who spoke my language! In fact,* the National Bank is the *only financial* institution that's ever taken the time to really listen to me. They're more than advisors and bankers – they're more like partners in my financial growth. They have my interests at heart.



TABLE OF CONTENTS



In 2001, our operations culminated
in the strongest financial performance
of our history.

André Bérard
Chairman of the Board
and Chief Executive Officer

Dear Shareholders,

Two thousand and one was an outstanding year for the National Bank. Our initiatives culminated in the strongest financial performance of our history. The goals we had set ourselves for 2001 were all achieved and we are now better positioned than ever to take up the challenges of the future.

Income before goodwill charges rose 10% to reach $582 million or $2.88 per share. Given the extremely negative performance of our discontinued asset-based lending operations in the United States, our results excluding these operations give a more accurate picture of the Bank and its potential for the years ahead. Income before goodwill charges therefore rose 26% to reach $627 million or $3.11 per share. Revenues, at $3,247 million, were up 2.3% while return on common shareholders' equity was 17.2%, compared to 15% in 2000. In terms of profitability, we can be proud to have turned in one of the best performances among the major Canadian banks.

During the year, the Board of Directors declared dividends of $0.82 per share, for an increase of 9% over the previous year. Investors who bought National Bank common shares five years ago have earned an average annual compound return of 17%, including dividends. During that same period, the average annual compound return of the Canadian stock market (based on the TSE 300 index) was 6%.

Our excellent results were in large part due to the responsibility-based culture we have developed enterprise-wide. Our first responsibility is to our individual customers, with the aim of continually enhancing our products and services and making our branch network, points of service and e-commerce functions more accessible. Few companies can claim that they maintain a relationship with their customers at every stage of their lives and are involved in the projects dearest to their hearts. Yet, that is what we do by making sure that we give them personalized advice in line with their particular needs, which increases their confidence in the Bank.

Our second responsibility is to our entrepreneurial customers to help them carry out their business plans and their expansion projects. We rely on our position as the leading bank in the Quebec SME and corporate market, knowing full well that we can meet their financial needs and maintain their confidence only if we have world-class know-how to put at their service. We must always bear in mind that the best way for us to serve all those who have a stake in our company (our shareholders, of course, but also our employees, our partners, our communities and our governments) is to create wealth and enable wealth to be created by all the entrepreneurs that have chosen us to be their business partner.

Last, but by no means least, we assume our responsibility to our shareholders by continuing to invest in high-potential sectors that we know well, that we have mastered and that represent niches in which we are a major player. We are not interested in going after market segments where we have reason to believe that we would play only a secondary role. We will exit a given market immediately if we see that we are not – or are no longer – one of the top two or three financial players.

Banks throughout the world, but especially in the West, are now faced with five key issues. Not only have these issues all emerged at once, but never at any time have they been as important as they are now: an industry model based on greater competition; a general trend towards consolidation and mergers; a new, more liberal legislative and regulatory framework; unprecedented technology changes; the aging of the vast baby boom population; and the transfer of wealth from one generation to the other, the likes of which we will not soon see again.

These issues all represent challenges which the National Bank will have to tackle head on, particularly as Canada and also Quebec constitute a society in which these factors have assumed great importance. However, it is not easy in this context to predict what the future has in store. The recession which took hold in 2001 and will continue in 2002, and the far-reaching consequences of the September 11 attacks all add to the uncertainties surrounding the market and competition. Despite this, the National Bank heads into 2002 with a number of strong advantages, including excellent profitability and solid capitalization. Both Quebec and Canada as a whole have strong, dynamic and diversified economies that will enable them to rebound strongly once growth picks up in the United States.

Our excellent performance comes at a time when the National Bank is at a crossroads. The new Canadian *Bank Act* is opening up new horizons for us and the choices we make could strengthen us in niches where we are already doing extremely well, as our results demonstrate.

The possibility of bringing a majority shareholder on board that would contribute complementary expertise, capital or international business opportunities is not incompatible with our business model of being a regional bank. Moreover, a new partner will be more likely to appear on the scene once we can propose a solid and promising expansion in the Quebec market and across Canada.

As of March 2002, Réal Raymond will take over from me as President and Chief Executive Officer of National Bank of Canada. In order to ensure a smooth transition, Mr. Raymond became President and Chief Operating Officer of the Bank in July 2001. As for me, I will assume the position of Chairman of the Board.

Succession planning has long been one of our top priorities and we will continue to give priority to bringing along our next generations of managers and officers who will oversee our business lines. We are constantly looking for new ways to foster a stimulating work environment that is creative and harmonious, and one which attracts and inspires brilliant, passionate people.

In closing, I would like to offer special thanks to J.-Robert Ouimet, a member of our Board of Directors, for his invaluable contribution to the work and deliberations of the Board. As he has reached the age of retirement, Mr. Ouimet will not be renewing his mandate.



One overriding mission:
to create value for our shareholders and
increase customer satisfaction

RÉAL RAYMOND
PRESIDENT AND
CHIEF OPERATING OFFICER

Dear Shareholders,

When the Board of Directors chose me to succeed André Bérard as President and Chief Executive Officer of the National Bank, I made a commitment to create value for our shareholders and increase the level of satisfaction among all our clients, both individuals and businesses. All our business units are eager and enthusiastic about the challenge of offering the kind of quality service that cannot be matched by any of our competitors.

Naturally, it is always encouraging to take over the helm at an institution that is financially strong, has a remarkably consistent growth record, and is more profitable than ever. Nonetheless, the challenges that lie ahead are just as great, and perhaps even greater than those in the past. Particularly when our aim is to be the best in our core market.

Service quality is a multidimensional concept that encompasses product and service offerings, pricing, the availability and diversity of distribution channels, the quality of information given to customers, new technologies that are user-friendly, how complaints are handled, the return on investment vehicles, and the empathy and professionalism shown by advisors and staff.

Consumers have come to have definite expectations of financial institutions regarding each of these components of customer service. They know what they are entitled to, which makes it all the more important to go beyond their expectations. In other words, we must give them their money's worth, and more, if we want to retain their trust and loyalty over the long term. That is the only way to guarantee success, the only way for a financial institution to stand out in a market like ours.

There is no mystery about that. The best approach is to have a customer culture that focuses on our target niches, and not allow ourselves to become distracted by peripheral activities that eat away at capital and energy without adding value for shareholders or customers. There is no room at our institution for business units that do not meet our growth and profitability targets. But eliminating them is not the only possible solution. We also need to examine and be open to the possibility of forming alliances with specialized partners that have the expertise to provide better service at a lower cost.

We have already taken a number of initiatives in this regard: closing our offices in the Far East; selling our few branches in the Atlantic provinces (except New Brunswick); disposing of our asset-based lending operations in the United States; and selling our merchant credit card operations to Global Payments Inc. On the other hand, we acquired 17 Bank of Montreal branches in Quebec, thereby bringing in 35,000 new clients; we are continuing to expand our network of Alliance branches in supermarkets; and we added 529 banking machines to our existing network of 834 through an alliance with The Exchange® Network.

These decisions and others that will follow are more closely aligned with our business model, which is to be, first and foremost, a regional bank; that is to say, a financial institution with a dominant presence in a geographically-limited market, which has to compensate for a certain lack of geographic diversification through a broader mix of revenue streams and client segments.

This business model continues to be highly successful in the United States, despite numerous mergers that have produced several banks of national and even international stature. It calls for a large number of partnerships and enhanced synergies across our various subsidiaries and business units. It also involves maintaining a work environment that rewards both individual excellence and teamwork. This is the best way to improve our products and services, and to create shareholder value.

Our results for 2001 prove that this business model works just as well in Canada as it does in the United States. Among the Canadian banks, the National Bank is the one that has most consistently posted solid earnings growth in the past 10 years; our return on equity is excellent; our efficiency has improved substantially, with a ratio of operating expenses to total revenues of 62.7%, compared to 65.8% in 2000; total deposits at the Bank rose by 2%; the Tier 1 and total capital ratios were 9.6% and 13.1% respectively, a sign of a very well-capitalized institution; the proportion of revenues generated by high value-added activities such as wealth management is greater than at several of the other chartered banks; net income and net interest income both increased in the Personal Banking and Wealth Management segment; income before goodwill charges was up 22% in the Financial Markets, Treasury and Investment Bank and total revenues grew by 14%. In short, the more closely attuned we are to the needs, values, culture and aspirations of our immediate milieu, the more conclusive our results are likely to be.

Our withdrawal from certain business lines gives us the added challenge of increasing our revenues elsewhere and being even more demanding in terms of cost efficiency, especially costs that do little to add value to relationships based on customers' firmly-held expectations as to quality and availability of financial services. There is enormous growth potential still waiting to be tapped in markets where we are focusing more of our resources, creativity and efforts. The renewed vigour with which we are pursuing wealth management shows what can be accomplished without adding many extra layers of costs, particularly in technology. Comparable opportunities exist throughout our business units, and we fully intend to capitalize on them.

But regardless of the strategic choices we will have to make to secure the National Bank's future, our day-to-day operations must be driven by one overriding mission: to create value for our shareholders and increase customer satisfaction to a level that is the envy of all our competitors.



The "Customer Culture" of Tomorrow's Prosperous Banks

"I never think of the future," Albert Einstein said, "it comes soon enough." Truer words were never spoken. As soon as we start to feel that we have a good grasp of the current situation, it gives way to a whole new set of circumstances. The banking industry today is no exception.

Experts reflecting on the future of the banks imagine two scenarios for those whose goal is to retain a competitive advantage and prosper in the long term. The first consists in becoming a provider of specialized financial services in one niche only, such as those banks which have chosen to focus solely on mortgage lending, discount brokerage, corporate financing or credit card management.

The second scenario consists in giving customers a unique consumer experience, through an extremely varied, top quality range of products and services. In this scenario, the customer is clearly the focus of attention for bank staff, who must be ready to offer the best advice, products and services, even if it means making agreements with institutions which used to be competitors.

Choosing either scenario means setting new priorities and making what can sometimes be a radical change in the culture of the organization. New technology tools must be put in place and new ways established to deploy and train human resources.

The National Bank has clearly chosen to take the second path and has the opportunity of doing so in a cultural context that is unique in North America. True, Quebec may be a lucrative market for mono-line international banks. However, multi-line banks wishing to offer a unique experience to the consumer here will find the market relatively difficult to penetrate.

Of all the banks, the National Bank is the best positioned to grow in the Quebec market, and its corporate culture, geared as it is to customer service, has everything it takes to enable it to grow more quickly than the other banks in its natural market.

THE FUNDAMENTAL YARDSTICK

The banks that will prosper in the future are those that will successfully deliver an outstanding consumer experience, along the lines of what the entertainment, restaurant, travel, book and hardware industries have succeeded in doing.

You no doubt remember the first time you set foot in a hardware or home renovation mega-centre, or in a multiplex cinema equipped with new sound and image technology, or in a large bookstore chain, with its comfortable reading chairs and coffee and sandwich bar. For many of us, it was a revelation, an awareness that a major shift was taking place in these industries.

In their own way, albeit more gradually, Canada's banks have undergone a much more spectacular transformation. Banking machines, call centres and the Internet, to name just a few, slowly but surely have become ingrained in the habits of customers. While banks were once equipped to handle only financial transactions, today they have become businesses focused on providing advisory services and selling financial products.

In such a context, quality of service becomes the fundamental yardstick, especially since the products offered by the different banks are increasingly similar. Cross-pillar integration in the industry, the development of information technology and a fiercely competitive environment have made it hard for one bank to set itself apart from the others in terms of the products being marketed. Aside from a price war, the quality of service and the relationship with the customer remain the only areas where it is possible to stand out from the competition.

A CONSUMER EXPERIENCE THAT CAPTURES THE IMAGINATION

What makes for a good relationship with customers is well known: rapid, personalized and courteous service; immediate access to the right person – there is nothing worse than having to repeat your story over and over before getting to the right advisor; an environment that is open to the best products on the market; reliable, straightforward and secure electronic transaction tools; a good understanding of the specific needs of each customer; well-trained, informed, entrepreneurial and responsible personnel, etc.

Unfortunately, too many customers of our financial institutions still consider an appointment with a financial advisor on a par with a visit to the dentist. They go reluctantly and only when absolutely necessary. Electronic banking facilities have had an unforeseen consequence. Face-to-face meetings between a professional and a customer seem to happen more often than not because a problem needs solving. Yet, it is impossible to establish a solid, pleasant and long-term business relationship with a customer when your services are required only when problems arise. Fortunately, the wealth management niche gives banks the opportunity of offering their customers a positive advisory experience which they will want to repeat if it is done well.

New information technologies have definitely enabled the banking sector to undergo a transformation of its own. However, it still needs to make the shift towards providing its customers with a unique and defining consumer experience. Admittedly, the banking industry does not lend itself as easily as bookstores or hardware stores to the retail sales concept that immediately and readily captures the imagination of the consumer. Nevertheless, it is possible to use all the tools and all the human resources which an institution like the National Bank possesses to foster an unparalleled sense of loyalty among its customers.

A bank that makes the customer the focus of its activities must do so first on its home turf. Points of service must be more widespread, more welcoming and more accessible than ever. Despite all the strides made in developing Internet banking services, call centres and banking machines, well-located points of service are privileged sources of contact with customers. In fact, the value added that branches create is greater than was originally thought by the banking industry at the end of the 1990s. They represent a key element for customers which the Internet and electronic tools cannot replace: a place to do business with real people.

Surveys of North American banks reveal that more than 80% of customers visit a bank branch at least once a month and more than 85% of investment decisions are made in the presence of a bank advisor. Despite the Internet's penetration, more than 70% of people surveyed said that they would open an account at a bank only if it had a branch network.

The major challenge for an organization like the National Bank is to build a relationship of trust between its staff and thousands of customers, even when communications technology will likely be used more frequently between them. For example, most large North American banks measure the performance of their call centre employees by the speed with which they handle a transaction or resolve a customer's problem. In an approach that focuses completely on the customer, the quality of the telephone interaction has to be just as important as, if not more important than, the speed with which the call is handled or the number of calls processed in an hour.

Winning over customers also means creating a unique experience for them when they use the Bank's web-based services. With more and more customers using the Internet to do their transactions or check account balances, superior quality service must be the overriding factor in the customer's experience with on-line banking. This means being there with them on the Bank's websites to make browsing simpler and more efficient. Even if customers experience a computer browsing problem at their end, it is simply not enough to tell them "your computer is configured incorrectly, and unfortunately we can't help you." Steering the customer towards experts who can solve this type of technical problem becomes a positive, decisive consumer experience.

In 2001, almost 68% of on-line bank service users in North America said they were extremely confident about the security measures that the Internet offers, compared to two years earlier when only 48% felt confident about doing their banking via the Internet. The satisfaction rate of users of on-line banking services continues to rise, mainly because of the time and money that customers save thanks to this new technology. There is however one important consequence to all this. What has become clear, throughout almost all of North America, is that the more people use on-line banking services, the greater their expectations. In other words, people take to banking in this way and hope that their bank will not stop there, that it will continue to develop new content, new functions and more on-line services.

In order to deliver a unique experience to its customers, the National Bank has to renew itself constantly and it does not hesitate to invest in physical and technological infrastructures, in human and professional resources, as soon as these enable it to increase its profitability and market share with its existing customers.

PUTTING OUR OWN CUSTOMERS FIRST

The best way for a bank to achieve steady growth is to capture an ever larger market share of its own customers and acquire new customers in its natural niches. It is extremely risky and hazardous to try to find new customers, at whatever cost, in an unfamiliar market where one is a relatively minor player. When you work hard to deliver better service to customers, they reward you by entrusting you with the management of a greater share of their wealth. In cost terms, in the banking industry, selling a new product to an existing customer represents only 10% of the cost of selling the same product to a new customer.

Recent studies on clientele management reveal that, for major banks like the National Bank, raising the customer retention rate by 2% has the same financial impact as reducing operating costs by 10%. In a context of slower economic growth and possibly lower revenues, our ability to retain our customers, make them more loyal to us and manage a greater share of their assets is of cardinal importance.

The marketing and advertising costs for attracting a new customer are five times higher than they are to retain a customer, something we need to bear in mind. Marketing research done in the 1990s shows that major corporations can increase their earnings by 100% if they increase their customer retention rate by 5%. Imagine then what could be achieved if we can also convince customers to turn to us for a larger and larger share of their financial requirements.

The National Bank is greatly envied by its competitors because of its privileged relationship with its SME customer segment. Nevertheless, until very recently, our banking relations with those same entrepreneurs rarely went beyond the company itself. For a few years now, we have been paying more attention to the personal financial needs of our entrepreneurial customers in order to offer them investment advice and products, the quality of which surpasses everything they had previously known.

Our greatest challenge is not so much to acquire new customers as it is to sell more savings and investment solutions to existing ones. If our entrepreneurial customers are satisfied with the business development services we offer them, there is no reason why they should not also be satisfied with our offering of personal financial planning services.

National Bank Financial Network

The "Customer Culture" of Tomorrow's Prosperous Banks

PUTTING OUR OWN CUSTOMERS FIRST (cont.)

It should come as no surprise that the Canadian banks all more or less use the same tools, the same technology and the same data bases to support their sales and advisory teams. The difference lies in how we use these tools to meet our customers' needs more effectively. We, at the National Bank, have understood that if we are to set ourselves apart from the competition our customers must have a unique, more engaging experience with us. An experience they will *remember, one that will impress and amaze them.*

AN OPEN ENVIRONMENT

Once a bank decides to deliver a unique experience to its customers, they must become the focal point for its personnel, at every level of the organization. When we choose to make our customers our number one priority, and when these *same customers demand what is best on the market, it is in our own interest to create an open financial environment* for them. This means looking to see what our competitors do best and being clear-headed and honest enough to judge whether or not we can do better. If the answer is yes, all the better. If the answer is no, we must not hesitate to establish alliances to give customers a superior quality product.

The management of the National Bank has already embraced this management philosophy as a number of initiatives show. The National Bank Mutual Funds offered to its customers are one example. Our alliance with Fidelity Investments, *a leading mutual fund manager in North America and around the world, has enabled us to create a broader range* of quality mutual funds, especially for U.S. securities funds. These new products sport the National Bank brand while at the same time letting customers know who designed them.

Specialized and mono-line financial institutions are likely to develop on a large scale in the coming years, and whenever a major player becomes noticed for the superior quality of its offering, we will be looking to establish favourable alliances for customers as well as for the personnel and shareholders of the National Bank.

Such a management philosophy can even translate into transactions like that which led us to sell our merchant credit card operations to Global Payments Inc. This transaction benefits all our customers as they will receive improved services from one of the best companies in this sector in North America. At the same time, it has enabled the Bank to withdraw from an activity which required substantial technology investment for the return generated.

In the United States, customer demand for better integrated web-based banking services is so strong that certain large banks have created a function on their sites that allows users to consult all their accounts, even those held with competitors, from a single location, using a single password. Everything is there. Their customers can access chequing and savings accounts, equity investments and mutual funds, as well as their credit cards and air miles plans with specific airlines. Ten of the 25 largest U.S. banks will be offering this inter-bank service in 2002. Peer-to-peer payment is already a reality at certain institutions, which means that individual customers can transfer money directly from their account to someone with an account at their bank or at another institution.

The vast majority of banks around the world have not yet woken up to the possibility of offering an open financial environment to their customers. They are unable to overcome their psychological and institutional barriers to provide them with the best that is available.

At the National Bank, we know that the best attitude to adopt is to be open, creative and innovative, because these are the conditions which will allow us to be a marketplace for very high quality financial products and services. It is our "customer culture" that will make us a prosperous financial group in the long term.

Structure and Operations of the National Bank

National Bank of Canada has been active on the financial scene in Canada for over 140 years. Its mission is to provide high-quality financial services and products to its clientele of consumers, small and medium-sized enterprises (SMEs) and large corporations. The National Bank is the sixth largest Canadian bank and the leading banking institution in Quebec. In addition to offering our services in every region of Canada, we have carved out more specialized niches that enable us to serve our customers around the world through representative offices and strategic alliances.

The National Bank can therefore be described as a "generalist" financial group that is active in personal banking services, international capital markets, securities brokerage, insurance, wealth management, mutual fund management and retirement plan management. It also acts as an investment banker for large corporations and government organizations.

According to the Quebec magazine *Commerce* (July 2001 issue), the National Bank ranks 43rd among the 500 largest employers in Canada and 47th in terms of revenues, a very respectable standing that reflects our predominant role in Quebec and in Canada as a whole.

THE NATIONAL BANK IN FIGURES (as at October 31, 2001)

2,600,000 customers
546 branches
834 banking machines
17,070 employees
127 independent development managers
175 financial planners
411 personal bankers
908 financial services managers
907 securities brokers

MANAGEMENT

The Bank is headed by a Board of Directors whose mandate is to define the Bank's mission, set its objectives and approve effective strategies for achieving them. Its role is to supervise the management of the business and affairs of the Bank, protect its assets and ensure its effectiveness, profitability and development. The Board oversees and supports management in achieving the performance objectives established in the strategic plan.

The Executive Office has the mandate of implementing the key orientations approved by the Board. In addition to the Chairman of the Board and Chief Executive Officer, André Bérard, the Executive Office consists of Réal Raymond, President and Chief Operating Officer, and Jean Turmel, President of the Financial Markets, Treasury and Investment Bank.

Réal Raymond has been appointed by the Board of Directors to succeed André Bérard and will become President and Chief Executive Officer of the Bank effective March 2002. To ensure a smooth transition, Mr. Raymond was made President and Chief Operating Officer of the Bank in July 2001. Mr. Bérard will continue in his capacity as Chairman of the Board.

Réal Raymond, who has been with the National Bank since 1970, has held senior management positions in the personal banking, commercial banking and financial markets sectors.

Jean Turmel, President of the Financial Markets, Treasury and Investment Bank, was appointed to the position in 1998. Prior to that time, Mr. Turmel, who joined the Bank in 1981, held various senior management positions. Both he and Mr. Raymond sit on the Board of Directors.

STRUCTURE OF THE NATIONAL BANK

The Bank is composed of two main entities: the Personal and Commercial Bank and the Financial Markets, Treasury and Investment Bank. Support services are headed by five Senior Vice-Presidents who report directly to the Chairman of the Board and Chief Executive Officer, and who are responsible respectively for Human Resources and Administration, Finance and Control, Credit Risk Management, Audit, and Operational and Market Risk Management.

The Bank's activities can be divided into three separate business segments defined according to the services they offer, the type of customers they serve and the marketing strategy they deploy. Personal Banking and Wealth Management includes the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance. Commercial Banking comprises all the Bank's services for businesses in Canada. Financial Markets, Treasury and Investment Banking is responsible for corporate credit, treasury operations, management of the Bank's assets and liabilities, corporate brokerage and portfolio management.

Structure and Operations of the National Bank

PERSONAL BANKING AND WEALTH MANAGEMENT

The public's growing familiarity with financial planning and savings products, combined with demographic changes, has led to an unprecedented demand for financial advice. That is why we have made a major commitment to this market in recent years. Going far beyond basic deposit accounts, we now offer individuals, self-employed customers and very small businesses a variety of products and services, all designed to manage their savings and assets efficiently.

Among the customers served by National Bank branches are some 2,280,000 individuals and 112,000 small businesses, the latter often consisting of professionals, self-employed individuals and sole proprietorships whose annual sales are under $1 million and whose loans with the Bank amount to less than $350,000.

In Quebec, the National Bank has a sizeable share of the extremely important market composed of individuals and small-scale entrepreneurs. In response to the specific needs of some of our customers, in 2001 we launched a new business line called National Bank Wealth Management™. Its mission is to offer personalized management services that enable our more affluent customers to identify and achieve their financial goals by selecting from a vast range of products and services of the highest quality. Our objective is to increase our retention rate for this client group and increase our assets under management by ensuring that these customers are satisfied with the return on their portfolios. During the first year, 250 financial planners and personal bankers at National Bank Wealth Management™ will serve some 100,000 customers. This new sales force should enable us to expand our share of our customers' assets from 26% to 33% over a three-year horizon.

For demographic and economic reasons, the savings market is expected to grow strongly during the coming 10 years. We believe that market volatility and uncertainty will lead more and more customers to opt for discretionary management of their assets. With service quality always the prime concern, the Bank's advisors become our customers' main point of access to all the financial solutions offered by the National Bank.

New market penetration strategies have been developed to help us succeed in our mission. Drawing on a corporate culture centred on business development and the use of high-performance technological tools by representatives, we have adopted an approach that enables us to offer an expanded array of products and closely track the results. The Continuous Improvement Program was introduced to meet customers' demands for made-to-measure products, services and advice. Specialized teams, backed by new banking technologies, handle transaction and administrative tasks and thereby give our personnel in the field more time to develop their markets, services and customer relationships.

We nurture the close relationship we enjoy with our business customers through private banking centres. The role of these centres is to address the personal banking needs of affluent business leaders by offering them comprehensive financial planning services adapted to their personal and family situation and encompassing budgets, investments, financial security, retirement and estate planning as well as tax and trust services. Because their financial needs are more complex, these customers are looking for more than just a choice of products and services; they want an overall financial planning strategy that brings into play the expertise of our subsidiaries.

In concrete terms, this value-added, cross-selling philosophy translates into recognizing the specific characteristics of each client group by age, income, behaviour, lifestyle and other distinguishing socio-economic factors. The next step is to make the right offer to the right customer at the right time, in the right place and, most importantly, in the right way.

The number of self-employed people has jumped by 80% since 1980, reaching half a million in Quebec alone in 2000. Over the past decade, the number of female entrepreneurs has risen 3.5 times faster than that of male entrepreneurs, with women now accounting for over one-third of Canada's entrepreneurs. Those are just two of the niches in which we have chosen to excel. The Wealth Management group develops the tools the financial planners and personal bankers need to fulfill their advisory role and ensure better service for this category of high potential customer.

As the bank of SMEs, the National Bank does not want to confine itself to being a partner for businesses and their corporate operations. It also wants to be a partner for the people who founded those businesses, who run them and who have personal financial needs as well. We believe that our institution is the best placed to ensure their complete satisfaction.

We also help our business clients get the most out of technology and e-commerce opportunities. Our initiatives in this area include balance aggregation plus interest, packages for the self-employed, the AgriNat and FlexBusiness packages, the Business Latitude card for small businesses, financial packages for professional groups, the modules in the ClicCommerce family and the Smart Data® purchasing management software.

In addition, we spare no effort in creating new positions and new career paths that link banking with the various business units. Examples of this include personal bankers and financial planners for individuals, and managers – global cash management for business clients.

Without an effective system for delivering advisory services, competent staff and targeted resources management, even the best products would simply gather dust on the shelf. Ongoing training programs for our personnel, codes of professional conduct, ombudsman services, incentive prizes and rewards, profit-sharing and share ownership programs are some of the vehicles we use to keep and attract high-calibre, motivated, creative employees who are proud to work for the National Bank and its customers.

Business units A variety of business units and components of the National Bank group coordinate their efforts in order to implement our wealth management strategy. National Bank Financial, National Bank Mutual Funds, National Bank Securities, National Bank Discount Brokerage and National Bank Trust are at the front line when it comes to conquering the lucrative wealth management market.

For investors looking for more autonomy and control, National Bank Discount Brokerage offers an efficient, economical way to buy and sell investment products through multiple channels while providing access to valuable information and tools so that investors can make decisions more effectively and achieve their financial goals. Customers can also carry out their trades by telephone with the assistance of a representative, via the Internet, by cell phone or the Dial-A-Quote automated telephone service. Express mode brokerage is available for individuals who have excellent investment knowledge, seek complete control over their portfolio, trade mainly via the Internet or by cell phone and want their transaction orders to be sent directly to the markets without having a representative check that they suit their investment objectives. Investors who want a representative to ensure that all their transaction orders are in line with their investment objectives and level of risk tolerance before they are forwarded to the markets can opt for Direct mode brokerage, which also lets them consult fixed income and mutual fund specialists for advice.

Self-reliant investors who are customers of National Bank Discount Brokerage are entitled to numerous services including a complete range of investment products such as common and preferred shares, exchange-traded funds, warrants, government and savings bonds, mortgage-backed securities, options, mutual funds, GICs and Treasury bills. Customers who surf the web can also transmit transaction orders 24 hours a day, check Canadian and U.S. stock market quotes at any time, access news about listed companies, as well as use the InvesNet website to access research tools such as Morningstar, the country's primary source of information on mutual funds, and Advice for Investors, a major financial research tool that provides up-to-date information on some 4,500 Canadian companies.

National Bank Securities, a wholly-owned subsidiary of the National Bank, operates mainly in the mutual fund sector, acting as manager and promoter of National Bank Mutual Funds. Another Bank subsidiary, Natcan Investment Management, offers financial management services to a variety of companies and institutions, including pension funds and institutional investors. In 2001, National Bank Securities added a new fund to its line of National Bank/Fidelity Funds: the True North Fund, the return on which is based entirely on the Fidelity True North Fund offered by Fidelity Investments. In recognition of its performance over the five-year period since it was created, this fund was given a five-star rating by Morningstar. The True North Fund forms part of the National Bank/Fidelity family of funds originally launched in 2000. The other funds in this family are the National Bank/Fidelity Canadian Asset Allocation Fund, National Bank/Fidelity Global Asset Allocation Fund, National Bank/Fidelity International Portfolio Fund, National Bank/Fidelity Growth America Fund and the National Bank/Fidelity Focus Financial Services Fund.

With its nine different fund categories, the National Bank fund family is well placed to meet the needs of all investors and help them diversify their portfolios. Whatever their requirements, level of risk tolerance or financial goals, customers can turn to National Bank Mutual Funds for asset classes that can be adapted to their personal profile: money market, income, balanced, growth, international growth, diversified, protected and specialty funds, as well as National Bank/Fidelity mutual funds.

General Trust of Canada, which was renamed National Bank Trust in 2001, currently administers nearly $40 billion in assets. Its mission is to provide individuals and businesses with trust and financial products and services of the highest calibre, as well as access to its expertise in asset management and administration: discretionary and private portfolio management, estate planning, trust administration, protective supervision, investment and pension fund administration, implementation of company share ownership plans, group pension plan administration, securities administration and custody, etc.

National Bank Financial Services not only offers the products and services of members of the National Bank group but also distributes those of other major financial institutions with which it has concluded specific alliances. Its role is to meet with customers when and where they choose in order to offer them a full line of products and services that will enable them to ensure their financial security.

To meet customers' insurance needs, we rely on National Bank Life Insurance Company whose mission is to offer a variety of insurance products, and especially credit insurance on the various types of loans granted to individual and business customers. The product of a strategic alliance between the National Bank and one of Canada's leading property and casualty insurers, National Bank General Insurance specializes in automobile insurance. Its goal is to offer one of the industry's best price/quality values in automobile insurance by giving practical advice to customers both when they are buying insurance and when they are making a claim.

All these Bank units work in tandem to take advantage of the brisk growth in the wealth management market. In North America, this growth has been fuelled chiefly by the baby boom generation as it continues to build up its substantial wealth. We are a leader in wealth management in Quebec, where National Bank Financial is by far the largest full-service broker.

Through its Individual Investor Services, National Bank Financial is simultaneously complementary to and integrated with the other units and subsidiaries of the National Bank. "Complementary" because more than half of the 270,000 customers of National Bank Financial do not do business with our branch network. National Bank Financial therefore reaches a relatively affluent clientele that has no other relationship with the Bank. And "integrated" because it works closely with the other units of the National Bank family in offering customers financial services that respond to their needs.

Structure and Operations of the National Bank

PERSONAL BANKING AND WEALTH MANAGEMENT (cont.)

With 812 investment advisors in 86 branches from coast to coast, $27 billion in assets under management and annual revenues of close to $700 million, National Bank Financial is the dominant player in Quebec, with 30% of the market. At the industry level, its share of the retail brokerage market is approximately 9% and it manages about 11% of the assets in registered pension plans and over 20% of registered education savings plans.

National Bank Financial strives to stand out from its competitors through the quality of the advice and services it offers to individuals. The investment advisor's role is to manage portfolios and recommend concrete financial solutions to the complex challenges facing today's investors. Thanks to the company's sophisticated technology and its sources of economic and financial information, individual customers are now able to obtain the kind of information that was previously reserved for institutional investors.

At National Bank Financial, advisors and customers are well served by one of the best research departments in Canada. In addition, as a result of agreements signed with major American and European firms, they have access to quality studies on U.S. and overseas markets. Advisors and their customers are consequently kept up-to-date about the latest developments and opportunities on foreign markets.

Wealth management at the National Bank also encompasses traditional banking products and mutual funds distributed through the branches, private banking centres, National Bank Trust and National Bank Discount Brokerage. By grouping together these subsidiaries and initiatives under our wealth management services, we can be a universal bank for consumers in Quebec and, increasingly, in Canada as a whole.

BRANCH NETWORK The National Bank has a network of 546 branches across Canada to serve its 2.6 million customers. Focusing more on providing advice than on transactional services, the National Bank's strategy when it comes to branch development is motivated by the desire to make customers' lives easier. Client segmentation and the development of promising niches and markets has spurred us on to innovate in order to ensure that our physical network is sufficiently diversified to attract various categories of clients. For instance, we have created financial service centres, banking centres, business centres, in-store service counters and private banking centres, all geared to serving specific groups of retail customers.

The Bank now has some 30 Alliance branches, mainly located in supermarkets. These branches are an economical, efficient way for us to get closer to our customers. Increasingly, we are going to them rather than having them come to us. For instance, our mortgage development managers and representatives from National Bank Financial Services, AssurNat and our retirement planning unit meet with customers in locations that are more convenient for them.

The Alliance network, which complements our traditional branch network, continues to expand in order to meet its objective of attracting consumers who are not already Bank customers. Many consumers are enthusiastic about the Alliance concept, where branches are open seven days a week in locations that customers visit regularly, such as supermarkets. In particular, the Alliance network has enabled us to recruit many new young households and individuals under the age of 45. Customers in this client group are more autonomous in terms of their transaction needs and already use the Internet but they still need to be advised about their investment and financing options. In short, they want financial advice at a time and in a place that suits them.

Our experience has shown that Alliance branches do particularly well when they are located in superstore-type locations in growing neighbourhoods. For that reason, urban communities and the suburbs of Montreal, Toronto, Ottawa and Quebec City will be targeted because of the many first-time home buyers who choose to live there.

At the beginning of 2001, the National Bank gained 35,000 new customers when it acquired 17 branches of Bank of Montreal in Quebec. Eleven of the 17 branches were integrated into National Bank branches while the remaining six adopted the National Bank banner. The total assets and liabilities acquired amounted to approximately $685 million. This strategic acquisition has enabled us to consolidate our position and become a stronger player in certain Quebec regions. Having a larger client pool in those regions means that we can now offer these customers more sophisticated products (brokerage, credit cards, etc.) and demonstrate our unwavering commitment to serving our customers better, no matter where they may live or do business.

All the large financial institutions are competing with each other to attract a share of the billion dollar nest egg that Canadian baby boomers have started to inherit from their parents. The approach we have opted for is to open financial service centres and private banking centres that cater to our high potential clientele.

The decision to establish financial service centres throughout Quebec was made after due reflection on customers' expectations in terms of a comprehensive solution for managing all their financial needs. Like our private banking centres, financial service centres are another way of consolidating our services in a single location for the benefit of customers who have little time to spend on financial management and who want experts to manage all aspects of their personal finances. Whether they are looking for personalized financial planning, stock market investments, mortgages, insurance, assistance with tax returns, etc., customers who are not necessarily affluent can find all they need in the form of an "all-inclusive" financial package, under one roof.

Canada will soon be transformed from a credit-oriented consumer society to an investment-oriented wealth accumulation society. *The National Bank has a strong competitive edge in this market because we already have a good understanding* of our entrepreneurial customers who belong to the baby boom generation. We plan to open a number of private banking centres during the coming years in order to capitalize on this demographic phenomenon. This large subsection of the Canadian population is making the transition from borrower to saver, resulting in a greater demand than ever for financial planning services. As part of our strategy involving financial planners, personal bankers and private banking centres, the Bank will have over 300 full-time financial planning professionals by 2003, up from 100 in 1996.

The technological advances in recent years have enabled the National Bank to restructure its operations and free its branches from many administrative tasks and credit operations. Branch managers are therefore able to focus on recruiting customers and developing their local markets. Accordingly, it is not uncommon to see our managers involved in community activities, becoming members of associations and forging relationships with the business people and development officers in their region. Since branches now offer a variety of trust, brokerage and insurance services, branch managers cannot be specialists in every area. Instead, their role is to manage a multidisciplinary team and motivate their personnel in much the same way as the owner of an SME.

E-COMMERCE FOR INDIVIDUALS Most experts agree that the greatest development potential for the banks and their market, whether retail or commercial, lies in the Internet. The National Bank has made immense strides in information technology, which have necessitated an extensive reorganization of its operations in order to derive maximum value from all the possibilities this technology has to offer.

However, technological advances have made the Bank's operating environment more competitive than ever. For instance, now that customers can easily obtain information on the products and services available at various banking establishments, they do more comparison shopping than they used to before making their final choice. Moreover, *because the development of e-commerce has eliminated barriers to entering the banks' traditional areas of activity,* it is no longer necessary to have a huge bricks-and-mortar network to reach a critical mass of clients. The power of new information technologies and the Internet have made it much easier for new players to enter the financial sector and, within no time at all, to become formidable competitors of the Bank.

In this increasingly competitive and changing environment, the National Bank's ability to offer its customers comprehensive solutions, superior service and a lasting relationship built on trust is an invaluable asset that augurs well for its future. Participating in the expansion of electronic networks is also essential to ensure the Bank's sustained growth.

The Bank's individual customers have had access to a new robust and scalable e-commerce infrastructure since March 2001. Our www.nbc.ca website enables us to serve a very large number of customers reliably and efficiently, in addition to providing a platform for integrating the Bank's various electronic services. Not only can customers do their everyday banking on the Direct•N@t transactional site while seated at their own PC, but they can keep track of their accounts, calculate their personal balance sheet, perform transactions, pay bills, buy deposit products and mutual funds, complete loan applications and obtain personalized financial advice. They can also download their financial data to their personal finance software.

At one time, customers had to go to three or four different sites in order to get a complete picture of their finances. To one site for information on their account at the Bank's discount brokerage subsidiary, to another for their account at our *full-service broker National Bank Financial, to yet another for the status of their assets at National Bank Trust, and finally* to one more for their MasterCard® credit card balance. Now, all this information is readily available on a single site.

Close to 200,000 customers are already using the Direct•N@t site, a number that is expected to double by the end of 2002. *And this is only the beginning: the Bank is seriously looking into integrating such new functionalities as peer-to-peer* payments, multi-institution balance aggregation, instant loan approval, web TV and electronic signature. On average, customers access the Bank's transactional site nine times a month and carry out a total of some 19 transactions. Virtual banking gives National Bank customers around-the-clock access to all the Bank's services, it saves them money and it is the ideal complement to our branch banking services.

Electronic networks are the main thrust of our plan to give a broader and more North American scope to our successes in personal and commercial financial services. Outside Quebec, for instance, expansion will focus primarily on full-service and discount brokerage operations, which do not require a substantial outlay in bricks and mortar.

Approximately 85% of all banking transactions in Canada are carried out electronically. At the National Bank, 79.5% of all transactions are carried out via our electronic network, mainly by way of banking machine and Interac Direct Payment, but also through TelNat and Direct•N@t. TelNat currently boasts 450,000 subscribers, or one out of every four individual customers. The Bank's goal is to raise this number to 525,000 by the end of 2002, for a penetration rate of 29%. Transactions done through traditional physical channels, namely, by cheque or at the branch counter, now account for a scant 23% of the total.

On June 11, 2001, the Bank joined The Exchange® Network, thereby adding another 529 machines to its existing network of 834, for a grand total of 1,363 banking machines across Canada. Most of the machines in The Exchange® Network are located in Ontario and Western Canada, and enable National Bank customers to make deposits, withdrawals, balance inquiries and transfers just as if they were using National Bank machines. Under the agreement, Bank customers can also withdraw money at 10,000 Exchange® ATMs in the United States.

Structure and Operations of the National Bank

PERSONAL BANKING AND WEALTH MANAGEMENT (cont.)

According to May 2000 statistics, there were more than 300 million wireless telephones worldwide, or three times the number of personal computers connected to the Internet. By 2003, the number of web-enabled wireless telephones is expected to exceed the number of PCs plugged into the Internet. Users of the new services adapted to wireless technology will be able to check their accounts before making a purchase, transfer money between banking accounts, pay bills, check their recent transactions and even be warned by a special tone when their accounts approach a critical level.

The Bank has taken an active role in wireless banking, specifically by teaming up with Microcell Solutions, a subsidiary of Microcell Telecommunications, to launch financial services available on Fido® cell phones. These new wireless services allow customers to check balances on bank accounts, lines of credit and credit cards as well as to access their most recent bank account and credit card transactions. Users can also be connected to the customer service departments of both the National Bank and MasterCard®, all from a menu displayed on a Fido® handset with a user-friendly interface. National Bank Discount Brokerage functions are also integrated into the menu of wireless banking functions so that customers can trade stocks anywhere and anytime they wish using nothing more than their cell phone. Wireless banking is like having your very own bank branch that is open wherever you are, 24 hours a day, 365 days a year.

The National Bank is committed to taking full advantage of the Internet and has every intention of allocating the necessary resources to exploit this new opportunity. Integrating the Internet into our global strategy will expand our capacity to manage increasingly complex financial products and services efficiently and provide valuable support to our clients in the e-commerce universe. Thanks to these new technologies, the Bank has retained its human dimension while offering customers leading-edge services.

COMMERCIAL BANKING

Commercial Banking encompasses all of the financial services offered by the Bank to SMEs in its core market of Quebec, as well as the specialized services it makes available to business clients elsewhere in Canada. This client group consists of close to 12,225 business clients whose annual sales generally fall into the $1 million to $25 million category and whose Bank loans range from $350,000 to $20 million. In addition to the 49 commercial banking centres and five international centres in Canada geared to servicing SMEs, clients also have access to the Bank's global network of subsidiaries, partners and representative offices.

The National Bank prides itself on being a bank with solutions for SMEs. Business clients can confidently turn to us for diverse, innovative and integrated solutions for all their financing, treasury, investment and management needs. In every region there is a manager specialized in global cash management whose function is to give SME clients advice on how to optimize their cash management operations. Business clients can also draw on the expertise of our international business development managers for advice on every aspect of export operations. Moreover, in cooperation with our partner COGNICASE, Commercial Banking can give business clients access to a complete range of information technology and data communications products and services.

In developing its commercial banking operations, the Bank has adopted a geographic and segment-based diversification strategy. In geographic terms, this has meant expanding further into the SME market in Ontario, where we have opened a number of commercial banking offices. As a result, Ontario SMEs can now access the banking and financial solutions that have proved so successful for the Bank in Quebec.

On November 15, 2001, we announced the sale of our asset-based lending operations to PNC Financial Services Group, one of the largest diversified financial services organizations in the United States, for a total premium of 6% before restructuring costs. The Bank is exiting the U.S. asset-based lending market, although it may continue to offer financing to its Canadian SME and corporate clients in the United States. As a result of this transaction, PNC, which is based in Pittsburgh, Pennsylvania, acquired approximately US $1.6 billion in outstanding loans, and the Bank signed an 18-month agreement with PNC to service the remainder of the portfolio valued at approximately US $0.6 billion. This decision enables the Bank to concentrate more on traditional activities such as retail banking, wealth management and the SME market in Canada. Changes in the U.S. economic marketplace, dominated by larger specialists and full-service regional banks, prompted the Bank to refocus its attention and efforts on its core competencies.

Even in its core market of Quebec, where its share of the market exceeds that of any other bank, the National Bank is looking for specialized niches where it can increase its penetration and attract new business clients. Teams of professionals have developed special expertise in providing financing and support to companies operating in agriculture, film and television production, energy resources and high technology. These flexible, multi-faceted teams make the Bank even more competitive in select target markets. Furthermore, we have not hesitated to form teams to deliver customized financing and import-export solutions to companies in these industries. Other instances of this niche development strategy include establishing business relationships with the film production sector, setting up structured financing transactions and participating in leasing activities through our subsidiary Alter Moneta.

Most of our regional centres in Quebec have a manager on staff who is responsible for international business development and whose role is to advise business clients on export financing and risk management in an international trade context. Similar positions have been created in other provinces, specifically Alberta and Ontario.

Every year, the Bank expands its capabilities for providing assistance to SMEs which export abroad. For instance, we are involved in Fodex, a fund which invests in the capital of foreign companies that buy from Canadian companies. Through its NatExport and Sodex divisions, the Bank also continues to provide factoring services (purchase of foreign receivables) for exporters.

The National Bank is also a member of the Northstar Trade Finance network, a world leader in offering customized financing solutions to help start-ups and growing SMEs meet the challenges of competition in the complex international export market. Thanks to the major capital investment made by the Bank in Northstar, foreign clients of Canadian exporters now have access to a loan fund totalling $310 million that serves to finance export sales transactions ranging in value from $100,000 to $5 million.

E-COMMERCE FOR BUSINESSES The purpose of e-commerce at the National Bank is not simply to streamline business between the Bank and its clients. Our decision to provide SMEs with their own e-commerce platform was a logical extension of our commitment to fostering the development of SMEs in Quebec and Canada as a whole. Designed to respond to the needs of businesses in the Internet era, the ClicCommerce portal offers various services that will equip SMEs with the right tools for developing their business and e-commerce activities. ClicCommerce is a unique marketplace that, among other things, lets SMEs establish strong ties with suppliers, offer their own products and services, and share their expertise.

ClicCommerce is a joint initiative of the Bank and COGNICASE, a Quebec-based company acknowledged as a world leader in Internet technology. Initially, ClicCommerce's mission was to offer web-based banking services to businesses in order to facilitate their everyday financial operations. The first two services – ClicPayment and ClicStatement – were joined in short order by ClicServices and ClicCurrencies. At the beginning of 2001, ClicCommerce acquired an entirely new dimension with its business and e-commerce solutions: ClicBusinessFinder, ClicWeb, ClicCatalogue and ClicInc.

It was at this point that ClicCommerce's mission was expanded to include equipping enterprises with appropriate tools for growing their business and e-commerce activities. With ClicCommerce, subscribers can enjoy high visibility among National Bank partners and clients, notably by being listed in the ClicBusinessFinder electronic directory. At a time when e-commerce is growing by leaps and bounds, companies cannot afford not to be on the web. Well aware of this reality, the Bank designed ClicWeb to provide business clients with effective solutions for managing a website, from the simplest to the most sophisticated.

E-commerce is an excellent way for businesses to reduce their operating costs, improve customer service and reach a much broader market that could, one day, perhaps span the entire world. That is where the Bank's ClicCatalogue service comes into play as it offers businesses a tool for setting up a virtual store and ensuring secure transactions for users.

Finally, businesses can use the ClicInc service to establish business-to-business links. For its part, the National Bank is already using this service to buy more than half of its office supplies and information technology equipment. ClicInc's public channel is open to all businesses that want to do their purchasing online, whether or not they are Bank clients. Suppliers pay a fee to sell on ClicInc, while buyers can take advantage of its services free of charge.

SME clients looking for payment and cash management services can find what they need with the other members of our ClicCommerce family of products, including ClicStatement, ClicPayment and ClicServices. Not only do these software tools create a virtual commercial branch for SMEs, but they allow them to pay bills issued by private suppliers and to make their regular income tax and sales tax remittances via the Internet. Moreover, data on electronic funds transfers can be integrated easily into the accounting software programs generally used by SMEs. By paying bills and making remittances via the Internet, businesses simplify the payment process, minimize the risk of error and save themselves both time and money. In addition to producing most of these services, our partner COGNICASE offers e-commerce advisory services and, for corporate clients, provides management software. A number of other products offered by the National Bank group are accessible via the Internet. For instance, a full range of information technology and data communication services are available to our business clients: the Direct•N@t SME virtual branch, payroll services, electronic data interchange (EDI), electronic payments and cash management.

The exponential growth in electronic networks and the Internet has transformed the technological and commercial landscape. The Bank is an eager participant in this new territory. Our various client groups already benefit from a virtual branch, and we will increasingly be able to accompany them as they enter the e-commerce era. That is the first stage of our Internet strategy. The next stage will be to reconfigure our communications infrastructure so that all our offices, agencies and subsidiaries can access the same universal sales platform using robust and secure Internet connections. The Bank's technological development may embrace many aspects, but they are all simply different facets of the same goal: putting technology to work for our clients. New technologies give clients rapid access to the Bank and make it easier for them to manage their finances and banking operations.

Structure and Operations of the National Bank

FINANCIAL MARKETS, TREASURY AND INVESTMENT BANK

The Financial Markets, Treasury and Investment Bank groups together all the financing services which the Bank and National Bank Financial offer to corporate and institutional clients, as well as the investment and trading operations which Treasury carries out on financial markets.

Treasury Treasury is responsible for operations on financial markets, which comprise the Bank's own management operations, as well as hedging operations on behalf of clients. Management operations include liquidity and securities management, asset and liability matching, and hedging for certain financial instruments. Hedging operations enable clients to protect themselves against exchange or interest rate fluctuations as well as other changes that may occur on financial markets.

The Bank's strategic management focuses not only on its product offerings but also on its balance sheet and operating expenses. The Bank manages its balance sheet according to economic conditions and its own capital requirements. Methods such as securitization and loan syndication help to ensure that the Bank continues to grow and satisfy its clients, while minimizing risk and reducing required capital. In this way, we manage our growth in the best interest of all our stakeholders – our clients, our personnel and our shareholders.

National Bank Financial National Bank Financial was formed following the integration of Lévesque Beaubien Geoffrion with First Marathon. Its mission is to offer comprehensive, integrated brokerage services and sound advice to investor clients, be they institutions or individuals. It is present Canada-wide, but what distinguishes it from the other major Canadian firms is the scale of its services in Quebec.

National Bank Financial enjoys a prominent position among Canada's securities firms, investment banks and commercial lenders. Its strong presence on stock markets enables it to accompany its clients everywhere in Canada. In addition to mobilizing capital for corporations and the public sector, the investment banking arm of National Bank Financial provides advisory services, particularly in the area of mergers/acquisitions and restructurings.

National Bank Financial's two founding firms each had an impeccable track record for professionalism and creativity in meeting their clients' needs. Lévesque Beaubien Geoffrion was founded in 1902, and over the years became one of the largest fully integrated brokerage firms in Canada, giving it a lead position in Quebec and an important presence elsewhere in Canada. First Marathon opened its doors barely 20 years ago, and in that short time succeeded in carving out an enviable place for itself in its core activities, namely, institutional brokerage and corporate financing, with a dominant position in third-party clearing services.

In 2001, National Bank Financial was ranked first for quality of research in a Brendan Wood survey of Canadian institutional portfolio managers. It placed first for each of the five components of quality of research: quality of investment ideas, knowledge of the sector, level of contact, quality of financial studies and credibility of analysts' work. In 11 of the economic sectors for which predictions and analyses were made, National Bank Financial analysts were among the top three in their category.

With the aim of further enhancing National Bank Financial's services and strengthening its presence on capital markets, we will finalize the integration of the Corporate Banking and Corporate Financing groups in 2002. Once completed, this will considerably expand our service offerings while combining the expertise of the two units. It will also add convenience for our clients by providing them with a single point of contact for accessing all the services of the National Bank group. Merging the two units will greatly facilitate the preparation and negotiation of seamless service proposals as well. Significant progress has already been made on this front.

OUR PARTNERSHIPS

In recent years, the National Bank has entered into a variety of partnerships and strategic alliances. While these partnerships are structured in many different ways, what they all have in common is that they were concluded in order to improve the efficiency and profitability of the Bank. Some recent examples are presented below.

Assante Corporation, one of Canada's leading providers of integrated wealth management services, with a 1,500-strong network of advisors, chose the National Bank in 2001 to develop Assante-branded banking and financial products adapted to the needs of Assante clients. Under the agreement, the Bank is developing and marketing deposit accounts, chequing services, debit cards, personal lines of credit, retirement savings plans and loans, mortgage origination services and guaranteed investment certificates. The products and services will be complemented by telephone banking, Internet banking and the National Bank's extended network of banking machines.

The National Bank and *Groupe Promutuel*, already partners in agricultural finance, signed a partnership agreement in January 2001 covering the development and distribution of financial products and services. The agreement calls for the two partners to combine their expertise, with the Bank handling the development of financial products and services, while *Groupe Promutuel* takes care of distribution through its extensive network and strong presence in the insurance and financial services market throughout Quebec. The agreement with *Groupe Promutuel*, one of the top five property and casualty insurers in Quebec, gives us access to a large pool of customers for a modest investment.

In the area of technology and e-commerce, our strategic partner is the Quebec firm COGNICASE, to which we sold our high-tech subsidiary SIBN in May 2000. As the preferred provider of information technology services for the Bank and its subsidiaries for a 10-year period, COGNICASE enables the Bank to expand its banking product and service offerings to clients, particularly by developing e-commerce and e-brokerage solutions. COGNICASE specializes in the integration of e-business and Internet/wireless solutions. With its results-driven approach, its 3,800 employees, its leading-edge technologies and its international engineering and hosting centre, it offers innovative solutions that will contribute to the Bank's business success in the digital era.

Alter Moneta, which specializes in equipment financing, was created in 1998 as a partnership between the National Bank and the *Caisse de dépôt et placement du Québec*. Its mission is to make lease financing and instalment sales credit available to commercial enterprises for purchasing commercial or industrial equipment. As a result of this partnership, the Bank's commercial clients can finance equipment purchases valued at between $100,000 and several million dollars and, in certain cases, obtain credit approval for the transaction in just one hour.

Among the many other examples of partnerships that we could cite, of particular interest these past two years were: *the forging of a strategic alliance with the Business Development Bank of Canada to give SMEs better access to capital* earmarked for innovative growth- and export-oriented businesses; a partnership agreement between National Bank Securities and Fidelity Investments to launch new mutual funds under the National Bank/Fidelity banner; and, in *cooperation with Microcell Solutions, a Fido® cell phone that lets users access transaction data on their accounts at the* National Bank.

Functions that do not form an integral part of the Bank's primary mission of distributing high quality financial products and services to its clients have been delegated to external suppliers. From a competitive standpoint, it is more efficient and more economical to outsource certain tasks, such as form printing and information technology operations management. By means of selective outsourcing to Bell Canada, for example, the Outsourcing Management and Intranet Department gained access to more advanced technology while saving several millions of dollars on our telecommunications network. In addition, our strategic alliance with IBM for outsourcing information technology operations has yielded substantial economies and provided us with better, faster and less risky access to new technologies.

The National Bank's partnerships sometimes transcend our country's borders. Our clients can count on an international network consisting of offices in Paris, London, New York, Nassau and Hong Kong. Furthermore, through cooperation agreements signed with financial institutions in France, Belgium, Germany, Austria, Italy, Portugal, Spain and the United Kingdom, together with a network of 2,800 banking correspondents covering more than 120 countries, the National Bank can boast an international character that enables it to serve its clients wherever they do business. In Chile, we teamed up with three U.S. venture capital companies and a local partner to form the CorpBanca consortium in order to purchase banking institutions in South American countries. As we expect a free trade agreement to be negotiated between North and South America sometime in the next few years, we want to position ourselves in this future market and thus assist our SME and corporate clients looking to do business throughout the Americas.

This partnership trend, which is part of our management philosophy, enables us to successfully meet our challenges and realize our business plan in terms of distribution, advisory services, global offerings, geographic diversification and profitability.

Structure and Operations of the National Bank

OUR EMPLOYEES

The National Bank has over 17,000 employees, three-quarters of whom are women and one-third of whom have been with the Bank for more than 15 years. The average age of our employees is 39. With over one-third of our employees owning National Bank shares, our personnel holds about 2% of the Bank's share capital.

As we want our employees' contributions and efforts to be directly linked to the Bank's financial results, we have developed increasingly precise ways of measuring our results. For example, for the purpose of our Incentive Compensation Program, we use growth in net income and return on common shareholders' equity (ROE) to compare our performance to that of the other major Canadian banks.

In order to identify the needs and expectations of our personnel, we conduct an employee opinion survey periodically. This *Taking a Look at Our Organization* survey is designed to measure all the factors that have an impact on our employees' level of participation and commitment vis-à-vis the Bank. The results can then be compared with those of our peer group in the industry. Bank management and senior officers in the regions and sectors use the findings of the survey to draw up action plans aimed at creating an even more stimulating and innovative work environment.

The Bank's employees are expected to continuously upgrade their knowledge and improve their professional skills so that they can provide advice in line with each customer's particular needs. Our staff members pursue professional development by taking courses on wealth management, will and estate planning, insurance, and portfolio and risk management, among others. On our own or in cooperation with educational institutions, we have set up a number of training programs for our employees. It is through these key programs that we will meet the challenges ahead and successfully complete the shift towards providing advisory services. One such example, the National Bank University Program, was created specifically for employees who want a university education that focuses on financial services. The university program is also responsive to our markets' needs. For instance, given the growth in our agribusiness sector, the Bank and its education partners have introduced a master's program in agribusiness financing.

The National Bank University Program has played an important role in helping employees acquire new competencies. Since its creation in 1996, the program has yielded 600 National Bank University Program graduates and 340 university graduates, including 114 at the master's level. With an average of six days of training per management employee, the Bank's in-house training practices have enabled employees to develop or refresh leading-edge competencies, particularly in management practices, National Bank products, approaches to sales, advice and service, risk management and use of technology. In terms of preparing employees to assume new functions, 300 employees received training, 90% of whom were front-line personnel (70% in Personal Banking and 30% in Commercial Banking).

Our institution's visibility and its contribution to economic and social development in the community depend first and foremost on our employees. The Bank and its employees are never lacking in imaginative ways to make us better known in the community, most notably by being involved in conferences, fundraising initiatives, sponsorships, our *SMEs of the National Bank* client recognition program, universities and other educational institutions as well as by participating in trade shows and fairs.

In the area of charitable giving, the Bank and its employees are well known for their generosity and for the relationships they have cultivated in every part of the country. The Bank and its personnel contribute to the development of numerous associations and have been instrumental in many projects through direct donations, sponsorships, in-branch fundraising and countless hours of volunteer work. In 2001, the Bank donated over $3 million to several hundred Canadian organizations. In accordance with its donations policy, the Bank sets aside 1% of its previous year's net income for this purpose, which has resulted in its being recognized as a "Caring Company" under the Canadian Centre for Philanthropy's *Imagine* program.

Through its organization, management, subsidiaries, partners, products, services, network, employees and know-how, the National Bank is in a stronger position than ever to seize opportunities in the Quebec, Canadian and global financial services markets.

Economic Environment

The world economy, after growing vigorously for a decade, began to slow at the end of 2000 and continued to lose ground in 2001. The uncertainty created by the events of September 11 further accentuated the slowdown, which turned into a recession in several countries, including the United States and Canada.

Internationally, the European economy, led by Germany, was also afflicted by the generalized gloom. Hardest hit was the industrial sector, negatively affecting employment and consumer spending. For its part, economic growth in Asia continued to be dragged down by disappointing news from Japan which, in 2001, fell into its third recession in 11 years. Major producers of technology goods destined for export to the United States, such as Taiwan and Singapore, were particularly hard hit, while China and India posted the best growth rates in the world, benefiting from the sheer size of their domestic markets and their relative isolation from outside shocks.

The U.S. economy, which was already growing below its potential, finally headed into negative territory in the second half of 2001. The weakness that was already apparent at the beginning of the year in the export, industrial production and business investment sectors seeped through to consumer spending, which was also affected by the drop in consumer confidence following the events of September 11.

The Canadian economy tracked the U.S. economy in 2001. After two quarters of weak growth, Canada went into recession in the second half of 2001. Economic growth for the year is projected to be around 1.4%, the slowest pace of GDP growth since 1992.

With the downturn in the economy, the job market deteriorated during the second half of 2001. This in turn had an impact on consumer spending which, until then, had been robust and had enabled the Canadian economy to continue expanding. The external sector was directly affected by slower economic growth in the United States and the manufacturing sector felt its impact throughout the year.

Quebec, the Bank's principal market, was not immune to the slowdown which hit the rest of North America, but its diversified economy enabled it to post employment growth that was above the Canadian average. Quebec which, along with Ontario, constitutes Canada's industrial heartland, is particularly affected by the slowdown in the manufacturing sector and lower demand for computer and electronic products, especially from the United States. This is why Quebec's economy is projected to grow more slowly than the Canadian average in 2001. Because Ontario's automobile industry is so reliant on U.S. demand, growth in that province should be similar to that of Quebec. Alberta has been top of the growth charts for several years now thanks to its abundance of energy products.

OUTLOOK

North America is expected to recover quickly. The central banks sharply trimmed their key rates in 2001, bringing them to a 40-year low. In addition, there have been a number of stimuli. In the United States, estimates put at $200 billion the tax measures legislated by the government in the form of additional expenditures and tax cuts, which represents about 2% of GDP. In addition, households will benefit from substantial savings because of lower energy prices and lower rates as they refinance their mortgages.

All these factors paint an optimistic scenario for economic growth in 2002. Companies are projected to post significantly higher sales and earnings, which will stimulate investment in the medium term. For its part, Quebec's exports are forecast to pick up as U.S. demand strengthens.

Economic Environment

IMPLICATIONS FOR THE NATIONAL BANK

The major stock market corrections since the highs of 2000 led to an appreciable shift into safe investment products, such as GICs and money market mutual funds. The Bank, by providing a wide array of investment products, can efficiently service its customers by offering them the investment vehicles that meet their needs.

The outlook for a rapid return to economic growth in 2002 and 2003 should favour an upturn in the stock market over the coming years. The rise, which is projected to be more modest than that registered in the 1990s, is expected to spur consumer confidence. Over the mid- to long-term horizon, the trend observed since the 1990s, namely, opting to replace no-risk investment products by instruments that offer potentially higher returns, such as growth funds, direct stock holdings and personalized wealth management services, is likely to continue. In this regard, the Bank is well positioned to take advantage of this evolution thanks to its integrated distribution network, which offers a complete range of investment solutions.

The moribund economic climate observed in the second half of 2001 certainly curbed the growth in personal lending somewhat. However, this should gradually ease as the economy starts to pick up in 2002. In addition, households should profit from the current low interest rates which make it easier to buy property.

The return to stronger economic growth will also help companies to prosper. In addition, the projected rise in earnings should give a significant boost to investment spending. Through its personalized approach, the Bank will be able to offer its commercial clients the financial solutions they need to develop their target markets and their business plans.

These are the favourable conditions that will define our economic and financial environment in the coming year.

Management's Discussion and Analysis

This section of the annual report contains management's analysis of the Bank's financial condition and operating results, based on the consolidated financial statements and on the tables included in this annual report.

STRATEGIC OBJECTIVES

Despite a domestic and worldwide economic slowdown, the business strategy adopted in recent years by the National Bank enabled it, once again, to declare record earnings for the fiscal year ended October 31, 2001. Moreover, record earnings were reported for each of the four quarters compared to the corresponding quarter of 2000. The Bank achieved all the strategic financial objectives it had set for itself at the beginning of the year, as presented in the 2000 annual report.

	Objectives	Results
Growth in income before goodwill charges	+ 10%/year	10%
Return on common shareholders' equity before goodwill charges	15.5% – 17.5%	16.0%
Efficiency ratio	60% in 2003	62.7%*
Tier 1 capital ratio	7.75% – 8.50%	9.6%

* Excluding discontinued operations and non-recurring items.

For fiscal 2002, as well as future years, the Bank has set the following objectives for itself:

	2002 objectives	Medium-term objectives
Growth in earnings per share	4% – 6%	10%
Return on common shareholders' equity	15% – 17%	15.5% – 17.5%
Efficiency ratio	61% in 2003*	61% in 2003 Objectives will then be set by business line
Tier 1 capital ratio	7.75% – 8.75%	7.75% – 8.50%

* The 61% objective includes the impact of the sale of asset-based lending operations in the United States.

OVERVIEW OF RESULTS



Income before discontinued operations and goodwill charges
(millions of dollars)
700
600
500
400
300
200
100
0
309
365
389
499
627
1997
1998
1999
2000
2001

For fiscal 2001, income before discontinued operations and goodwill charges amounted to $626.8 million or $3.11 per share (see Table 1, page 50), compared to $499.5 million or $2.49 per share in 2000, for an increase of 26%. If discontinued operations are taken into account, income before goodwill charges was $581.3 million or $2.88 per share, up 10% from 2000, when the Bank recorded income before goodwill charges of $528.8 million or $2.65 per share. This marks the ninth consecutive year of growth in the Bank's income before goodwill charges.

Return on common shareholders' equity before discontinued operations and goodwill charges rose from 15.0% in fiscal 2000 to 17.2% in fiscal 2001. If discontinued operations are included, return on shareholders' equity was 16.0% in both years.

The Bank regularly reviews the dividends it pays out on its common shares. In 2001, the Board of Directors declared dividends of $0.82 per common share, which was $0.07 or 9.3% more than in 2000. Since 1993, the dividend has more than doubled, rising from $0.40 per share to $0.82 per share for the past fiscal year.

The compound average annual return to common shareholders (common share price appreciation plus dividend) amounts to 17% for the past five years.

Management's Discussion and Analysis

SHAREHOLDER VALUE ADDED

The Bank measures the profitability of its business units on the basis of shareholder value added (SVA), which is calculated by deducting the cost of common equity used from available income. Available income corresponds to the Bank's earnings after it has paid all its stakeholders except common shareholders. SVA therefore indicates whether the Bank has earned a profit after paying common shareholders for their investment in the organization. A positive amount means that the Bank has created value for its shareholders.

Available income is defined as operating income before goodwill charges less dividends on preferred shares.

The cost of common equity used is equal to 13% of average common equity used during the year. This 13% rate represents the minimum after-tax return the Bank is required to pay its shareholders for the use of their capital. The rate is commensurate with the Bank's relative risk compared to the capital market in general.

The table below shows shareholder value added in the past five years. The Bank recorded sustained growth in its SVA during this period, culminating in a record $101 million for fiscal 2001.

(millions of dollars)	2001	2000	1999	1998	1997
Available income before goodwill charges	547	500	401	362	325
Average common equity used	3430	3144	2599	2499	2254
Cost of capital (13%)	446	409	338	325	293
Shareholder value added	**101**	**91**	**63**	**37**	**32**

SHAREHOLDER VALUE ADDED BY BUSINESS SEGMENT Shareholder value added and ROE are also calculated for each of the Bank's business segments. The capital allocated to a business segment is based on that segment's credit, market and operational risk.

In addition to improving risk management, use of SVA and ROE provides a more accurate indicator of the profitability of the Bank's products, client groups and business units. Management can develop the growth of business segments that add shareholder value by allocating more capital to them, and curtail the growth of less profitable segments by limiting their use of capital. This type of management maximizes shareholder value added.

RESULTS BY BUSINESS SEGMENT

At the end of October 2001, the Bank concluded a firm agreement concerning the sale of its U.S. asset-based lending operations to PNC Financial Services Group, a large U.S. diversified financial services group that is based in Pittsburgh, Pennsylvania. PNC will acquire a loan portfolio worth approximately $2.5 billion and will sign an 18-month agreement with the Bank to service the remainder of the portfolio, valued at some $1 billion. The Bank is thus exiting the U.S. asset-based lending market. The transaction is expected to close during the first quarter of fiscal 2002. In the presentation of financial results by business segment, commercial operations in the United States have been grouped together as a separate item in the Other segment.

The Bank carries on activities in three reportable operating segments: Personal Banking and Wealth Management, Commercial Banking and Financial Markets, Treasury and Investment Banking. The Other segment consists primarily of securitization activities, unallocated operating expenses, gains on the disposal of operations, certain non-recurring items and discontinued operations.

For the year ended October 31, 2001, Personal Banking and Wealth Management accounted for 46% of the Bank's income before goodwill charges (excluding the Other segment), Commercial Banking accounted for 18%, and Financial Markets, Treasury and Investment Banking, for 36%.

To evaluate its business units, the Bank uses the expected loss method which relies on a statistical analysis of the risk profile for each of its portfolios. Expected losses are allocated to each segment and the difference between those losses and actual losses is recorded in the Other segment. In 2001, the level of expected losses for business units, combined with an increase in loan volume, differed significantly from the previous year because the risk profile deteriorated for most of the portfolios.

Personal Banking and Wealth Management In Personal Banking and Wealth Management, income before goodwill charges rose 3% to reach $275 million for the year, versus $268 million for fiscal 2000. Shareholder value added amounted to $133 million, representing ROE of 26.8% for the segment, compared to SVA of $139 million and ROE of 27.8% for fiscal 2000. Net interest income was $989 million, for a year-over-year increase of $74 million (+8%), in particular because the interest margin improved from 3.39% of average assets in 2000 to 3.60% in 2001. Excluding the withdrawal of certain products that failed to meet target returns, loan volumes grew by approximately 4%, and deposit volumes were also up 4%. Other income declined from $995 million in 2000 to $941 million in 2001, a reduction of $54 million (-5.4%). Trading volumes were directly affected by lacklustre stock markets, thereby compressing revenues from National Bank Financial and the correspondent network by more than $75 million, although this reduction was partially offset by an increase in trading volumes with individuals and in revenues from trust operations. Operating expenses for Personal Banking and Wealth Management totalled $1,398 million, compared to $1,375 million in 2000. Expense growth was maintained at below 2% because of the change in the mix of revenue streams as well as efforts to rationalize banking operations. The provision for credit losses in Personal Banking and Wealth Management totalled $98 million, as against $90 million in 2000, primarily because of the shift in the credit risk profile.

RESULTS BY BUSINESS SEGMENT
PERSONAL BANKING AND WEALTH MANAGEMENT
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2001	2000
Net interest income	989	915
Other income	941	995
Total revenues	[illegible]	1,910
Operating expenses	1,398	1,375
Contribution	[illegible]	535
Provision for credit losses	98	90
Income before income taxes	[illegible]	445
Income taxes	[illegible]	177
Non-controlling interest	–	–
Income before discontinued operations and goodwill charges	275	268
Discontinued operations	–	–
Income before goodwill charges	275	268
Goodwill charges	–	–
Net income	275	268
ROE	26.8%	27.8%
Shareholder value added	133	139

Commercial Banking *Income for the Commercial Banking segment was $110 million, down $10 million from the* previous year and ROE was 13.0% versus 13.7% in 2000. Since the target return is 13%, shareholder value added was nil for 2001, compared to $6 million in 2000. The decline was attributable to an increase in the provision for credit losses which went from $42 million in 2000 to $62 million in 2001. The economy's rapid slide in the fourth quarter had an impact on the calculation of the expected losses attributed to each segment based on credit risk. Income before loan losses and income taxes for the Commercial Banking segment totalled $240 million in 2001, compared to $238 million in 2000. The reason for this modest growth was an increase of less than 2% in revenues over 2000, mainly because of reduced demand for credit, although the interest margin rose from 2.50% to 2.70% of average assets. Commercial Banking operating expenses went from $140 million in 2000 to $146 million in 2001, for an increase of 4%.

Management's Discussion and Analysis

RESULTS BY BUSINESS SEGMENT
COMMERCIAL BANKING
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2001	2000
Net interest income	262	250
Other income	124	128
Total revenues	386	378
Operating expenses	146	140
Contribution	240	238
Provision for credit losses	62	42
Income before income taxes	178	196
Income taxes	68	76
Non-controlling interest	[illegible]	–
Income before discontinued operations and goodwill charges	110	120
Discontinued operations	–	–
Income before goodwill charges	110	120
Goodwill charges	–	–
Net income	110	120
ROE	13.0%	13.7%
Shareholder value added	[illegible]	6

Financial Markets, Treasury and Investment Banking Shareholder value added for Financial Markets, Treasury and Investment Banking amounted to $82 million, or 46% more than in 2000. Return on common shareholders' equity was 21.0%, up from 18.8% a year earlier. Income before goodwill charges for the segment was $217 million, for growth of 22% over 2000. Revenues grew by $93 million (+14%) to reach $780 million in 2001. This rise was generated chiefly by corporate lending activities and treasury revenues, especially trading and asset/liability matching operations. At $387 million, operating expenses for the segment were up less than 5%, which caused the efficiency ratio to go from 53.7% in 2000 to 49.6% in 2001. This improvement was mainly due to the fact that a higher proportion of revenues in 2001 had lower variable expenses. The segment's provision for credit losses totalled $39 million for the year versus $16 million in 2000.

RESULTS BY BUSINESS SEGMENT
FINANCIAL MARKETS, TREASURY AND INVESTMENT BANKING
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2001	2000
Net interest income	240	110
Other income	540	577
Total revenues	780	687
Operating expenses	387	369
Contribution	393	318
Provision for credit losses	39	16
Income before income taxes	354	302
Income taxes	133	123
Non-controlling interest	4	1
Income before discontinued operations and goodwill charges	217	178
Discontinued operations	–	–
Income before goodwill charges	217	178
Goodwill charges	4	2
Net income	213	176
ROE	21.0%	18.8%
Shareholder value added	82	57

Other segment In fiscal 2001, revenues for the Other segment included a gain of $76 million, on a taxable equivalent basis, on the sale of our merchant credit card operations to Global Payments Inc. In 2000, a gain of $136 million, on a taxable equivalent basis, was recorded following the sale of SIBN Inc., the Bank's information technology subsidiary, to COGNICASE INC. In addition, operating expenses for the Other segment in 2000 included restructuring charges, costs to upgrade technology platforms and other expenses totalling $120 million. Moreover, net income from asset-based lending operations in the United States is presented as "Discontinued operations" in the Other segment. In 2001, these operations posted losses of $45 million, as against a gain of $29 million the previous year. The provision for credit losses, which went from $16 million in 2000 to $120 million in 2001, accounts for the difference.

Revenues and expenses

In fiscal 2001, the National Bank earned total revenues of $3,247 million, on a taxable equivalent basis, compared to $3,172 million in 2000. If the $76 million gain on the sale of our merchant credit card operations in 2001 and the $136 million gain on the sale of the information technology subsidiary in 2000 are excluded, total revenues for 2001 were up by more than 4% over the previous year.

The decline in revenues from brokerage activities was largely offset by higher revenues from the branch network, credit card receivables, commercial and corporate loans and treasury operations.



Total revenues
(taxable equivalent basis)
(millions of dollars)
3500
3000
2500
2000
1500
1000
500
0
2270
2322
2457
3172
3247
1997
1998
1999
2000
2001

Net interest income Net interest income is comprised of interest and dividend income earned on total assets less interest expenses on total liabilities. It is the difference between what the Bank earns on assets such as loans and securities, and what it pays on liabilities such as deposits.

For fiscal 2001, net interest income, on a taxable equivalent basis, was $1,389 million, for an increase of $157 million or 13% over the previous year. It represented 43% of total revenues versus 39% in 2000. Of this increase, $170 million was attributable to the improved interest margin which widened from 1.76% in 2000 to 2.01% in 2001 (see Table 2, page 51). Overall, the $646 million decline in average assets reduced net interest income by $13 million.

For net interest income to be analyzed properly, loan and deposit activities have to be separated from capital market activities. For Personal Banking and Wealth Management, net interest income was up $74 million or 8% to $989 million, chiefly due to the increase in the interest margin. For Commercial Banking, net interest income grew by $12 million or 5% to $262 million, also because of the improvement in the interest margin, although there was little change in loan and deposit volumes. Net interest income from corporate lending activities, which are the responsibility of Financial Markets, Treasury and Investment Banking, rose 22% to reach $126 million for fiscal 2001. The remainder of the increase came from treasury operations, particularly asset and liability matching.

Management's Discussion and Analysis

Other income Other income consists of such items as deposit and payment service charges, lending fees, capital market revenues, card service revenues, investment management and custodial fees, mutual fund revenues and revenues from securitization.

Other income for the year amounted to $1,858 million, on a taxable equivalent basis, for a decrease of $82 million from 2000, and represented 57% of the Bank's total revenues, as against 61% in 2000. To understand this decrease, it must be borne in mind that the Bank recorded a $136 million gain on the sale of its technology subsidiary in 2000. For 2001, however, the gain recorded on the sale of merchant credit card operations was $76 million. Excluding these items, which are presented under "Other" in Table 3 on page 52, other income declined by $22 million.

As indicated in Table 3, other income from capital market fees (brokerage activities) was down considerably, from $566 million in 2000 to $493 million in 2001. This reduction of close to 13% reflected the marked slowdown in the stock market, which substantially reduced trading with individual and institutional clients alike. In spite of the context, revenues from trading operations at both Treasury and National Bank Financial as well as gains on investment account securities were down only $20 million to $298 million for the year. Foreign exchange commissions jumped by more than 17% to reach $61 million in 2001. Banking activities turned in a good performance, with 3% growth in payment service charges and 4% in lending fees, combined with revenues from acceptances and letters of credit and guarantee. Trust services and mutual funds also grew by more than 10%, with the revenues they generated rising from $87 million in 2000 to $96 million in 2001. Additional efforts in the area of securitization were responsible for a 58.6% increase in other income for this activity, which went from $99 million in 2000 to $157 million in 2001. Securitizing assets, it will be recalled, reduces net interest income and increases other income.

In 1997, other income accounted for only 45% of the Bank's total revenues; in 2001, it represented more than half.

Provision for credit losses

Provisions for credit losses are amounts credited to the allowance for credit losses taken to absorb credit-related losses (loans, acceptances, letters of guarantee, letters of credit, deposits with financial institutions and derivatives). A loan is considered impaired when there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due falls into this category, unless there is no doubt as to the collectibility of principal and interest.

The provision for credit losses was $325 million in 2001, as against $200 million in 2000, for an increase of $125 million or 63% (see Table 4, page 53). Provisions of $120 million and $16 million were taken in 2001 and 2000 respectively for U.S. asset-based lending operations. The $104 million increase in provisions for these operations represents 83% of the *total increase for the year, and is a direct result of the economic downturn throughout North America, especially in the* United States, during the year.

Provisions for credit losses on U.S. commercial loans were charged to a separate heading related to discontinued operations.

The remainder of the increase was attributable mainly to commercial lending activities in Canada, for which the provision for credit losses rose $33 million to total $102 million in 2001.

OPERATING EXPENSES

Breakdown of operating expenses for 2001


26%
53%
21%

- SALARIES AND STAFF BENEFITS
- PREMISES, COMPUTERS AND EQUIPMENT, INCLUDING AMORTIZATION
- OTHER

The Bank aims to further increase its competitiveness by keeping costs in check. In line with this objective, our efficiency ratio, or operating expenses as a percentage of total revenues (adjusted for non-recurring items), went from 65.8% in 2000 to 62.7% in 2001. We are therefore well on track for meeting our goal of 61% for this ratio by 2003.

Operating expenses fell during the year, from $2,120 million in 2000 to $1,989 million. The 6.2% decline was chiefly attributable to charges at National Bank Financial following the acquisition of First Marathon, costs related to upgrading the technological infrastructure and other expenses related to improving operations, which together amounted to $120 million in 2000. Table 5 on page 54 gives a breakdown of the main components of operating expenses.

Salaries and staff benefits decreased from $1,129 million in 2000 to $1,064 million in 2001, for a year-over-year decline of 5.8%, mainly because of the reduction in variable compensation paid by National Bank Financial owing to lower business volumes. Expenses for premises, computers and equipment totalled $408 million, down from $431 million in 2000 when $18 million in non-recurring expenses mentioned earlier were included under this heading. However, professional fees rose from $119 million to $175 million during the year, for an increase of 47%. This increase was chiefly attributable to the outsourcing of information technology development to COGNICASE in June 2000, before which time the activity was performed in-house by Bank personnel. Information technology development is now a billable expense for the Bank. In addition, the Bank and its subsidiaries pursued various projects aimed at improving processes which required the involvement of external consultants and specialists.

Human resources management remains one of the Bank's strategic priorities, particularly with respect to recruiting, training and retention. The personnel mix continued to evolve in line with the client groups the Bank is targeting and the key segments it wants to develop, specifically financial advisory services, wealth management, commercial products and electronic services.

The Bank launched its Operational Excellence program in June 1999, with the goal of reducing costs and optimizing support operations in order to achieve recurring savings of $100 million by the end of fiscal 2002, without compromising new technologies, the organization's flexibility or customer service. As at October 31, 2001, this program had generated recurring savings of more than $80 million. By taking a more strategic approach to supply and service management, reviewing certain operating processes, eliminating duplication within the organization and implementing administrative partnerships, we will succeed in reaching our goal.

INCOME TAXES

In 2001, income taxes amounted to $273 million, compared to $239 million in 2000 (see Note 15 to the consolidated financial statements, page 86). The Bank's effective tax rate was 29.8% in 2001 versus 31.4% in 2000.

As in the past, Canadian chartered banks continue to be one of the most heavily taxed sectors in Canada. Taxes represent a significant fixed cost that negatively impacts the competitive position of the Bank and increases banking charges for Canadian clients. In its report entitled Reforming Canada's Financial Services Sector, the federal government acknowledged that the banks' tax burden was somewhat excessive, and expressed its intention to review income and capital taxes in the financial services sector. Canada is still one of the few countries that collect income and capital taxes on financial institutions. Obviously, this places us at a distinct disadvantage versus our foreign competitors.

In 2000, the governments of Canada, Ontario and Alberta announced significant tax rate reductions on corporate earnings. If the downward trend in income and capital taxes continues, the day may yet come when financial services companies are taxed at rates comparable to those in the rest of the world, which would enhance Canada's attractiveness as a place to do business.

Management's Discussion and Analysis

ANALYSIS OF FINANCIAL CONDITION

Assets The Bank's total assets stood at $75.8 billion as at October 31, 2001, or essentially the same level as a year earlier.

As shown in the Consolidated Balance Sheet on page 6 of the consolidated financial statements, total consumer loans (residential mortgages plus personal loans, including credit card receivables) declined by $963 million or 5.2% compared to 2000. Mortgages rose from $11,593 million to $11,855 million, an increase of $262 million or 2.3%. Personal loans went from $7,037 million to $5,812 million (-17.4%), which includes the impact of securitizing $50 million in credit card receivables and the approximately $700 million decline in consumer loans.

Total business and government loans remained stable at $22,761 million as at October 31, 2001, compared to $22,712 million on the same date in 2000.

Also, as shown in the Consolidated Balance Sheet, total cash resources (mainly deposits with financial institutions) and securities were up $1,023 million or 4.5% over 2000.

Funding

Deposits As at October 31, 2001, the Bank funded approximately 68% of its assets through deposits, compared to 67% in 2000. Total deposits at the Bank rose by 2% and amounted to $51,436 million as against $50,473 million in 2000. As at October 31, 2001, personal deposits accounted for 41.8% of the deposit mix (2000: 40.6%), commercial deposits for 22.7% (2000: 19.3%), and purchased funds (primarily deposits by other financial institutions) for 35.5% (2000: 40.1%). In 2000, total deposits at the Bank were up by 1% (see Table 6, page 54).

Personal deposits amounted to $21,485 million for the year, an increase of 4.8% from $20,497 million in 2000, mainly because individuals shied away from non-bank savings instruments such as stock exchange listed company shares, mutual funds and other forms of financial market investments. Even though interest rates were low, investors took a prudent stance in response to the political and economic uncertainty that struck financial markets in the fall of 2001. Commercial deposits recorded the strongest growth (+20%), rising from $9,726 million to $11,667 million.

The Bank also administers and manages assets owned by clients but which are not reflected on the balance sheet. Assets under administration are assets in respect of which the Bank provides administrative services on behalf of the clients who own them. These administrative services include custodial services, collection of investment income, settlement of buy and sell transactions and record-keeping. Assets under management (which may also be assets under administration) are assets managed by the Bank on behalf of their owners. Management services are more comprehensive than administrative services in that they include selecting investments and offering investment advice.

As shown in Table 9 on page 57, the value of assets under administration and under management totalled $115.1 billion as at October 31, 2001, down 2.5% versus 2000. This asset category, which does not appear on the Bank's balance sheet, included $44.8 billion of assets administered by the brokerage subsidiaries. These assets were down 12.5% from 2000 and accounted for 39% of total assets under administration or management. As they consisted mainly of marked-to-market securities, the reduction in their value reflects the decline in the stock market during the year.

Change in deposit components
(millions of dollars)


50,000
40,000
30,000
20,000
10,000
0
1997
1998
1999
2000
2001
Purchased funds
Commercial
Personal

Mutual funds for which National Bank Securities is the promoter grew from $4.4 billion in 2000 to $4.8 billion in 2001, or 9%. The subsidiary Natcan Investment Management is active in portfolio management in addition to acting as manager for several National Bank Mutual Funds. These assets under management increased by $510 million or 3.6% during the year. At General Trust of Canada, renamed National Bank Trust in 2001, total assets under administration and under management amounted to $38.9 billion in 2001, a 6.6% gain over 2000.

CAPITAL The National Bank takes steps to ensure that it has an adequate capital structure to carry on its business. Most of the Bank's capital is derived from common shares. Our objective, naturally, is to give common shareholders a satisfactory return, but also to keep sufficient capital to maintain the confidence of investors and depositors, and comply with the *Bank Act*. Most decisions about the Bank's capital are made by the Board of Directors, whose mission it is to ensure that there is sufficient and appropriate capital on hand or readily available, at the lowest possible total cost, to facilitate growth of operations and provide protection in case of unforeseen expenses.

As at October 31, 2001, the Bank's total capital stood at $6,250 million, for a $593 million or 10.5% increase over 2000 (see Table 7, page 55). Capital is obtained through external financing – debenture and share issues – and from internally generated capital, or earnings not paid out as dividends. Internally generated capital totalled $273 million for the year, which approximates net income of $563 million less the dividend payout of $191 million and the $99 million affecting retained earnings, including the premium for redemption of a debenture and prior period adjustments due to changes in accounting policies. Retained earnings were up $273 million, from $1,683 million in 2000 to $1,956 million in 2001.

External financing amounted to $320 million, the main component of which was the issuance, net of redemptions, of $286 million of debentures to fund the Bank's operations and improve the statutory capital ratios.

Following this financing, capital increased substantially from $5,657 million at 2000 year-end to $6,250 million at 2001 year-end. This 10.5% growth in the Bank's capital brought it to an historic high. Shareholders' equity (common and preferred shares plus retained earnings) rose by 7.5% to reach a record high of $4,116 million.

Regulatory capital is calculated according to the standards of the Bank for International Settlements (BIS) (see Table 8, page 56). The Bank's Tier 1 capital rose by 8.2%, while its Tier 2 capital grew by 21.6%. Total regulatory capital was up 12.5% at $5,876 million.

Risk-weighted assets, calculated according to BIS standards, contracted by 2.5% from $45,835 million in 2000 to $44,696 million in 2001, the first reduction in five years.

The reduction was partly the result of unfavourable economic conditions and the concomitant decline in credit demand, as well as the slowdown in capital market trading activities, as evidenced by the $977 million decline in market risk-weighted assets as at October 31, 2001. Furthermore, the Bank continued its asset securitization program such that, as at October 31, 2001, it had securitized $737 million more assets than at year-end 2000.

The Tier 1 and total capital ratios according to BIS rules were 9.6% and 13.1% respectively, versus 8.7% and 11.4% for 2000. These are the highest ratios in five years and exceed the 7% and 10% minimum standards proposed by the Superintendent of Financial Institutions for well-capitalized institutions. The improvement in the Tier 1 capital ratio is attributable to the $1.1 billion reduction in risk-weighted assets, and to internally generated funds. In addition to these items, a $300 million debenture issue in the first quarter contributed to the improvement in the total capital ratio.

Change in capital ratios


14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1997
1998
1999
2000
2001
TIER 1 CAPITAL
TOTAL CAPITAL

Moreover, on November 16, 2001, the Bank redeemed $92 million of Series 10 non-cumulative preferred shares. This redemption will reduce Tier 1 and total capital ratios by 21 basis points.

Management's Discussion and Analysis

RISK MANAGEMENT

Risk management is the recognition and ongoing assessment of the material risks that could have an adverse impact on the Bank's ability to achieve its goals. This section contains a description of the various types of risk affecting the Bank's operations and the corresponding control methods and procedures used by the Bank.

Credit risk, market risk, liquidity risk and operational risk are the main risk categories. The risk related to a specific financial instrument (debt security or other type of security) is managed using a portfolio approach: the instrument is considered a component of a portfolio that may contain other balance sheet and off-balance sheet items.

Credit risk Credit risk is the risk that a loss may occur if the counterparty fails to honour its commitments with respect to a financial instrument. It can apply to both balance sheet and off-balance sheet assets, such as a loan or a derivative with a positive market value.

Credit risk is controlled using detailed policies which are designed to maximize the risk/return trade-offs. These policies are approved by the Board of Directors.

The Bank's credit risk management policy for balance sheet items is adopted by the Board of Directors in collaboration with the Executive Office and the Audit and Risk Management Committee of the Board. It sets out the objectives, methods and procedures for identifying and measuring risks (including concentration risk), evaluating credit, approving applications, as well as checking, monitoring and controlling such risk.

The Chief Executive Officer and the Chair of the Credit Committee of the Bank are responsible for implementing these measures.

The level of line management with the authority to approve credit applications varies in accordance with the size and risk of the loan being contemplated. For amounts exceeding certain limits, the decisions are made by the Audit and Risk Management Committee of the Board. Each credit application has to meet the requirements stipulated in the Bank's policy. The portfolio is monitored on an ongoing basis and a specialized team analyzes the risks associated with the various credit categories and sectors in which the Bank wants to be involved.

At least once a year, the Chair of the Credit Committee of the Bank presents a detailed risk management report to the Board of Directors. Periodic and special reports are also submitted to the Board of Directors and the Audit and Risk Management Committee of the Board. Accounts which could become problematic are monitored very closely and independent examinations are conducted.

As in past years, the Bank continued to improve its credit procedures and further refined its decision support systems. For instance, it increased the number of its risk-based loan classification categories from 10 to 19 so that pricing more accurately reflects actual risk, and business unit profitability can be established with greater precision. In Commercial Banking, use of the RAROC capital allocation model ensures that credit terms and conditions more closely correspond to the risks inherent in the credits granted. The Bank continues to carry out syndication activities in order to spread the risk in certain loans among several financial institutions and thereby meet the needs of borrowers while reducing risk for lenders. Securitization is also used to reduce risk by transferring it to others. By doing so, the Bank can then concentrate more fully on the sale and administration of credit.

The Bank's loan portfolio is very diversified (see Table 10, page 57). Approximately 27% of outstanding loans are residential mortgages, 14% are personal loans (primarily consumer loans and credit card receivables) and the remainder are mainly business loans. These loans are made to businesses in every sector of the economy and represent close to half of the Bank's portfolio.

As Table 10 shows, residential mortgages were up $629 million or about 5% as at September 30, chiefly on account of healthy growth in the residential construction market.

The distribution of business loans among the various sectors of the economy has not changed significantly from fiscal 2000. The Bank constantly monitors developments in the economic sectors in which it operates and, at the first hint of trouble, carries out simulations to evaluate the impact of various scenarios and adapt its policies accordingly.

Gross real estate loans were down to $545 million as at October 31, 2001, a decline of 15.6% from a year earlier (see Table 11, page 58). Net volumes outstanding, less the $42 million allowance to cover potential losses in this sector, were $503 million, for a decrease of 15.2% from the previous year. Net real estate exposure represented only 12% of shareholders' equity at year-end (2000: 15%) and 1% of loans and acceptances. Four years earlier, in 1997, net real estate exposure represented 37% of shareholders' equity, and has been declining steadily ever since.

The slowing economy, which quickly worsened at the end of the fiscal year, impacted on the level of impaired loans as at October 31, 2001. Net of allowances, their volume was up 107% to $91 million. The increase at year-end was primarily caused by asset-based lending operations in the United States, which are listed in Table 13 on page 59 under "Discontinued operations." Impaired loans related to discontinued operations in fact more than doubled, going from $51 million at year-end 2000 to $117 million a year later. Excluding these loans, impaired loans in the Commercial Banking segment declined by almost 10% to $210 million as at October 31, 2001. Impaired loans rose, however, in the domestic personal and small business market (+10.3%) and the real estate market (+11.5%), although impaired corporate loans declined (-34.8%).

As a percentage of the $932 million in gross private impaired loans, the $841 million allowance for credit losses as at October 31, 2001 represented a provisioning rate of 90.2%. As a percentage of common shareholders' equity, net impaired loans rose to 2.5% compared to 1.3% in 2000.

MARKET RISK The Bank is exposed to market risk through its trading, investment management and asset/liability management activities. Market risk represents the potential loss relating to the change in value of a financial instrument or a portfolio due to changes in the value of market variables such as interest rates, foreign exchange rates, equity prices and commodity prices.

Equity risk is the risk associated with holding equities or equity derivatives. It arises from changes in the value of specific instruments or overall movements in the value of the stock market.

Interest rate risk is the risk associated with holding instruments whose values depend explicitly on interest rates. Financial products include debt instruments and derivative instruments. Interest rate risk arises from parallel or non-parallel moves in the yield curve.

Foreign exchange risk is the risk associated with holding instruments denominated in different currencies. It arises from changes in the value of foreign exchange rates.

Commodity risk is the risk associated with holding commodities or commodities derivatives. It arises from changes in the value of commodities.

The Board of Directors has approved specific, detailed policies for controlling market risk as well as maximum risk limits. An independent Market Risk Group is responsible for the daily monitoring of market risk exposures, ensuring that they are within limits and that only authorized activities are undertaken. This group also develops and implements risk measurement policies and models. The Market Risk Committee oversees market risk management across the banking group and advises the Audit and Risk Management Committee of the Board on the market risk profile of the Bank.

Risk limits are set according to a number of criteria, including relevant market analysis, business strategy and management experience. These limits must be reviewed at least annually.

The Bank uses different methodologies to measure, manage and control market risk. For each type of activity, limits have been established relying on key measures such as the Value-at-Risk (VaR) methodology. The Bank complements the Value-at-Risk methodology with other measurement tools, including backtesting and stress testing.

VALUE AT RISK (VAR) VaR is a measure of the dollar amount of potential loss from adverse market moves in normal market conditions over a one-day or 10-day horizon such that there is a 1% probability that the actual loss will be larger than that predicted by the statistical model. The VaR methodology used at the National Bank is based on historical simulation, using three years of historical data, which assumes that actual observed changes in market indexes, such as interest rates, foreign exchange rates, equity prices and commodity prices, reflect possible future changes. The historical simulation methodology permits consistent and comparable measurement of risk across instruments and portfolios.

BACKTESTING The VaR methodology is validated through backtesting. Backtesting is the process by which the profit or loss predicted by the VaR model is compared to actual trading revenues. Backtesting is meant to ensure the consistency of the statistical assumptions within the VaR model.

STRESS TESTING Whereas VaR captures exposure to unlikely events in normal markets, stress testing measures market risk under plausible events in abnormal markets. Stress tests are designed to estimate potential financial losses by exploring a range of potential low-probability historical events such as the 1987 stock market crash or hypothetical events defined with reference to specific balance sheet concentrations. The Bank regularly stress tests its positions to evaluate this potential loss.

Management's Discussion and Analysis

RISK MANAGEMENT (cont.)

Trading activities relate to the Bank's market making, positioning and customer preferences for various instruments. The Bank uses the various methodologies discussed previously to measure the risks related to trading activities.

Risk related to trading activities is measured, monitored and controlled using VaR and other comprehensive limits. Table 16 on page 61 shows the year-end, high, average and low VaR by risk category and globally. Global VaR takes into consideration the correlation effect between risk type and the benefits of diversification of the risk profile.

Backtesting (see chart below) illustrates that potential daily positive or negative revenues did not exceed the range predicted by the Value-at-Risk model during the year.

The histogram on the following page presents the frequency distribution of daily profits and losses for trading activities. Net trading revenue was positive for 75% of the days in 2001.

Daily comparison of trading revenue vs. VaR
Fiscal 2001
1-day VaR/1%
(millions of dollars)


10
8
6
4
2
0
-2
-4
-6
-8
Nov 00
Dec 00
Jan 01
Feb 01
Mar 01
Apr 01
May 01
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Revenue
VaR

INTEREST RATE RISK Analyzing interest rate sensitivity gaps is one of the methods used to control interest rate risk. The breakdown of assets and liabilities by maturity illustrates the sensitivity of the Bank's balance sheet to interest rate fluctuations as at October 31, 2001 (see Note 21 to the consolidated financial statements, page 31).

The net sensitivity gap for maturities of one year and under was in a liability-sensitive position of $2.3 billion as at October 31, 2001, compared to $0.9 billion a year earlier. The use of derivatives greatly contributed to reducing the average maturity of the Bank's net assets. In fact, by using derivatives, the Bank reduced the position of net gaps for maturities of under one year by $3.7 billion.

Another risk assessment method used by the Bank is to measure the impact of interest rate movements on net interest income and on the market value of shareholders' equity. The Bank structured the investment sensitivity gaps for maturities of one year and under in such a way as to minimize the impact of interest rate fluctuations on the interest spread. Based on the matching position of the Bank as at October 31, 2001, simulations demonstrate that an immediate and sustained 1% rise in interest rates would reduce net interest income by approximately $11 million (before taxes) over 12 months and reduce the market value of shareholders' equity by $92 million (before taxes).

Risks are also linked to off-balance sheet activities, which consist of credit instruments and derivatives. These financial instruments are usually components of portfolios which include balance sheet items and, as such, are subject to the full range of control measures described earlier. In addition, credit instruments must comply with the same credit policies as loan operations recorded on the balance sheet. Additional control measures are also applied to derivatives.

Table 8 on page 56 provides a breakdown of the risk-weighted credit equivalent amount of the various off-balance sheet items included in the calculation of total risk-weighted assets. They represent a relatively small proportion in comparison to the other credit risks recorded on the balance sheet. Off-balance sheet items accounted for 13.9% of risk-weighted total assets, compared to 14.5% in 2000.

Note 19 to the consolidated financial statements on page 29 presents the notional (or nominal) amounts of derivatives used by the Bank as well as the maturity profile as at September 30, 2001. It should be noted that most of these instruments have short maturities: 82% of interest rate contracts and 83% of foreign exchange contracts mature within 12 months.

These notional amounts are not necessarily representative of the risk level but rather reflect the large number of transactions. The data on the risk-weighted equivalent amount confirm the small proportion of derivatives on the balance sheet.

The Bank limits credit risk exposure related to derivatives in various ways. For instance, in dealings with certain counterparties, it reduces its exposure by means of netting or marked-to-market agreements. In addition, credit risk exposure is reduced substantially when the relevant instruments are listed on a stock exchange. It will be noted that most of the credit equivalent amount for derivatives is contracted with reliable counterparties, particularly major banks and OECD-member countries.

Distribution of trading revenue
Fiscal 2001



Days
0
5
10
15
20
25
30
35
40
-4
-3
-2
-1
0
1
2
3
4
5
6
7
8
9
Trading revenue (millions of dollars)

Liquidity risk Liquidity risk refers to an institution's ability to raise the funds needed to meet its financial commitments, whether for balance sheet items or off-balance sheet activities. An integral part of asset and liability management, liquidity risk is included in the strategies applied by Treasury. Since it is important for a bank to have liquid assets available at all times, special emphasis is placed on managing them.

The Bank's liquidity management policy, which is approved by the Board of Directors, sets out the objectives, measurement methods, minimum requirements and control procedures as well as strategies for obtaining market funds and the steps to be taken to deal with any unforeseen events. The President of the Financial Markets, Treasury and Investment Bank is responsible for applying the liquidity management policy, a report on which is submitted each year to the Executive Office. The situation is regularly monitored through weekly follow-up reports on liquidity ratios and quarterly reports on the Bank's overall liquidity position.

The liquidities needed for the Bank's operations are guaranteed by stable, well-diversified funding through core deposits and purchased funds, a sufficient level of equity, and the Bank's access to capital markets. Other techniques, such as loan syndication and securitization, marketing and the use of derivatives, are also instrumental in asset and liability matching which ensures sufficient liquidity.

Operational risk Operational risk is the risk of loss resulting from inadequate or flawed internal processes, human or system performance, or external events. Apart from the risk of monetary loss, operational risk may have an impact on the Bank's reputation and competitive position.

While no material losses have been incurred in recent years and as various policies, procedures and control measures exist across the institution to manage the operational risks inherent in its activities, the Bank acknowledges that this type of risk has increased in the past few years, partly as a result of the rapid expansion of e-business.

Aware of the more demanding nature of operational risk management, the Bank formed a special unit during the year to oversee managing operational risk for the entire National Bank financial network.

Management's Discussion and Analysis

CONCLUSION

In spite of the economic slowdown in 2001 and the political uncertainty that had settled over North America and the rest of the world at the end of the fiscal year, the National Bank was nonetheless able to increase its revenues and earnings, consolidate its financial base and its capital structure, reduce its expenses and enhance its profitability. The Bank therefore continued to successfully implement its business plan, which has enabled it to remain the leading commercial bank in Quebec and to position itself in promising markets in the rest of Canada and elsewhere in the world.

DERIVATIVE FINANCIAL INSTRUMENTS AND RISK The derivative financial instruments used by the Bank (forwards, futures, swaps and options) are contracts whose value is derived mainly from interest rates and foreign exchange rates and, to a lesser extent, commodity prices and equity prices.

Derivatives are the strategic tool of choice for risk management. Accordingly, the Bank uses them for trading activities and asset/liability management.

The Bank uses its trading portfolio to carry out market-making or trading operations and to position itself on markets. The Bank also makes its expertise in risk management available to its commercial and institutional clients by offering risk management solutions. Derivatives are needed to control the risks of trading activities.

Derivatives are also one of the balance sheet management tools available for interest rate and foreign exchange hedging as well as asset and liability matching. It is essential that these risks, which are a normal part of banking, be managed in order to protect the interest spread and the value of capital.

For trading activities, transactions are accounted for on a marked-to-market basis. For asset/liability management operations, the derivatives are accounted for on an accrual basis in order to match the accounting treatment of the assets and liabilities being hedged.

The risks inherent in derivatives are similar to the general risks for financial instruments. They include most notably market risk, credit risk, liquidity risk and operational risk.

Market risk is defined as the potential for deterioration in the value of a derivative instrument because of fluctuations in the underlying primary instrument (interest rates or foreign exchange rates). All derivative risks are accurately measured, re-evaluated on a daily basis and managed in accordance with the policies approved by the Bank's Board of Directors.

Credit risk, also known as the credit equivalent amount, is the value of the loss incurred in the event a counterparty fails to honour its commitments. It is measured by taking into account the replacement cost of the contract (if it is positive), future credit risk exposure (which is the estimated change in the value of the contract to maturity) and the impact of master netting agreements.

Liquidity risk consists of two elements: market liquidity and cash flow. In the first instance, risk exposure stems from a possible delay in settling a position when, for example, the market lacks sufficient depth. The Bank controls this risk by taking relatively short positions and by operating on markets where its positions represent only a very small proportion of total volume. In the second instance, cash flow risk derives from the timing of cash receipts and outflows and is managed as part of the Bank's overall liquidity management process.

One example of operational risk is legal risk which exists where there is a possibility that a counterparty does not have the necessary legal power to close a transaction or the legal documents for such a transaction are deficient. The Bank manages this risk by applying the necessary checks and controls and by working with the national and international organizations that set the standards to be respected.

In addition to being managed as part of the Bank's general risk management policies, derivative risk exposure is also subject to special assessment and control measures. An independent unit within the Bank is responsible for monitoring financial transactions and administering risk control systems. The duties of this unit include ensuring that transactions are settled and recorded, measuring position risk, checking that the policies adopted by the Board of Directors are applied and controlling the quality of analysis systems.

Fiscal Year 2000-2001

Fiscal Year 2000-2001

Additional Financial Information

TABLE 1. OVERVIEW OF RESULTS
Year ended October 31
(taxable equivalent basis)
(millions of dollars and as a percentage of average assets)

	2001		2000		1999		1998		1997	
	$	%	$	%	$	%	$	%	$	%
Net interest income	[illegible]	2.01	1,231.8	1.76	1,224.3	1.86	1,212.7	1.96	1,239.5	2.36
Other income	[illegible]	[illegible]	1,940.3	2.78	1,232.7	1.87	1,108.9	1.79	1,030.0	1.96
Provision for credit losses	[illegible]	0.30	183.7	0.26	169.6	0.26	147.3	0.24	280.4	0.53
Operating expenses	[illegible]	[illegible]	2,119.6	3.03	1,615.5	2.46	1,535.5	2.48	1,450.5	2.76
Income taxes	[illegible]	[illegible]	343.2	0.49	250.6	0.38	242.4	0.39	213.8	0.41
Non-controlling interest	[illegible]	0.04	26.1	0.04	31.8	0.05	31.2	0.05	16.0	0.03
Income before discontinued operations and goodwill charges	[illegible]	0.90	499.5	0.72	389.5	0.58	365.2	0.59	308.8	0.59
Discontinued operations	[illegible]	(0.07)	29.3	0.04	36.0	0.05	24.0	0.04	42.3	0.08
Income before goodwill charges	[illegible]	0.83	528.8	0.76	425.5	0.63	389.2	0.63	351.1	0.67
Goodwill charges	[illegible]	0.03	19.7	0.03	8.5	0.01	73.4	0.12	9.5	0.02
Net income	[illegible]	[illegible]	509.1	0.73	417.0	0.62	315.8	0.51	341.6	0.65
Average assets*	[illegible]		69,840		65,784		61,949		52,469	

* Excluding discontinued operations.

TABLE 2. CHANGES IN NET INTEREST INCOME*

Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2001			2000			2001-2000			$ Variation due to:	
	Average volume $	Rate %	Interest $	Average volume $	Rate %	Interest $	Average volume $	Rate %	Interest $	Average volume	Rate
Assets											
Deposits with financial institutions	5,769	4.93	[illegible]	4,427	5.25	232.4	1,342	(0.32)	52.3	66.2	(13.9)
Securities	16,230	4.03	[illegible]	17,698	3.85	681.6	(1,468)	0.18	(27.5)	(59.2)	31.7
Residential mortgage loans	[illegible]	6.66	[illegible]	12,134	6.65	807.4	(194)	0.01	(12.0)	(12.9)	0.9
Personal loans	7,338	8.00	[illegible]	8,481	7.33	621.6	(1,143)	0.67	(34.7)	(91.4)	56.7
Business and other loans	20,512	5.28	[illegible]	20,193	5.78	1,166.9	319	(0.50)	(83.7)	16.8	(100.5)
Impaired loans, net	102	1.86	1.9	66	–	–	36	1.86	1.9	0.7	1.2
Earning assets	61,890	5.50	3,406.2	62,999	5.57	3,509.9	(1,109)	(0.07)	(103.7)	(79.8)	(23.9)
Other assets	7,303	–	–	6,841	–	–	462	–	–	–	–
Total assets	69,194	4.92	3,406.2	69,840	5.02	3,509.9	(646)	(0.10)	(103.7)	(79.8)	(23.9)
Liabilities and shareholders' equity											
Personal deposits	21,108	3.84	810.8	20,877	3.91	817.3	231	(0.07)	(6.5)	8.9	(15.4)
Deposit-taking institutions	6,159	4.52	278.3	6,129	5.40	330.7	30	(0.88)	(52.4)	1.3	(53.7)
Other deposits	19,492	4.36	849.7	19,603	4.84	948.2	(111)	(0.48)	(98.5)	(4.8)	(93.7)
	46,759	4.15	1,938.8	46,609	4.50	2,096.2	150	(0.35)	(157.4)	5.4	(162.8)
Subordinated debentures	1,573	6.95	109.3	1,536	7.47	114.7	37	(0.52)	(5.4)	2.5	(7.9)
Liabilities other than deposits	9,730	1.09	106.1	11,089	1.07	118.9	(1,359)	0.02	(12.8)	(14.8)	2.0
Other(1)	–	–	(136.9)	–	–	(51.7)	–	–	(85.3)	–	(85.3)
Interest-bearing liabilities	58,062	3.45	2,017.2	59,234	3.85	2,278.1	(1,172)	(0.38)	(260.9)	(6.9)	(254.0)
Other liabilities	7,210	–	–	7,092	–	–	118	–	–	–	–
Shareholders' equity	3,922	–	–	3,514	–	–	408	–	–	–	–
Total liabilities and shareholders' equity	69,194	2.92	2,017.2	69,840	3.26	2,278.1	(646)	(0.34)	(260.9)	(6.9)	(254.0)
Impact of non-interest bearing assets and liabilities										59.9	(59.9)
Net interest income		2.01	1,389.0		1.76	1,231.8		0.25	157.2	(13.0)	170.2

(1) Other interest income and interest expenses including hedging operations.
* Excluding discontinued operations.

Fiscal Year 2000-2001

Additional Financial Information

TABLE 3. OTHER INCOME
Year ended October 31
(taxable equivalent basis)
(millions of dollars)

	2001	2000	1999	1998	1997
Capital market fees	[illegible]	566	336	313	313
Deposit and payment service charges	[illegible]	155	150	144	132
Trading activities and gains on investment account securities, net	[illegible]	318	120	91	150
Card service revenues	66	85	91	92	95
Lending fees	[illegible]	171	146	128	102
Acceptances, letters of credit and guarantee	[illegible]	60	55	40	37
Foreign exchange revenues	[illegible]	52	50	46	39
Trust services and mutual funds	[illegible]	87	77	74	55
Securitization revenues	[illegible]	99	67	34	3
Other	[illegible]	347	141	147	104
	[illegible]	1,940	1,233	1,109	1,030
Domestic	[illegible]	1,927	1,206	1,099	1,024
International – United States	6	6	7	4	3
– Other	[illegible]	7	20	6	3
Other income as a percentage of total revenues on a taxable equivalent basis[1]	[illegible]	59.4%	50.2%	47.8%	45.4%

(1) In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant credit card operations was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary was excluded.

TABLE 4. PROVISION FOR CREDIT LOSSES
Year ended October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Provision for credit losses					
Domestic					
Individuals and small business	[illegible]	88	77	58	100
Commercial	102	69	75	44	52
Corporate	[illegible]	13	3	2	17
Real estate	[illegible]	15	12	10	60
Other	[illegible]	(2)	–	1	2
Domestic – Private risks	206	183	167	115	231
International					
Real estate – United States	[illegible]	(7)	–	31	21
Other	[illegible]	8	3	1	13
International – Private risks	[illegible]	1	3	32	34
General allowance for credit risk	[illegible]	–	–	–	100
Designated countries	[illegible]	–	–	–	(85)
Provision for credit losses charged to income before discontinued operations	205	184	170	147	280
Provision for credit losses charged to discontinued operations	120	16	15	46	10
Total provision for credit losses charged to income	[illegible]	200	185	193	290
Net average loans and acceptances					
Domestic	38,308	39,345	38,928	35,550	32,671
International – United States	[illegible]	851	737	940	1,033
– Other	[illegible]	301	213	790	577
Discontinued operations	[illegible]	3,967	3,605	3,924	3,216
Total	[illegible]	44,464	43,483	41,204	37,497
Provision for credit losses as a percentage of net average loans and acceptances					
Domestic	0.54%	0.47%	0.43%	0.32%	0.71%
International – United States	[illegible]	(0.83)%	–%	3.30%	2.03%
– Other	[illegible]	2.66%	1.41%	0.13%	2.25%
Discontinued operations	[illegible]	0.40%	0.42%	1.17%	0.31%
Total	[illegible]	0.45%	0.43%	0.47%	0.77%
Allowances					
Balance at beginning of year	965	989	1,049	839	751
Provision for credit losses charged to income:					
Before discontinued operations	205	184	170	147	280
Discontinued operations	120	16	15	46	10
Write-offs[1]	(402)	(257)	(276)	(328)	(242)
Recoveries	8	33	31	45	40
Adjustment to general allowance	–	–	–	300	–
Balance at end of year	[illegible]	965	989	1,049	839
Composition of allowances:					
Designated countries					
Portion related to loans	[illegible]	35	37	40	52
Portion related to securities	[illegible]	17	16	17	4
Specific	[illegible]	413	436	492	583
General allocated	[illegible]	–	–	–	–
General unallocated	[illegible]	500	500	500	200

(1) Including exchange rate fluctuations.

Fiscal Year 2000-2001

Additional Financial Information

TABLE 5. OPERATING EXPENSES
Year ended October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Salaries and staff benefits	[illegible]	1,129	858	798	763
Premises, computers and equipment, including amortization	408	431	381	365	340
Other					
Messenger services and communications	[illegible]	71	63	58	56
Advertising and external relations	[illegible]	45	36	36	30
Stationery	[illegible]	26	21	21	19
Loan and deposit insurance	[illegible]	13	24	38	40
Professional fees	[illegible]	119	74	63	65
Travel expenses	[illegible]	15	12	11	10
Security and theft	[illegible]	13	11	11	10
Capital and payroll taxes	[illegible]	64	38	50	48
Other	[illegible]	194	97	84	70
	[illegible]	560	376	372	348
Total	[illegible]	2,120	1,615	1,535	1,451
Domestic	[illegible]	2,083	1,573	1,491	1,405
International – United States	[illegible]	20	28	26	26
– Other	[illegible]	17	14	18	20
Operating expenses as a percentage of total revenues on a taxable equivalent basis(1)	[illegible]	65.8%	65.7%	66.1%	63.9%

(1) In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant credit card operations was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary and $120 million in non-recurring charges were excluded.

TABLE 6. DEPOSITS
As at October 31
(millions of dollars)

	2001		2000		1999		1998		1997	
	$	%	$	%	$	%	$	%	$	%
Personal	[illegible]	[illegible]	20,497	40.6	20,316	40.6	19,897	41.4	20,413	47.2
Commercial	[illegible]	[illegible]	9,726	19.3	8,737	17.5	9,828	20.5	7,709	17.8
Purchased funds	[illegible]	[illegible]	20,250	40.1	20,931	41.9	18,301	38.1	15,148	35.0
Total	[illegible]	100.0	50,473	100.0	49,984	100.0	48,026	100.0	43,270	100.0
Domestic	[illegible]	[illegible]	31,955	63.3	30,429	60.9	30,886	64.3	29,158	67.4
International – United States	[illegible]	[illegible]	6,935	13.7	5,518	11.0	6,292	13.1	5,474	12.6
– Other	[illegible]	[illegible]	11,583	23.0	14,037	28.1	10,848	22.6	8,638	20.0
Total	[illegible]	100.0	50,473	100.0	49,984	100.0	48,026	100.0	43,270	100.0
Personal deposits as a percentage of total assets		[illegible]		27.0		29.1		28.2		30.8

TABLE 7. SOURCE OF CAPITAL
As at October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Non-controlling interest	[illegible]	468	443	523	466
Subordinated debentures	[illegible]	1,361	1,035	966	1,069
Shareholders' equity					
Preferred shares	492	492	317	317	376
Common shares	[illegible]	1,653	1,641	1,327	1,309
Retained earnings	[illegible]	1,683	1,343	1,051	1,075
	[illegible]	3,828	3,301	2,695	2,760
Total capital	[illegible]	5,657	4,779	4,184	4,295
Internally generated capital					
Net income	[illegible]	509	417	316	342
Other amounts affecting retained earnings	[illegible]	1	22	(200)	2
	[illegible]	510	439	116	344
Less: dividends	[illegible]	(170)	(147)	(140)	(124)
	[illegible]	340	292	(24)	220
External financing					
Non-controlling interest	[illegible]	25	(80)	57	424
Subordinated debentures	206	326	69	(103)	53
Preferred shares	[illegible]	175	–	(59)	–
Common shares	[illegible]	12	314	18	41
	[illegible]	538	303	(87)	518
Increase (decrease) in capital	[illegible]	878	595	(111)	738

Additional Financial Information

TABLE 8. CAPITAL RATIOS
As at October 31
(millions of dollars)
(in accordance with BIS guidelines)

	2001	2000	1999(2)	1998	1997
Tier 1 capital					
Common shareholders' equity	[illegible]	3,336	2,984	2,378	2,384
Non-cumulative permanent preferred shares	492	492	317	317	317
Innovative instruments	477	457	441	463	423
Non-controlling interest	10	11	2	60	43
Less: goodwill	[illegible]	(325)	(350)	(81)	(154)
	[illegible]	3,971	3,394	3,137	3,013
Tier 2 capital					
Cumulative preferred shares	[illegible]	–	–	–	59
Subordinated debentures	[illegible]	1,290	1,271	911	947
General allowance for credit risk	391	343	328	300	200
	[illegible]	1,633	1,599	1,211	1,206
Deductions					
Less: investments in affiliated corporations	[illegible]	(329)	(125)	(3)	(3)
Less: first loss protection	[illegible]	(54)	(3)	–	–
Total capital	[illegible]	5,221	4,865	4,345	4,216
Risk-weighted balance sheet items					
Cash resources	[illegible]	1,160	675	882	981
Securities	[illegible]	1,921	2,126	583	2,282
Mortgage loans	[illegible]	2,816	3,707	4,335	4,200
Other loans	[illegible]	25,328	24,077	23,881	22,002
Other assets	[illegible]	5,528	4,729	4,429	4,022
	[illegible]	36,753	35,314	34,110	33,487
General allowance for credit risk	391	343	328	300	200
	[illegible]	37,096	35,642	34,410	33,687
Risk-weighted off-balance sheet items(1)					
Letters of guarantee and documentary credit	1,180	1,292	1,878	1,645	1,193
Commitments to extend credit	[illegible]	4,747	5,137	2,819	2,293
Interest rate contracts	[illegible]	84	65	94	77
Foreign exchange contracts	374	331	244	443	158
Equity and commodity contracts	143	187	72	41	18
	[illegible]	6,641	7,396	5,042	3,739
Market risk items	[illegible]	2,098	1,083	1,195	–
Total risk-weighted assets	[illegible]	45,835	44,121	40,647	37,426
Assets to capital multiple(3)	[illegible]	14.8	16.6	17.0	16.4
Ratios					
Tier 1 capital	[illegible]	8.7%	7.7%	7.7%	8.1%
Total capital	[illegible]	11.4%	11.0%	10.7%	11.3%

(1) As at September 30, excluding letters of guarantee and documentary credit as well as commitments to extend credit for 2001 which are as at October 31.
(2) Taking into account the issuance of US $250 million in debentures on November 2, 1999.
(3) The assets to capital multiple is calculated by dividing total balance sheet assets and direct credit substitutes by total capital as defined by capital adequacy requirements.

TABLE 9. ASSETS UNDER ADMINISTRATION AND ASSETS UNDER MANAGEMENT
As at October 31
(millions of dollars)

	National Bank Trust	National Bank Financial	National Bank Securities	Natcan Investment Management	National Bank Discount Brokerage	Bank excluding subsidiaries	[illegible]	Total 2000
Assets under administration								
Institutional	31,566	1,870	–	–	–	–	[illegible]	32,225
Personal	–	39,929	–	–	4,880	–	[illegible]	51,194
Mutual funds	5,368	17	4,808	–	–	–	[illegible]	8,181
Mortgage loans sold to third parties	–	1,109	–	–	–	5,573	[illegible]	6,041
Total assets under administration	36,934	42,925	4,808	–	4,880	5,573	[illegible]	97,641
Assets under management								
Personal	1,974	–	–	–	–	–	[illegible]	2,630
Managed portfolios	–	1,381	–	8,014	2,090	–	[illegible]	13,349
Mutual funds	–	–	–	6,507	–	–	[illegible]	4,362
Total assets under management	1,974	1,381	–	14,521	2,090	–	[illegible]	20,341
Total assets under administration/management	38,908	44,306	4,808	14,521	6,970	5,573	[illegible]	117,982

TABLE 10. DISTRIBUTION OF LOANS BY BORROWER CATEGORY
As at September 30
(millions of dollars)

	2001		2000		1999		1998		1997	
	$	%	$	%	$	%	$	%	$	%
Personal[1]	[illegible]	[illegible]	7,415	16.3	7,459	16.2	5,975	12.4	5,870	14.0
Residential mortgage	[illegible]	[illegible]	11,503	25.2	13,298	28.9	14,158	29.3	12,998	30.9
Non-residential mortgage	[illegible]	[illegible]	756	1.7	683	1.5	648	1.3	699	1.7
Agricultural	[illegible]	[illegible]	1,169	2.6	1,060	2.3	942	1.9	847	2.0
Financial institutions	[illegible]	[illegible]	2,725	6.0	2,760	6.0	2,268	4.7	2,436	5.8
Manufacturing	[illegible]	[illegible]	5,132	11.3	4,980	10.8	5,076	10.5	3,786	9.0
Construction and real estate	[illegible]	[illegible]	1,388	3.0	1,606	3.5	2,194	4.5	2,158	5.1
Transportation and communication	[illegible]	[illegible]	1,013	2.2	877	1.9	815	1.7	655	1.6
Mines, quarries and energy	[illegible]	[illegible]	585	1.3	608	1.3	614	1.3	398	0.9
Forestry	[illegible]	[illegible]	289	0.6	238	0.5	269	0.6	252	0.6
Governments	[illegible]	[illegible]	867	1.9	800	1.7	724	1.5	557	1.3
Wholesale trade	[illegible]	[illegible]	1,839	4.0	1,613	3.5	1,431	3.0	1,346	3.2
Retail trade	[illegible]	[illegible]	1,481	3.2	1,498	3.2	1,729	3.5	1,293	3.1
Services	[illegible]	[illegible]	2,320	5.1	2,339	5.1	2,818	5.8	2,241	5.3
Securities purchased under resale agreements	[illegible]	[illegible]	5,364	11.8	4,175	9.1	6,812	14.1	4,133	9.8
Other	[illegible]	[illegible]	1,745	3.8	2,072	4.5	1,890	3.9	2,406	5.7
	[illegible]	[illegible]	45,591	100.0	46,066	100.0	48,363	100.0	42,075	100.0

(1) Includes consumer loans, credit card loans and other personal loans.

Fiscal Year 2000-2001

Additional Financial Information

TABLE 11. REAL ESTATE LOANS
As at October 31
(millions of dollars)

	2001 $	2001 %	2000 $	2000 %	1999 $	1999 %	1998 $	1998 %	1997 $	1997 %
Geographic distribution										
Canada										
Ontario	81	15	101	16	168	24	238	26	327	28
Quebec	350	64	371	58	335	49	376	42	405	34
Other	3	1	16	2	18	3	21	2	40	3
	434	80	488	76	521	76	635	70	772	65
United States										
California	29	[illegible]	58	9	57	8	79	9	149	13
New York	[illegible]	[illegible]	15	2	19	3	27	3	63	5
Illinois	7	1	7	1	7	1	28	3	55	4
Other	68	12	78	12	85	12	131	15	152	13
	111	20	158	24	168	24	265	30	419	35
	545	100	646	100	689	100	900	100	1,191	100
By type of project										
Retail	[illegible]	27	183	28	186	27	256	29	358	30
Office	202	[illegible]	235	37	216	31	283	32	410	34
Residential	68	12	93	14	94	14	103	11	158	13
Industrial	31	6	45	7	55	8	82	9	78	7
Land	15	3	25	4	29	4	38	4	35	3
Other	81	15	65	10	109	16	138	15	152	13
	545	100	646	100	689	100	900	100	1,191	100
Allowances for credit losses	42		53		64		116		158	
Real estate loans, net	503		593		625		784		1,033	
As a percentage of shareholders' equity		12		15		19		29		37
As a percentage of total loans and acceptances		1		1		1		2		2

TABLE 12. DESIGNATED COUNTRIES
As at October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Loans and securities, gross					
Brazil	40	38	37	39	35
Ivory Coast	[illegible]	14	14	14	18
Sudan	[illegible]	13	15	18	16
Nicaragua	[illegible]	13	13	14	12
Peru	[illegible]	13	13	14	13
Other	[illegible]	12	12	14	15
	[illegible]	103	104	113	109
Country risk allowance	[illegible]	52	53	57	56
Loans and securities, net of allowances	[illegible]	51	51	56	53
Allowance as a % of loans and securities	[illegible]	50.5%	51.0%	50.4%	51.4%
Loans and securities, net, as a % of shareholders' equity	[illegible]	1.3%	1.5%	2.1%	1.9%

Particulars, by country, of private-risk and sovereign-risk loans classified as restructured for previous years are as follows: 1998: Ivory Coast $13 million; 1997: Peru $12 million.

TABLE 13. IMPAIRED LOANS
As at October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Private impaired loans, net					
Domestic					
Individuals and small business[1]	[illegible]	194	216	244	241
Commercial	[illegible]	233	240	216	190
Corporate	[illegible]	23	3	–	7
Real estate	[illegible]	26	33	31	38
Other	[illegible]	1	–	–	–
	[illegible]	477	492	491	476
International					
Real Estate – United States	[illegible]	12	13	11	8
– Other	[illegible]	4	7	7	8
Discontinued operations	[illegible]	51	30	36	–
	[illegible]	67	50	54	16
Allocated general allowance	[illegible]	–	–	–	–
Unallocated general allowance[2]	[illegible]	(500)	(500)	(500)	(200)
Total private impaired loans, net[3]	[illegible]	44	42	45	292
Total impaired loans to designated countries					
Gross	[illegible]	35	38	42	57
Allowance	[illegible]	35	37	40	52
	[illegible]	–	1	2	5
Total private impaired loans, net	[illegible]	44	43	47	297
Private impaired loans, gross	[illegible]	957	978	1,037	1,075
Allowance for credit losses	[illegible]	913	936	992	783
Private impaired loans, net	[illegible]	44	42	45	292
Provisioning rate	[illegible]	95.4%	95.7%	95.7%	72.8%
As a percentage of net loans and acceptances					
Domestic – Private	[illegible]	1.1%	1.2%	1.2%	1.1%
International – Private	[illegible]	0.9%	0.7%	0.8%	0.3%
International – Designated countries	–%	–%	–%	–%	0.1%
Total	[illegible]	0.1%	0.1%	0.1%	0.6%
As a percentage of common shareholders' equity	[illegible]	1.3%	1.4%	2.0%	12.5%

(1) Including $108 million in net consumer loans in 2001 (2000: $80 million; 1999: $64 million; 1998: $57 million; 1997: $42 million).
(2) See Note 27 to the Consolidated Financial Statements on page 36 for the impact of the adjustment made to the general allowance for credit risk.
(3) The Bank has no loans classified as other past-due loans (90 days and over) except for those already designated as impaired.

Fiscal Year 2000-2001

Additional Financial Information

TABLE 14. INTEREST ON IMPAIRED LOANS
Year ended October 31
(millions of dollars)

	2001	2000	1999	1998	1997
Interest on impaired loans					
Domestic	[illegible]	(6)	(8)	(9)	(19)
International	[illegible]	–	–	–	34
	(9)	(6)	(8)	(9)	15
Average impaired loans					
Domestic	[illegible]	30	45	292	400
International	[illegible]	15	8	39	50
	[illegible]	45	53	331	450
Interest as a % of average impaired loans					
Domestic	[illegible]	(20.0)%	(17.8)%	(3.1)%	(4.8)%
International	[illegible]	–%	–%	–%	68.0%
Total	[illegible]	(13.3)%	(15.1)%	(2.7)%	3.3%

TABLE 15. LOANS
As at October 31
(millions of dollars)

	Gross amount	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance	Net amount [illegible]	Net amount 2000
Residential mortgage loans	11,875	6	14	–	–	[illegible]	11,593
Personal loans	5,866	21	33	–	–	[illegible]	7,037
Business and government loans	23,566	314	259	194	38	[illegible]	22,712
	41,307	341	306	194	38	[illegible]	41,342

TABLE 16. TRADING ACTIVITIES – MARKET RISK ASSESSMENT
As at October 31
(millions of dollars)

Global VaR by Risk Category	2001				2000			
	Year-end	High	Average	Low	Year-end	High	Average	Low
Interest	[illegible]	[illegible]	[illegible]	[illegible]	(2)	(4)	(3)	(1)
Foreign exchange	[illegible]	[illegible]	[illegible]	[illegible]	(1)	(3)	(1)	(1)
Price	[illegible]	[illegible]	[illegible]	[illegible]	(5)	(9)	(6)	(4)
Global VaR	[illegible]	[illegible]	[illegible]	[illegible]	(6)	(10)	(7)	(4)

Fiscal Year 2000-2001

Quarterly Results

(millions of dollars, except per share amounts)

	Net interest income (taxable equivalent basis)	Other income (taxable equivalent basis)	Provision for credit losses	Operating expenses	Income before discontinued operations and goodwill charges	Discontinued operations	Income before goodwill charges
1st Q	305	225	56	346	75	11	86
2nd Q	289	239	56	352	70	12	82
3rd Q	299	254	56	364	77	13	90
4th Q	347	312	112	389	87	6	93
1997	1,240	1,030	280	1,451	309	42	351
1st Q	308	277	50	376	89	13	102
2nd Q	298	293	48	389	87	11	98
3rd Q	306	277	16	387	105	(5)	100
4th Q	301	262	33	383	84	5	89
1998	1,213	1,109	147	1,535	365	24	389
1st Q	313	285	38	389	96	7	103
2nd Q	298	328	44	412	95	8	103
3rd Q	313	303	44	409	94	11	105
4th Q	300	317	44	405	104	10	114
1999	1,224	1,233	170	1,615	389	36	425
1st Q	300	417	41	476	115	6	121
2nd Q	322	482	46	536	127	10	137
3rd Q	319	573	57	618	126	7	133
4th Q	291	468	40	490	131	6	137
2000	1,232	1,940	184	2,120	499	29	528
1st Q	338	424	43	477	143	(1)	142
2nd Q	352	443	46	503	147	(2)	145
3rd Q	359	453	18	503	174	(26)	148
4th Q	340	535	98	506	163	(16)	147
2001	1,389	1,858	205	1,989	627	(45)	582

Goodwill charges	Net income	Earnings per share: Before discont. operations and goodwill charges	Earnings per share: Before goodwill charges	Earnings per share: Net	Dividends (thousands of dollars): Common	Dividends (thousands of dollars): Preferred	ROE before discontinued operations and goodwill charges
							%
2	84	0.41	0.48	0.46	20,980	6,563	12.6
2	80	0.38	0.45	0.43	25,398	6,537	11.9
2	88	0.41	0.49	0.48	25,551	6,538	12.2
3	90	0.47	0.50	0.49	25,587	6,538	13.5
9	342	1.67	1.92	1.86	97,516	26,176	12.6
3	99	0.48	0.56	0.55	25,658	6,608	13.5
2	96	0.47	0.53	0.52	29,079	6,701	13.1
3	97	0.58	0.55	0.53	29,142	6,720	15.3
65	24	0.45	0.48	0.09	29,213	6,495	12.2
73	316	1.98	2.12	1.69	113,092	26,524	13.6
1	102	0.52	0.56	0.55	29,241	6,044	14.6
1	102	0.52	0.56	0.56	29,255	6,044	14.7
2	103	0.51	0.58	0.57	31,031	6,043	13.6
4	110	0.53	0.58	0.56	33,964	6,044	13.6
8	417	2.08	2.28	2.24	123,491	24,175	14.1
4	117	0.58	0.61	0.59	34,036	6,044	14.4
5	132	0.64	0.69	0.66	35,939	6,044	15.9
5	128	0.62	0.67	0.64	35,973	6,636	14.8
5	132	0.65	0.68	0.65	35,995	8,843	14.9
19	509	2.49	2.65	2.54	141,943	27,567	15.0
[illegible]	138	[illegible]	[illegible]	[illegible]	36,024	8,844	[illegible]
3	140	0.72	[illegible]	0.69	[illegible]	8,844	[illegible]
3	143	0.86	0.72	0.70	[illegible]	8,844	[illegible]
5	142	[illegible]	0.72	0.71	40,026	8,844	17.2
19	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Fiscal Year 2000-2001

Quarterly Results

(millions of dollars, except per share amounts)

	Impaired loans				Number of common shares (thousands)	
	Net private	Designated countries		Net total	Average	End of period
		Gross outstanding	Allowances			
1st Q	387	75	68	394	168,046	168,315
2nd Q	394	55	50	399	169,163	169,369
3rd Q	392	54	49	397	170,121	170,250
4th Q	292	57	52	297	170,391	170,461
1997						
1st Q	290	57	54	293	170,762	170,986
2nd Q	289	36	35	290	171,126	171,210
3rd Q	290	39	37	292	171,401	171,518
4th Q	45	42	40	47	171,600	171,616
1998						
1st Q	43	40	38	45	171,850	172,024
2nd Q	48	37	36	49	172,153	172,214
3rd Q	48	39	38	49	172,294	172,320
4th Q	42	38	37	43	186,568	188,729
1999						
1st Q	44	35	35	44	188,925	189,049
2nd Q	44	35	35	44	189,174	189,201
3rd Q	45	36	36	45	189,311	189,334
4th Q	44	35	35	44	189,444	189,474
2000						
1st Q	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2nd Q	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3rd Q	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4th Q	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2001						
						(1)

(1) On a full-time equivalent basis and excluding the subsidiary National Bank Financial & Co. Inc.

Per common share				
Book value	Stock trading range		Number of employees[h]	Number of branches in Canada
	High	Low		
13.04	14.40	13.20	11,668	665
13.36	16.80	13.75	11,584	659
13.68	18.25	15.65	11,736	643
13.99	20.30	17.00	11,651	641
14.47	24.60	20.35	11,837	642
14.79	31.25	22.80	11,815	640
15.19	30.85	27.10	12,149	639
13.86	26.70	20.10	12,041	646
14.27	26.20	22.60	12,315	646
14.70	24.50	19.90	12,164	646
15.23	23.15	18.55	12,337	648
15.81	19.35	17.15	12,175	649
16.17	18.60	16.40	12,265	638
16.66	22.05	17.25	12,325	636
17.11	24.25	20.55	11,884	634
17.60	25.25	21.05	11,457	586
17.57	29.00	24.00	11,492	571
18.08	31.00	26.05	11,975	566
18.57	30.60	25.70	[illegible]	[illegible]
19.04	30.20	24.25	[illegible]	[illegible]

Glossary of Financial Terms

Acceptance Short-term debt security traded on the money market which a bank guarantees on behalf of a borrower, for a stamping fee.

Allowance for credit losses Allowance taken to absorb expected credit-related losses (loans, acceptances, letters of guarantee, letters of credit, deposits with financial institutions and derivatives). Allowance for credit losses includes the country risk allowance, specific provision and general allowance. It is the sum of the annual provisions less write-offs, net of recoveries.

Asset-based lending Loans or other forms of credit secured by assets belonging to the borrower (e.g. accounts receivable or inventory items) which are strictly controlled by the lender until settlement of the debt.

Assets under administration Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management Assets managed by a financial institution which are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on its balance sheet.

Average assets Daily average of balance sheet assets.

Capital Amount which would be owed to the holders of shares and subordinated debentures if assets had to be liquidated to reimburse depositors and other creditors. Capital consists of subordinated debentures, shareholders' equity and non-controlling interest.

Capital ratios Ratios of capital, as defined by regulatory authorities, to risk-weighted assets. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shares and non-controlling interest in subsidiaries less goodwill; Tier 2, or supplementary capital, consists of other preferred shares and the eligible portion of subordinated debentures, at their carrying value, plus the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in affiliates and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defined a third tier of capital intended specifically to cover market risk, a risk which must also be covered by Tier 1 capital.

Common shareholders' equity The portion of shareholders' equity that includes only the capital stock paid in by common shareholders (plus retained earnings) and represents the amount that would be owed to common shareholders if assets had to be liquidated to reimburse depositors and other creditors.

Derivatives Financial contracts whose value is "derived" from interest rates, foreign exchange rates or equity prices. Derivatives are used in treasury operations as well as for hedging regular financial instruments. The most common types of derivatives include foreign currency or interest rate futures, swaps and options.

Foreign currency and interest rate swaps Transactions in which counterparties agree to exchange, for a specified period, currencies and/or streams of interest payments (generally by exchanging a fixed rate for a floating one) based on an amount of notional principal.

Foreign currency future Contractual obligation to buy or sell, on or before a specified future date, a given quantity of foreign currency at a given exchange rate.

Foreign currency or interest rate option The right, but not the obligation, to buy (call option) or sell (put option) at or by a set date a given amount of foreign currency or securities at a set price (strike price).

Forward rate agreement Contractual obligation to buy or sell, on or before a specified future date, a given quantity of securities at a given interest rate.

Impaired loan *A loan is considered impaired when, in the opinion of management, there is reasonable doubt* as to the payment of principal or interest. Any loan where payments are 90 days past due falls into this category, unless there is no doubt as to the collectibility of principal and interest.

Letters of guarantee and letters of credit Irrevocable assurances that a bank will make payments for a client which cannot meet its financial obligations to third parties.

Liquid assets Assets held as cash or securities easily convertible to cash, such as deposits with financial institutions and securities.

Matching The process of equating asset and liability maturities as well as off-balance sheet items so as to minimize interest rate risk and exchange rate risk.

Net income per share Net income available to holders of common shares, namely, net income less dividends on preferred shares, divided by the average number of common shares outstanding during the period in question.

Net interest income Net interest income is comprised of interest and dividend revenue earned on total assets, less interest expenses paid on total liabilities. It is the difference between what the Bank earns on assets such as loans and securities, and what it pays on liabilities such as deposits. Average net interest margin is the ratio of net interest income to average assets.

Notional principal Contract amount used as a reference point to calculate payments for off-balance sheet instruments such as forward rate agreements and interest rate swaps. It is considered "notional" as the principal amount itself never changes hands.

Obligations related to securities sold under repurchase agreements Financial obligations related to securities sold under an agreement according to which they will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Other income Other income includes all revenue except for interest and dividend income. It consists of such items as deposit and payment service charges, lending fees, capital market revenues, card service revenues, investment management and custodial fees, mutual fund revenues and securitization revenues.

Point Unit of measure equal to one percentage (1%).

Provision for credit losses Amount added to the allowance for credit losses to bring it to a level that management considers adequate, taking into account write-offs and recoveries with respect to specific loans.

Return on common shareholders' equity (or ROE) Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting Risk-weighting factors are applied to the face value of certain assets in order to present comparable risk levels. This procedure is also used to recognize the risk in off-balance sheet instruments by adjusting the notional value to balance sheet (or credit) equivalents and then applying the appropriate risk-weighting factors. *Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for* International Settlements (BIS). Total risk-weighted assets are used in calculating the various capital ratios according to BIS rules.

Securities purchased under reverse repurchase agreements Securities purchased by the Bank from a client under an agreement according to which they will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securitization Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities. Securitization serves as an effective balance sheet management tool by reducing or eliminating the need to hold capital against risk-weighted assets, enabling capital to be reduced or redeployed to alternative revenue-generating purposes. It also serves as an effective liquidity management tool by diversifying funding sources. The nature of securitization changes the financial institution's role from that of lender to loan servicer, thereby removing the loans from its balance sheet.

Glossary of Financial Terms

Shareholders' equity The sum of the capital stock paid in by shareholders and retained earnings. Shareholders' equity is the amount that would be owed to shareholders if assets had to be liquidated to reimburse depositors and other creditors.

Subordinated debenture Unsecured debt instrument issued by a bank and for which repayment, in the event of liquidation, ranks behind the claims of depositors and certain other creditors. Convertible debentures can be exchanged for shares at the option of the holder, the issuer or both.

Taxable equivalent basis Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have been payable had it been taxable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets, such as those comprising net interest income, regardless of their tax treatment.

Trading account Liquid assets used for trading on financial markets. This account is recorded on the balance sheet at its fair value.

Yield curve Graphic representation of interest rates in effect on a given date for different maturities. Interest rates vary according to the risks factored in by the market. Interest rates are generally lower for short-term maturities than for long-term maturities. The curve may be inverted, i.e., when rates for short-term maturities are higher than those for long-term maturities.

General Information

General Information

Directors

André Bérard
Chairman of the Board and
Chief Executive Officer
National Bank of Canada
Île-des-Sœurs, Verdun, Quebec

Lawrence S. Bloomberg
Special Advisor
National Bank Financial Inc.
Toronto, Ontario

Pierre Bourgie
President and
Chief Executive Officer
Société Financière Bourgie Inc.
Outremont, Quebec

Gérard Coulombe
Senior Partner and
Chairman of the Board
Desjardins Ducharme Stein
Monast
Sainte-Marthe, Quebec

François J. Coutu
President and
Chief Operating Officer
The Jean Coutu Group (PJC) Inc.
Outremont, Quebec

Bernard Cyr
President
Cyr Holding Inc.
Moncton, New Brunswick

Shirley A. Dawe
President
Shirley Dawe Associates Inc.
Toronto, Ontario

Nicole Diamond-Gélinas
Vice-President and
General Manager
Aspasie Inc.
Saint-Barnabé Nord, Quebec

Jean Douville
Chairman of the Board
UAP Inc.
Île-des-Sœurs, Verdun, Quebec

Marcel Dutil
Chairman of the Board,
President and
Chief Executive Officer
The Canam Manac Group Inc.
Outremont, Quebec

Jean Gaulin
Corporate Director
San Antonio, Texas, United States

Paul Gobeil
Vice-Chairman of the Board
Métro Inc.
Île-des-Sœurs, Verdun, Quebec

Suzanne Leclair
President,
Chief Executive Officer and
Chairwoman of the Board
Transit Truck Bodies Inc.
Laval, Quebec

Bernard Lemaire
Chairman of the Board
Cascades Inc.
Kingsey Falls, Quebec

J.-Robert Ouimet
President and
Chief Executive Officer
Ouimet-Cordon Bleu Inc.
Montreal, Quebec

Robert Parizeau
Chairman of the Board
AON Parizeau Inc.
Montreal, Quebec

E.A. (Dee) Parkinson-Marcoux
Consultant
Southern Pacific Petroleum
Canmore, Alberta

Réal Raymond
President and
Chief Operating Officer
National Bank of Canada
Île-des-Sœurs, Verdun, Quebec

Roseann Runte
President
Old Dominion University
Norfolk, Virginia, United States

Jean Turmel
President – Financial Markets,
Treasury and Investment Bank
National Bank of Canada
Outremont, Quebec

Dennis Wood
Chairman of the Board,
President and
Chief Executive Officer
Dennis Wood Holdings Inc.
Magog, Quebec

Corporate Governance

The Bank believes that it is both essential and in the interest of its shareholders, clients and employees to adopt sound corporate governance standards and practices. The directors oversee the management of the business and affairs of the Bank with integrity and in the best interests of the Bank, with the goal of improving shareholder value over the long term. The Management Proxy Circular of the Bank for the 2002 Annual Meeting describes the Bank's corporate governance practices, which incorporate the guidelines of The Toronto Stock Exchange (TSE), and contains a description of the committees of the Board as well as their respective mandates and activities.

FUNCTIONS OF THE BOARD OF DIRECTORS The Board adopted a mandate setting out the responsibilities that it assumes directly or through its committees. These functions include strategic planning, reviewing the material risks of the Bank, succession planning, assessing management's performance and evaluating the integrity of internal control systems and of the way financial information is presented.

COMPOSITION OF THE BOARD As at October 31, 2001, *the Board was composed of 21 directors. Through the Conduct* Review and Corporate Governance Committee, the Board periodically examines the impact of its size and composition on its activities in order to maintain a good balance between the directors' competencies and experience to support the Bank's strategic orientations and requirements in the future.

INDEPENDENCE OF THE BOARD AND ITS COMMITTEES The Board has assigned responsibility for ensuring its effectiveness and independence to the Conduct Review and Corporate Governance Committee. As at October 31, 2001, five directors were considered related to the Bank according to the definition of "unrelated director" provided in the TSE guidelines[1]. As at the same date, eight of the 21 directors were "affiliated with the Bank" as defined by the *Bank Act*[2]. In both situations, the Bank complies with the provisions of the *Bank Act* and the TSE guidelines. *Moreover, all Board committees are composed of outside directors. Only one director related to the Bank serves on* a Board committee, namely, the Human Resources Committee.

In order to increase the Board's independence from management, the outside directors regularly hold in camera meetings that are led by the Chair of the Conduct Review and Corporate Governance Committee.

INFORMATION The effective operation of the Board of Directors and its committees is based on the quality of the information transmitted to the directors as well as on the quality of the solutions recommended. The officers and directors of the Bank cooperate and share relevant information, allowing them to make informed decisions in the best interests of the Bank, its shareholders, clients and partners. After each meeting of a committee, the chair of the committee reports on the committee's deliberations to the Board.

COMMUNICATION The Board sets up systems to ensure effective communication between the Bank, its shareholders, its clients, financial analysts, the media and the public. The Board emphasizes transparency in the commu*nication of information to all shareholders, clients and the general public. The Bank's quarterly reports and related* conference calls are made available in real time on the Bank's website (www.nbc.ca). The Ombudsman of the Bank handles customer complaints that could not be resolved through the administrative channels set up within the Bank.

(1) An "unrelated director" is a "director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding."

(2) A director "affiliated with the Bank" is a director who is an officer or an employee of the Bank or of a corporation controlled by the Bank or a person who, directly or through companies with whom such person is affiliated, maintains significant relationships with the Bank covering a range of business or shareholding situations, as well as the spouse of such person.

Officers

EXECUTIVE OFFICE

André Bérard
Chairman of the Board and
Chief Executive Officer

Réal Raymond
President and
Chief Operating Officer

Jean Turmel
President – Financial Markets,
Treasury and Investment Bank
and Chairman of the Board
National Bank Financial Inc.

SENIOR VICE-PRESIDENTS

Gilles Bissonnette
Banking and Operations

Patricia Curadeau-Grou
Risk Management and
Chair of the Credit Committee

Pierre Desbiens
Insurance and Trust Services
and President and
Chief Executive Officer
National Bank Life Insurance and
National Bank Trust Inc.

Gisèle Desrochers
Human Resources and
Administration

Frank De Vries
United States

Jean Houde
Personal Banking

Michel Labonté
Finance and Control

Mario Lecaldare
Executive Vice-President
National Bank Financial Inc.

Olivier H. Lecat
Audit

Michel Lozeau
E-Commerce

Tony P. Meti
Commercial Banking
North America

Enrico Pallotta
Corporate Banking, Canada

Luc Papineau
Wealth Management
Advisory Services

Denis Pellerin
Operational and
Market Risk Management

Jean-Charles Petitclerc
Information Technology

Michel Tremblay
Wealth Management and
President – Natcan Investment
Management Inc.

Louis Vachon
Treasury and Financial Markets

VICE-CHAIRMAN OF THE BOARD

Pierre Brunet

OMBUDSMAN

Pierre Desroches
Ombudsman and
Executive Vice-President

OFFICERS OF SUBSIDIARIES

G.F. Kym Anthony
President and
Chief Executive Officer
National Bank Financial Inc.

Yves G. Breton
President
National Bank Discount
Brokerage Inc.
and Vice-President
Discount Brokerage
National Bank of Canada

Germain Carrière
President and
Chief Operating Officer
Individual Investor Services
National Bank Financial Inc.

W. David Wood
Executive Vice-President and
Chief Administrative Officer
National Bank Financial Inc.

VICE-PRESIDENTS

Dana Ades
Special Loans and Real Estate
Quebec/Atlantic

Santo Alborino
Human Resources Operations

Jean-Luc Alimondo
Europe/Middle East/Africa

Daniel Arpin
Commercial Banking

Francine Aubertin
Project Office

Richard Barriault
Taxation

Pierre Blais
Government and
Public Sector Banking

André Boileau
Personal Banking
Chaudière/Appalaches
and North Shore

Luc Bordeleau
Personal and Commercial Banking
Lower St. Lawrence/Gaspé

Michel Brouillette
Commercial Banking
Quebec City/Chaudière/
Appalaches

Vincent Butkiewicz
Financial Markets

Jean-Paul Caron
Corporate Affairs

Linda Caty
Corporate Secretary

Gilles Choquet
Personal Banking, Montérégie

René Collette
Personal and Commercial Banking
Atlantic

Suzanne Côté
Legal Affairs

Jean Dagenais
Chief Accountant

France David
Financial Markets and
Treasury Operations

Joane Demers
Controller

Yvan Desrosiers
Personal and Commercial Banking
Saguenay/Lac Saint-Jean/
North Shore

Laura Dottori
Corporate Banking, Canada

Lévis Doucet
Commercial Banking, Montreal

Pierre Dubreuil
Credit and Specialized Products

Michel Faubert
Operations Support

Luc Fredette
Credit, Canada

Francine Gaudreault
Special Projects
Personal Banking

Michel Gendron
Commercial Banking
Montreal/Bank Tower

Jacques Grandmaison
Personal Banking
Outaouais/Ontario and
Western Canada

Rubina Havlin
Business Development
Card Services

Richard Hébert
Personal Banking and SMEs
Drummond/Bois-Francs/Mauricie

Raymond H. Keroack
Network Support

Marc Knuepp
Corporate and
Operational Risk

Pierrette Lacroix
Market Risk

Jean-Pierre Lambert
Commercial Banking
Montérégie

Jacques Latendresse
Nassau

Michelle Leduc
Retail Credit

Réjean Lévesque
Commercial Banking
Laval/Laurentians/Lanaudière

Benoît Loranger
SME and Partnership
Development

J. Archie Marshall
Commercial Banking, Ontario

André Mondor
Sales and Service Strategies

Gilles Morin
Forest Products

Jean-Jacques Morin
Marketing

Renaud Nadeau
Personal Banking and SMEs
Central and Western Montreal

Jacques Naud
Personal and Commercial Banking
Abitibi/Témiscamingue

Martin Ouellet
Treasurer

Paul-André Paradis
Personal Banking
Northern/Eastern Montreal

Jacques Piché
International Commercial
Operations

Paolo Pizzuto
Personal and Commercial
Banking
Eastern Townships

Gérard Proulx
Personal Banking
Laval/North Shore

Roland Provost
Commercial Banking
Drummond/Bois-Francs/
Mauricie

Nicole Rondou
Wealth Management
Development

France Roy-Maffeï
Human Resources Development

Vincent Sofia
Asia

John W. Swendsen
Commercial Banking
Western Canada

Marc Taillon
Personal Banking
Quebec City Urban Community

Pierre Therrien
Private Banking, Quebec

Peter D. Thompson
Commercial Banking
Outaouais/Ontario East
and North

Dominique Vachon
Chief Economist

Kathleen Zicat
Operations, Card Services

Subsidiaries and Offices Abroad

SUBSIDIARIES

Canada

National Bank Group Inc.
600 de La Gauchetière West
Montreal, Quebec H3B 4L2

Treasury and Securities
National Bank Financial Inc.
1155 Metcalfe, 5th Floor
Montreal, Quebec H3B 4S9

Natcan Investment Management Inc.
1100 University
Montreal, Quebec H3B 2G7

Export Financing
NatExport, a division of Natcan Trust Company and National Bank of Canada
600 de La Gauchetière West
Montreal, Quebec H3B 4L2

Insurance
National Bank Life Insurance Company
1100 University
Montreal, Quebec H3B 2G7

Assurances générales Banque Nationale (Gestion) Inc.
1100 University
Montreal, Quebec H3B 2G7

Trust Services
National Bank Trust Inc.
1100 University
Montreal, Quebec H3B 2G7

Natcan Trust Company
600 de La Gauchetière West
Montreal, Quebec H3B 4L2

Discount Brokerage and Group Savings
National Bank Securities Inc.
1100 University
Montreal, Quebec H3B 2G7

National Bank Discount Brokerage Inc.
1100 University
Montreal, Quebec H3B 2G7

National Bank Financial Services (Investments) Inc.
1100 University
Montreal, Quebec H3B 2G7

Financial Planning
National Bank Financial Planning Inc.
600 de La Gauchetière West
Montreal, Quebec H3B 4L2

Lease Financing
Alter Moneta Corporation
101 Roland-Therrien
Suite 500
Longueuil, Quebec J4H 4B9

Real Estate
National Bank Realty Inc.
600 de La Gauchetière West
Montreal, Quebec H3B 4L2

United States

Natbank, National Association
4031 Oakwood Boulevard
Oakwood Plaza
Hollywood, FL 33020

990 North Federal Highway
Pompano Beach, FL 33062

National Canada Finance LLC
125 West 55th Street
New York, NY 10019

Bahamas

National Bank of Canada (International) Limited
Goodman's Bay Corporate Center
West Bay Street, P.O. Box N3015
Nassau, Bahamas

Barbados

Natcan Insurance Company Limited
The Business Center
Upton Road
Christ Church, Barbados

China

Natcan Finance (Asia) Limited
Room 4001, Jardine House
1 Connaught Place, Central
Hong Kong, China

United Kingdom

NBC Financial (U.K.) Ltd.
71 Fenchurch Street
London, United Kingdom
EC3M 4HD

OFFICES ABROAD

Europe, Middle East, Africa

Regional and Representative Office
123, avenue des Champs-Élysées
75008 Paris, France

Branches
71 Fenchurch Street
London, United Kingdom
EC3M 4HD

Zen Building, 9th Floor
Charles Malek Avenue
P.O. Box 16-5505
Achrafieh, Beirut, Lebanon

Annual Information Form

Incorporation National Bank of Canada (the "Bank") is a Canadian bank governed by the *Bank Act*. The Bank's roots date back to 1859 with the founding of the *Banque Nationale* in Quebec City. The Bank of today was formed through a series of amalgamations, notably with The Provincial Bank of Canada in 1979, with The Mercantile Bank of Canada in 1985, and with National Bank Leasing Inc., its wholly-owned subsidiary, in 1992. Although no change was made to its charter, in May 2001 the Bank amended Section 1 of By-Law II to revoke the limit for the aggregate consideration for which common shares may be issued, and also amended By-Law I of the General By-Law to reduce the minimum and maximum number of directors. The Bank's head office and principal place of business is located at the National Bank Tower, 600 de La Gauchetière West, Montreal, Quebec, Canada H3B 4L2.

Environmental issues In order to minimize environmental risks, several years ago the Bank implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

Executive officers The members of senior management mentioned on page 72 have held various management, executive or senior executive positions with the Bank during the past five years, with the exception of G.F. Kym Anthony who, from 1993 to 1998, was employed by TD Securities Inc. as Chair and Chief Executive Officer and, from 1998 to 1999, was employed by First Marathon Securities Ltd. as Chief Operating Officer and Executive Vice-President; Yves G. Breton who, from 1995 to 1998, was employed by *Confédération des caisses populaires et d'économie Desjardins du Québec* as Senior Vice-President – Markets and Advisor to the President and Chief Operating Officer, and in 1998, was employed by the Montreal Exchange as Senior Vice-President and General Manager – Markets; Olivier H. Lecat who, from 1992 to 1997, was employed by Royal Bank as Vice-President – Treasury and Investment Banking, Internal Audit Services, and from 1997 to 2001 as Vice-President – Corporate and Investment Banking, Internal Audit Services; Michel Lozeau who, from 1995 to 2001, was employed by Oracle Corporation Canada as Senior Manager – Consulting, Central Region, Regional Vice-President – Consulting, Canada, and Group Vice-President – Consulting, Canada, respectively; Enrico Pallotta who, from 1993 to 1998, was employed by ABN AMRO Bank Canada as Group Vice-President – Corporate Banking and, from 1998 to 2000, was employed by Merrill Lynch Canada Inc. as Vice-President – Investment Banking Group; Luc Papineau who, from 1994 to 1997, was employed by Lévesque Beaubien Geoffrion Inc. as Vice-President and Branch Manager, and, from 1997 to 1998, was employed by Merrill Lynch Canada Inc. as Resident Vice-President and Branch Manager; Jean-Charles Petitclerc who, from 1994 to 2000, was employed by Bank of Nova Scotia as Senior Vice-President – Systems Operations and Technical Services; Michel Tremblay who, from 1993 to 1998, was employed by ING Canada as Senior Vice-President – Investments, and by ING Investment Management as Senior Vice-President and Managing Director; Louis Vachon who, from 1994 to 1996, was employed by BT Bank of Canada as President and Chief Executive Officer; and W. David Wood who, from 1993 to 1999, was employed by Correspondent Network as President. The directors and executive officers of the Bank, as a group, beneficially own less than 2% of the outstanding common shares of the Bank.

Real estate With respect to real estate holdings, as at October 31, 2001, the Bank owned, for its operations, 116 buildings in Canada and leased 490 premises, including 32 abroad. It also held two other buildings through the intermediary of its wholly-owned subsidiary, National Bank Realty Inc. With respect to the premises of its head office located in Montreal, the Bank held a long-term lease of 20 years, ending on February 9, 2020. The Bank's consolidated fixed assets at cost, less accumulated amortization, and excluding furniture, equipment and leasehold improvements, amounted to $68 million as at October 31, 2001. Information concerning the Bank's fixed assets is provided in Note 7 to the consolidated financial statements on page 19.

Committees of the Board Information regarding the committees of the Board of Directors (namely, the Audit and Risk Management Committee, the Human Resources Committee, and the Conduct Review and Corporate Governance Committee), their mandates and the names of their respective members are provided in the Management Proxy Circular of the Bank (the "Circular"). For more detailed information, refer to item 20 in the "Documents incorporated by reference" section on the following page.

Additional information The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form of the Bank, together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the year ended October 31, 2001 with the accompanying auditors' report, a copy of any subsequent quarterly financial statements, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any other document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular enclosed with the Notice, dated January 24, 2002, of the Annual Meeting of Shareholders scheduled for March 13, 2002, contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares and the stock options awarded. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

Annual Information Form

Documents incorporated by reference *Additional items comprising the Bank's Annual Information Form are* disclosed in various sections of this Annual Report (or in the Circular) and are incorporated by reference as set out below.

Item	Reference
1. Major Subsidiaries	General Information, page 74 Consolidated Financial Statements, page 42
2. General Development of the Business	National Bank Financial Network, pages 15 to 17 and pages 20 to 22
3. Description of Business and Competitive Conditions	National Bank Financial Network, pages 23 to 32
4. Loans by Borrower Category	Additional Financial Information, page 57, Table 10
5. Impaired Loans	Additional Financial Information, page 59, Table 13 Consolidated Financial Statements, page 18, Note 5
6. Interest on Impaired Loans	Additional Financial Information, page 60, Table 14
7. Provision for Credit Losses	Additional Financial Information, page 53, Table 4
8. Designated Countries	Additional Financial Information, page 58, Table 12
9. Personal, Business and Mortgage Loans	Consolidated Financial Statements, page 6
10. Earning Assets Abroad	Consolidated Financial Statements, page 30, Note 20
11. Assets Under Administration/Management	Additional Financial Information, page 57, Table 9
12. Personnel	Consolidated Financial Statements, page 41
13. Main Consolidated Financial Data	Quarterly Results, pages 62 to 65 Consolidated Financial Statements, pages 40 to 41
14. Material Change	Consolidated Financial Statements, page 35, Note 26
15. Cash Dividends and Dividend Policy	General Information, page 77
16. Quarterly Results	Quarterly Results, pages 62 to 65
17. Management's Discussion and Analysis	Management's Discussion and Analysis, pages 35 to 48
18. Market for Trading Bank's Securities	General Information, page 77
19. Directors and Management	General Information, pages 70 to 73
20. Committees of the Board	Circular dated January 24, 2002, Schedule C

Notice dated December 3, 2001

Information for Shareholders and Investors

Stock exchange listings The common shares of the Bank as well as the First Preferred Shares, Series 11, 12 and 13 are listed on The Toronto Stock Exchange. The ticker symbols and newspaper abbreviations for the Bank's shares are as follows:

	Ticker Symbol	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 11	NA.PR.H	Nat Bk s11 or Natl Bk s11
Series 12	NA.PR.I	Nat Bk s12 or Natl Bk s12
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13

Transfer Agent and Registrar
National Bank Trust Inc.
1100 University
9th Floor
Montreal, Quebec
H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419

National Bank of Canada – Head Office
National Bank Tower
600 de La Gauchetiere West
Montreal, Quebec
H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
(Nabacan Montreal)
Internet: www.nbc.ca

National Bank Trust Inc. acts as Transfer Agent and Registrar in Montreal, Toronto, Winnipeg, Calgary and Vancouver.

Dividend Reinvestment and Share Purchase Plan Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares or preferred shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares held by them or by making optional cash payments of a minimum of $500 per cash payment, up to $5,000 per quarter.

For additional information, contact the Registrar, National Bank Trust Inc., at (514) 871-7171 or 1-800-341-1419.

Direct deposit service Shareholders of the Bank may elect to have their dividends deposited directly into the bank account of their choice by advising National Bank Trust Inc.

Number of shareholders As at October 31, 2001, there were 29,766 registered holders of common shares listed with the Registrar.

Payment of dividends Declared dividend payments for common shares are made on the 1st of February, May, August and November; for First Preferred Shares, Series 11, 12 and 13, the dividend payment date is the 15th day of the above months.

The dividend record dates for common shares are December 27, 2001, and March 28, June 27 and September 26, 2002; for First Preferred Shares, Series 11, 12 and 13, they are January 11, April 12, July 12 and October 11, 2002.

Information For any additional information, shareholders are requested to contact the Transfer Agent and Registrar, National Bank Trust Inc.

Shareholders who receive more than one copy of a document, particularly of quarterly or annual reports, are requested to notify the Registrar.

Annual Meeting The Annual Meeting of Holders of Common Shares of the Bank will be held on Wednesday, March 13, 2002, at 9:30 a.m., at The Queen Elizabeth Hotel, 900 René-Lévesque Blvd. West, Montreal, Quebec.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

As part of its analyses and reports, National Bank of Canada from time to time makes forward-looking statements concerning the economy, market changes, the achievement of strategic objectives, certain risks and other related matters.

By their very nature, such forward-looking statements involve inherent risks and uncertainties. It is therefore possible that express or implied projections contained in such statements will not materialize or will differ materially from actual future results. Such differences may be caused by factors which include, but are not limited to, changes in Canadian and/or global economic conditions (particularly fluctuations in interest rates, currencies and other financial instruments), market trends, technological changes and regulatory developments.

Investors and others who base themselves on the Bank's forward-looking statements to make decisions should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements.

This Annual Report is published
by the Public Relations Department,
National Bank of Canada.

Pour obtenir un exemplaire de la version française
du rapport annuel, veuillez vous adresser à :
Service des relations publiques
Banque Nationale du Canada
600, rue de La Gauchetière Ouest, 8e étage
Montréal (Québec) H3B 4L2

Legal deposit
4th quarter 2001
Bibliothèque nationale
du Québec

Printed in Canada

ISBN 2-921835-21-5

Graphic design
La souris masquée

Art director
Christine Cook

Photographer
Jean-François Bérubé

Printing
Transcontinental Litho Acme

Head Office
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec H3B 4L2



NATIONAL
BANK
OF CANADA

Consolidated Financial Statements

Fiscal Year 2000-2001

NATIONAL BANK OF CANADA

Highlights

	2001	2000	Percentage change 2001/2000
Operating results[1] (millions of dollars)			
Income before discontinued operations and goodwill charges	627	499	26
Income before goodwill charges	582	528	10
Net income	563	509	11
Return on common shareholders' equity[1]			
Before discontinued operations and goodwill charges	17.2%	15.0%	
Before goodwill charges	16.0%	16.0%	
Per common share[1]			
Income before discontinued operations and goodwill charges			
Basic	$ 3.11	$ 2.49	25
Diluted	3.10	2.46	26
Income before goodwill charges			
Basic	$ 2.88	$ 2.65	9
Diluted	2.86	2.62	9
Net income			
Basic	$ 2.78	$ 2.54	9
Diluted	2.76	2.52	10
Dividends declared	0.82	0.75	9
Book value	19.04	17.60	8
Stock trading range			
High	$ 31.00	$ 25.25	
Low	23.00	16.40	
Close	24.25	24.95	
Financial position[1] (millions of dollars)			
Total assets	75,763	75,827	–
Loans and acceptances	48,062	50,379	(5)
Deposits	51,436	50,473	2
Subordinated debentures and shareholders' equity	5,763	5,189	11
Capital ratios – BIS			
Tier 1	9.6%	8.7%	
Total	13.1%	11.4%	
Interest coverage	8.74	9.37	
Asset coverage	3.55	3.46	
Other information			
Number of common shares at end of year (thousands)	190,331	189,474	
Number of common shareholders of record	29,766	30,795	
Number of employees	17,070	16,616	3
Number of branches in Canada	546	586	(7)
Number of banking machines	834	802	4

(1) The impact of the adjustment to the general allowance for credit risk is explained in Note 27 to the consolidated financial statements on page 36.

Table of Contents

Management's Report

The consolidated financial statements of National Bank of Canada as well as the other financial information presented in the Annual Report were prepared by management, which is responsible for their integrity, including material estimates and judgements incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment of the Superintendent of Financial Institutions Canada (the "Superintendent") under the *Bank Act*, as described in Note 1.

Management maintains the necessary accounting and control systems in discharging its responsibility and ensuring that the Bank's assets are safeguarded. These controls include standards for hiring and training personnel, the definition and appraisal of tasks and functions, operating policies and procedures, and budget controls.

The Board of Directors (the "Board") is responsible for examining and approving the financial data which appear in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and the maintenance of accounting and control systems.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for the ongoing evaluation of internal control procedures, for examining the consolidated financial statements, and for recommending them to the Board for approval. A team of internal auditors reports to the Committee and makes presentations to it on a regular basis.

The control systems are reinforced by the observation of laws and regulations which apply to the Bank's operations. The Superintendent regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* with respect to the safety of the depositors and shareholders of the Bank are being observed and that the Bank is in a sound financial condition.

The independent auditors, whose report follows, were appointed by the shareholders on the recommendation of the Board. They were given full and unrestricted access to the Committee to discuss matters related to their audit and the reporting of information.

André Bérard
Chairman of the Board
and Chief Executive Officer

Michel Labonté
Senior Vice-President
Finance and Control

Montreal, December 3, 2001

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheet of National Bank of Canada as at October 31, 2001 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment of the Superintendent of Financial Institutions Canada under the *Bank Act*, as described in Note 1.

The consolidated financial statements as at October 31, 2000 and for the year then ended were audited by PricewaterhouseCoopers LLP, and by Samson Bélair/Deloitte & Touche, General Partnership, who expressed an opinion thereon without reservation in their report dated November 27, 2000.

Samson Bélair / Deloitte & Touche
General Partnership
Chartered Accountants

Arthur Andersen & Cie
General Partnership
Chartered Accountants

Montreal, December 3, 2001

Consolidated Statement of Income

Year ended October 31 (millions of dollars except per share amounts)	Note	2001	2000
Interest income and dividends			
Loans		2,493	2,619
Securities		599	648
Deposits with financial institutions		289	232
		3,381	3,499
Interest expense			
Deposits		1,851	2,105
Subordinated debentures		109	115
Other		83	89
		2,043	2,309
Net interest income		1,338	1,190
Other income			
Capital market fees		493	566
Deposit and payment service charges		160	155
Trading activities and gains on investment account securities, net		263	302
Card service revenues		86	85
Lending fees		175	171
Acceptances, letters of credit and guarantee		65	60
Securitization revenues		157	99
Foreign exchange revenues		61	52
Trust services and mutual funds		96	87
Other	25	233	301
		1,789	1,878
Total revenues		3,127	3,068
Provision for credit losses		205	184
		2,922	2,884
Operating expenses			
Salaries and staff benefits		1,064	1,129
Premises		173	177
Computers and equipment		235	254
Communications		69	71
Other	16	448	489
		1,989	2,120
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges		933	764
Income taxes	15	278	239
		655	525
Non-controlling interest		28	26
Income before discontinued operations and goodwill charges		627	499
Discontinued operations	26	(45)	29
Income before goodwill charges		582	528
Goodwill charges		19	19
Net income		563	509
Dividends on preferred shares		35	28
Net income applicable to common shares		528	481
Average number of common shares outstanding (thousands)	17		
Basic		189,928	189,214
Diluted		190,815	192,243
Income before discontinued operations and goodwill charges per common share	17		
Basic		3.11	2.49
Diluted		3.10	2.46
Income before goodwill charges per common share	17		
Basic		2.88	2.65
Diluted		2.86	2.62
Net income per common share	17		
Basic		2.78	2.54
Diluted		2.76	2.52
Dividends per common share		0.82	0.75

Consolidated Financial Statements

Consolidated Balance Sheet

As at October 31
(millions of dollars)

	Note	2001	2000
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada		419	818
Deposits with financial institutions		5,413	4,837
		5,832	5,655
Securities	4		
Investment account		6,689	6,387
Trading account		10,992	10,448
		17,681	16,835
Loans	5 and 6		
Residential mortgage		11,855	11,593
Personal and credit card		5,812	7,037
Business and government		22,761	22,712
Securities purchased under reverse repurchase agreements		4,041	5,397
		44,469	46,739
Other			
Customers' liability under acceptances		3,593	3,640
Premises and equipment	7	250	249
Other assets	8	3,938	2,709
		7,781	6,598
		75,763	75,827
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	9		
Personal		21,857	20,811
Business and government		23,362	23,855
Deposit-taking institutions		6,217	5,807
		51,436	50,473
Other			
Acceptances		3,593	3,640
Obligations related to securities sold short		5,379	4,903
Obligations related to securities sold under repurchase agreements		4,407	6,317
Other liabilities	10	4,698	4,837
		18,077	19,697
Subordinated debentures	11	1,647	1,361
Non-controlling interest		487	468
Shareholders' equity			
Preferred shares	13	492	492
Common shares	13	1,668	1,653
Retained earnings		1,956	1,683
		4,116	3,828
		75,763	75,827

André Bérard
Chairman of the Board and Chief Executive Officer

Jean Douville
Director

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31 (millions of dollars)	Note	2001	2000
Capital stock at beginning of year		2,145	1,958
Issuance of common shares		15	12
Issuance of preferred shares		–	175
Capital stock at end of year	13	2,160	2,145
Retained earnings at beginning of year, as previously reported		1,683	1,343
Prior period adjustments	2	(77)	–
Retained earnings at beginning of year, as restated		1,606	1,343
Net income		563	509
Dividends			
Preferred shares		(35)	(28)
Common shares		(156)	(142)
Income taxes related to dividends on preferred shares, Series 10, 11, 12 and 13		(2)	(1)
Share issuance expenses, net of income taxes		–	(2)
Unrealized foreign exchange gains, net of income taxes recovered of $12 (2000: $7)		8	4
Redemption of debenture, net of income taxes	11	(28)	–
Retained earnings at end of year		1,956	1,683

Consolidated Statement of Cash Flows

Year ended October 31 (millions of dollars)	2001	2000
Cash flows from operating activities		
Net income	563	509
Adjustments for:		
Provision for credit losses excluding discontinued operations	205	184
Provision for credit losses attributed to discontinued operations	120	16
Amortization of premises and equipment	48	53
Goodwill charges excluding discontinued operations	19	19
Goodwill charges attributed to discontinued operations	2	3
Future income taxes	67	(80)
Adjustment upon foreign currency translation of subordinated debentures	23	18
Gains on sale of investment account securities, net	(70)	(37)
Gain on sale of a subsidiary	–	(105)
Change in interest payable	(137)	(50)
Change in interest receivable	76	(39)
Income taxes payable	(157)	(153)
Change in unrealized losses (gains) and amounts payable on derivative contracts	98	(164)
Change in trading account securities	(544)	(633)
Change in other items	(1,381)	1,511
	(1,068)	1,002
Cash flows from financing activities		
Change in deposits	963	489
Issuance of subordinated debentures	300	717
Redemption and maturity of subordinated debentures	(82)	(409)
Issuance of common shares	15	12
Issuance of preferred shares	–	175
Dividends paid	(187)	(165)
Change in obligations related to securities sold short	476	207
Change in obligations related to securities sold under repurchase agreements	(1,910)	2,148
Change in other items	6	152
	(419)	3,326
Cash flows from investing activities		
Change in loans	(456)	(2,902)
Proceeds from securitization of assets	1,045	1,771
Purchases of investment account securities	(20,193)	(23,319)
Sales of investment account securities	19,961	24,086
Change in securities purchased under reverse repurchase agreements	1,356	(1,917)
Change in premises and equipment	(49)	47
	1,664	(2,234)
Increase in cash and cash equivalents	177	2,094
Cash and cash equivalents at beginning of year	5,655	3,561
Cash and cash equivalents at end of year	5,832	5,655
Cash and cash equivalents		
Cash and deposits with Bank of Canada	419	818
Deposits with financial institutions	5,413	4,837
Total	5,832	5,655
Interest paid	2,176	2,609
Income taxes paid	408	485

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with section 308(4) of the *Bank Act*, which states that Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 28.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the period covered by the consolidated financial statements. Actual results could differ from those estimates.

The significant accounting policies used in preparing these consolidated financial statements, including the accounting treatment prescribed by the Superintendent, are summarized below. The Superintendent has specified an accounting treatment for the general allowance for credit risk which does not conform to Canadian GAAP; a comparison of this treatment is presented in Note 27. The accounting policies for all other financial statement items conform, in all material respects, to Canadian GAAP.

CONSOLIDATION The consolidated financial statements of the Bank include the assets, liabilities and operating results of the Bank and all its subsidiaries after the elimination of intercompany transactions and balances. The purchase method is used to account for the acquisition of subsidiaries. Goodwill, which represents the excess of the purchase price over the fair value of the net assets of the subsidiaries purchased, is amortized using the straight-line method over a period corresponding to its estimated useful life of 20 years. Goodwill is periodically reviewed to discern any permanent impairment. The analysis is based on the non-discounted value of cash flows. Any permanent impairment in the value of the goodwill is written off and charged to the year's income.

Investments in companies over which the Bank has significant influence are accounted for by the equity method and are included in securities in the Consolidated Balance Sheet. The Bank's share of income (losses) from these companies is included in interest income and dividends in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES Items in foreign currencies included in the Consolidated Balance Sheet are translated into Canadian dollars at the exchange rates prevailing at year-end. Revenues and expenses are translated at the average exchange rates prevailing during the year.

Spot and forward foreign exchange positions are kept in balance insofar as practicable. Any gain or loss on these positions is recognized in the Consolidated Statement of Income, with the exception of positions related to net foreign currency investments in establishments and subsidiaries abroad.

Gains and losses on net foreign currency investments in establishments and subsidiaries abroad are recorded under retained earnings, less the after-tax gains and losses applicable to instruments used for hedging purposes. These gains or losses are not charged to income until they are realized.

CASH AND CASH EQUIVALENTS Cash consists of cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, and cheques and other items in transit.

SECURITIES Securities are divided into two major categories: investment account securities and trading account securities.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions render alternative investments more attractive. Equity securities are stated at their acquisition cost if the Bank does not have a significant influence while debt securities are stated at their unamortized acquisition cost. Premiums and discounts on debt securities are amortized using the yield method over the period to maturity of the related securities or, on occasion, until disposal of the security. Gains or losses realized on the disposal of securities and the amortization of premiums and discounts are recorded in income. Any loss in the value of investment account securities that is other than a temporary impairment is recorded in income.

Investment account securities include loan substitutes. These securities are customer financings which have been structured as after-tax securities rather than conventional loans in order to provide the issuers with a borrowing rate advantage. These securities are recorded on the same basis as a loan.

Trading account securities are purchased for resale in the short term. They are presented at their fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities. Realized and unrealized gains or losses on these securities are recorded in income.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

LOANS Loans are stated net of the allowance for credit losses.

A loan, other than a credit card loan, is considered impaired when, in the opinion of management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually past due 90 days, unless there is no doubt as to the collectibility of principal and interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off if payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded, and the carrying value of the loan is adjusted to its estimated realizable amount by writing off all or part of the loan and/or by taking a provision for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are recorded at the time of foreclosure at the lower of the recorded balance of the foreclosed loan or the estimated net proceeds from the sale of the assets. Any difference between the carrying value of the loan and the estimated realizable amount of the assets is recorded in the provision for credit losses. The loan is then adjusted to take into account the revenues received or the costs incurred after foreclosure.

The provision for credit losses, recorded in income for the year, consists of the net change in the allowance for credit losses and write-offs of the carrying values resulting from foreclosed assets, less recoveries.

Loan origination fees, including loan commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. Commitment fees are treated on the same basis if there is reasonable expectation that the commitment will result in a loan; the fees are then amortized to interest income over the term of the loan. Otherwise, the fees are included in other income over the term of the commitment. Loan syndication fees are recognized in other income, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

Loans also include securities purchased under reverse repurchase agreements which the Bank has purchased and simultaneously committed to resell to the initial buyer at a specified price on a specified date. Since ownership of the securities does not change, the transaction is treated as a loan by the Bank. The securities are recorded at cost and the related interest income is recorded on an accrual basis.

ALLOWANCE FOR CREDIT LOSSES The allowance for credit losses reflects management's best estimate of losses in its loan portfolio as at the balance sheet date. This allowance relates primarily to loans, but also to the credit risk associated with deposits with other banks, derivative products, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of the specific allowance for impaired loans, the allowance for designated countries and the general allowance for credit risk, is increased by the provision for credit losses which is charged to income and reduced by the amount of write-offs, net of recoveries.

The specific allowance for impaired loans is established for all such loans for which the impairment could be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are valuated by discounting expected future cash flows for each group of loans by applying formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if no payments are received within 180 days.

The allowance for credit losses in relation to loans to countries designated by the Superintendent is constantly re-evaluated on the basis of exposure in the various countries and economic conditions.

The allocated general allowance for credit risk represents the best estimate of probable losses within the portion of the loan portfolio that has not yet been specifically identified as impaired. This amount is established through the application of expected loss factors to outstanding and undrawn credit facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis according to loan type. For more homogeneous portfolios, such as residential mortgages, SME loans, personal loans and credit card loans, the determination of the allocated general allowance is done on a product portfolio basis. The losses are determined by the application of loss ratios determined through the statistical analysis of loss migration over an economic cycle.

The unallocated general allowance for credit risk is based on management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowance for credit losses, the allowance for designated countries or the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. This allowance does not represent future losses or serve as a substitute for the allocated general allowance.

ASSET SECURITIZATION The Bank periodically enters into securitization transactions involving residential and commercial mortgage loans, consumer loans and credit card receivables by selling them to special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold. Prior to July 1, 2001, securitization transactions were recorded in accordance with the Emerging Issues Committee's Abstract No. 9 entitled "Transfer of Receivables" (EIC No. 9) of the Canadian Institute of Chartered Accountants' (CICA) Handbook. For securitization transactions carried out on or after July 1, 2001, the Bank has applied the CICA's Accounting Guideline No. 12 entitled "Transfer of Receivables". Prior to July 1, 2001, gains on securitization transactions were amortized to income over time, while losses were recognized as incurred. For securitization transactions that provide for the payment of the proceeds of the sale when the sum of interest and fees collected from borrowers exceeded the yield paid to investors, these proceeds were considered income when the amount could legally be paid by the trust. Subsequent to July 1, 2001, gains and losses are recognized in income on the date of the transaction. Transactions entered into prior to July 1, 2001, or completed after that date pursuant to commitments to sell prior to July 1, 2001, have not been restated and the deferred gains and other income will continue to be recorded under the original terms of the agreements.

As part of the securitization transactions, the Bank may retain interests in the securitized loans in the form of one or more subordinated tranches, servicing rights and in some cases, a cash reserve account. Gains or losses on the sale of loans depend in part on the allocation of the previous carrying amount of the loans between the sold assets and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of future expected cash flows estimated in relation to assumptions on credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

The Bank generally transfers the loans on a fully serviced basis. When they are securitized, a servicing liability amount is carried forward and amortized to income over the term of the transferred loans.

Retained interests are recorded at cost and included under investment account securities. Any permanent decline in the value of retained interests is recorded in income.

RESIDENTIAL MORTGAGE LOANS The Bank finances a portion of its residential mortgage loan portfolio through the mortgage-backed securities program provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation (CMHC) unconditionally guarantees the payments to investors. The Bank continues to service the mortgage loans thus securitized.

The Bank is committed to the CMHC to make sufficient funds regularly available to the central payor and transfer agent to pay the amounts due to investors, whether or not the mortgagors have made their payments. Moreover, the Bank must place all funds due to investors at maturity of the securities at the disposal of the central payor and transfer agent. Should the Bank default, the CMHC can assign the servicing of the securitized loans to another servicer.

Issuance costs for mortgage-backed securities include the direct costs incurred in assembling and selling the securities and the discount at sale. These costs are charged in their entirety to the Consolidated Statement of Income at the time of sale by way of a deduction from the proceeds of the sale of securities.

The normal servicing fees which the Bank collects for servicing the securitized mortgage loans are set at 25 basis points. They are credited to other income when collected.

The Bank also collects a net interest spread over the life of the mortgage-backed securities. This spread is the interest collected from mortgagors less the sum of the interest paid to investors and the normal servicing fees. The estimated present value of the net interest spread, based on the assumption that the annual mortgage prepayment rate is between 4% and 18%, is added to the proceeds from the sale of securities as a receivable and is included in establishing the gains or losses at the date of sale. This receivable is drawn down as mortgage payments are received and the resulting yield is charged to interest income.

ACCEPTANCES AND CUSTOMERS' LIABILITY UNDER ACCEPTANCES The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse towards customers is recorded as an equivalent offsetting asset.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Premises and equipment Premises and equipment are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates:

	Methods	Rates
Buildings	(a) or (b)	2% to 10%
Equipment and furniture	(a) or (b)	20% to 33⅓%
Leasehold improvements	(a)	(c)

(a) straight-line
(b) diminishing-balance
(c) over the lease term plus the first renewal option

Obligations related to securities sold short These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Gains and losses on the sale and the changes in fair value are recorded under income for the year.

Obligations related to securities sold under repurchase agreements These liabilities represent securities which the Bank sold and simultaneously committed to repurchase from the initial buyer at a specified price on a specified date. Since ownership of the securities did not change, the transaction is treated as a loan to the Bank. The securities are recorded at cost and the interest expense is recorded on an accrual basis.

Income taxes The Bank now provides for income taxes under the tax liability method. The Bank determines future income tax assets and future income tax liabilities based on the differences between the carrying values and tax values of assets and liabilities, according to income tax laws and income tax rates enacted or substantially enacted on the date the variances are reversed. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No provision for future income taxes is taken for the portion of retained earnings of foreign subsidiaries which is permanently reinvested.

Derivative financial instruments The Bank uses various types of derivatives to enable clients to manage their market risk exposures as well as for its own asset and liability management and trading purposes.

The main derivative instruments used by the Bank are foreign exchange forward contracts, futures, forward rate agreements, cross-currency and/or interest rate swaps and interest rate or foreign currency options.

To be designated as a non-trading derivative contract and receive hedge accounting treatment, the contract must substantially offset the effects of interest rate and foreign exchange rate exposures to the Bank, must be documented at inception as a non-trading derivative contract, and must have a high correlation at inception and throughout the contract period between the derivative contract and the hedged risk.

When asset/liability management derivatives are used to manage interest rate and foreign currency exposures, the resulting gains or losses realized are deferred and amortized to income over the life of the hedged assets or liabilities.

Derivatives used to enable clients to manage their market risk exposures and to enable the Bank to generate income from its trading activities are recognized at their fair value and the resulting gains or losses are recorded in income.

Gains and losses on derivative instruments generally used to hedge firm commitments are deferred. They are recognized in income or as adjustments to the carrying value of the assets or liabilities they hedge in the period the commitments occur.

Insurance revenues and expenses Premiums less claims and changes in actuarial liabilities are reflected in other income. Investment income is included in income from securities in the Consolidated Statement of Income. Administrative costs are recorded in operating expenses in the Consolidated Statement of Income.

Assets under administration and assets under management The Bank administers and manages assets owned by clients but which are not reflected on the balance sheet. Asset management fees are earned for providing investment management and mutual fund services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized and reported in other income as the services are provided.

Employee future benefits The Bank records its obligations under employee benefits plans as well as related costs, less the assets of the plans. The cost of pensions and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period benefit cost (actuarial method); the notional interest on the plan surpluses or deficits; the amortization, over the estimated average remaining working lives of employees, of actuarial gains and losses, and the amounts resulting from the changes made to the assumptions and the plans. The cumulative surplus of funding contributions over the amounts recorded as expenses is recognized in "Other assets" while the cumulative cost of other post-retirement benefits is recognized in "Other liabilities". The investments of the plans are valued at their fair value for the purpose of calculating the projected rate of return.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of actuarial net gain or actuarial net loss which exceeds 10% of either the accrued benefit obligation or the fair value of the plan assets, whichever is higher, is amortized over the average remaining service period of active employees. The average remaining service period for pension benefit plans is 13 years for the employee pension plan and 10 years for the designated employee plans. When the restructuring of an employee benefits plan results simultaneously in a curtailment and settlement of the obligations resulting from such a plan, the curtailment is recorded first.

Stock-based compensation plans The Bank's stock-based compensation plans consist primarily of the Stock Appreciation Rights (SAR) Plan, the Stock Option Plan and the Employee Share Ownership Plan, which are described in Note 14. The compensation expense with respect to the SAR Plan is based on the expected exercise rate and the excess of the market price over the strike price at the time of the award and taking hedges into account. Contributions made by the Bank under the Employee Share Ownership Plan are charged to income as paid. No compensation expense is recognized for these plans when shares or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of shares is credited to common share paid-up capital. The exercise price of each option awarded is equal to the closing price of the common shares of the Bank on The Toronto Stock Exchange on the business day preceding the date of the award.

Comparative figures Certain comparative figures have been restated to conform with the presentation adopted in fiscal 2001.

2. CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting standards The CICA issued a new standard to account for employee future benefits. The Bank adopted this standard on November 1, 2000 with the result that all post-retirement expenses are recorded over the service life of employees. This standard also stipulates that the discount rate used to valuate obligations and current service costs be changed from a long-term interest rate to a market-related rate. The overall impact of adopting this new standard has resulted in a $101 million increase in "Other liabilities", a $10 million decrease in "Other assets", and a charge of $77 million, net of income taxes, charged to "Retained earnings". This standard was applied retroactively without restating figures from prior years.

The CICA also issued a new standard concerning the recording of income taxes. This standard, which the Bank adopted on November 1, 2000, entails using the tax liability method, under which future income taxes result from temporary differences between the tax value of assets and liabilities and their carrying value. This change in accounting policy had no material impact on retained earnings as at November 1, 2000. This standard was applied retroactively without restating figures from prior years.

The accounting standard governing business combinations was amended on June 30, 2001 when the CICA approved the new section in the CICA Handbook entitled "Business Combinations". This new standard eliminates the pooling of interests method and applies to all acquisitions undertaken on or subsequent to July 1, 2001. This change in accounting policy had no impact on the Bank's consolidated financial results.

On November 1, 2000, the Bank adopted the new standard of the CICA Handbook entitled "Earnings per Share". In accordance with this standard, the treasury stock method must be used to calculate the dilutive effect of stock options, warrants and other similar instruments as opposed to the imputed earnings approach that was previously used. This standard also requires that a reconciliation of the basic and diluted earnings per share calculations be disclosed. This standard was applied retroactively and figures for prior years were restated.

New accounting standard yet to be adopted In 2001, the CICA issued a new standard entitled "Goodwill and Other Intangible Assets". Under this new standard, all goodwill and intangible assets which have an indefinite useful life and which are currently recorded in the Consolidated Balance Sheet will no longer be amortized. They will instead be periodically tested for impairment based on their fair value. When the book value exceeds the fair value, the surplus will be recognized in the Statement of Income for the period during which the value decreased. Although this standard will be applied to fiscal years beginning after December 31, 2001, it may nevertheless be adopted prior to that date. The Bank intends to adopt this new standard beginning on November 1, 2001, the date on which it will cease to amortize goodwill. For the fiscal year ended October 31, 2001, the amortization of goodwill stood at $21 million, $2 million of which has been included in "Discontinued operations". As at October 31, 2001, the Bank did not have any intangible assets with an indefinite useful life. According to the transitional provisions, an initial test for impairment will be applied to goodwill at the beginning of the fiscal year in which this standard will first be applied, i.e., as of November 1, 2001. Any loss in value recognized following the transitional impairment test, if applicable, will be recognized as a change in accounting policy and will be charged to the opening balance of retained earnings for fiscal 2002. Aside from eliminating the goodwill amortization charges, the impact of adopting this new standard for the 2002 financial statements has not yet been determined.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

3. SECURITIZATION TRANSACTIONS

Mortgage loans *The Bank finances a portion of its mortgage loan portfolio through the mortgage-backed securities program* provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation (CMHC) unconditionally guarantees the payments to investors. The Bank continues to service these non-revolving securitized mortgage loans. During fiscal 2001, $507 million in loans were transferred under this program.

As at October 31, CMHC-guaranteed mortgage loans were as follows:

	2001	2000
Principal amount of securitized mortgage pools	**$ 4,576**	$ 4,206
Average rate of mortgage pools	**6.71%**	6.63%
Average coupon rate paid to investors	**5.22%**	5.18%
Maturity dates of securities	**January 2002 to November 2009**	September 2001 to November 2009
Present value of net interest spread	**$ 101**	$ 101

Credit card receivables *Under the terms of a 1998 agreement, the Bank sells credit card receivables on a revolving basis to a* trust. In October 2001, the Bank sold an additional ownership interest in its credit card receivables portfolio to this trust. The Bank received cash proceeds of $50 million and retained the rights to the excess spread generated on the receivables, net of any credit losses. The Bank charged a provision of approximately $0.3 million to "Other liabilities" and recognized a pre-tax gain of approximately $1 million on these receivables.

Consumer loans In January 2001, the Bank sold $700 million of its consumer loans to a trust which continue to be accounted for in accordance with EIC No. 9. In October 2001, the Bank sold additional consumer loans to this trust. The Bank received cash proceeds of $267 million, net of an initial reserve of $14 million, and retained the rights to the excess spread generated on the receivables, net of any credit losses. The Bank also charged a $3 million provision to "Other liabilities" and recognized a pre-tax gain of approximately $4 million on these loans.

The key assumptions used to value the sold and retained interests as at the securitization date for transactions carried out during the year were as follows:

Key assumptions

	CMHC-guaranteed mortgage loans	Consumer loans	Credit card receivables
Weighted average term (months)	22.2	17.2	–
Payment rate	–	–	29.4%
Prepayment rate	15.0%	13.0%	–
Excess spread, net of credit losses	1.5%	0.7%	10.6%
Expected credit losses	–	1.2%	3.2%
Discount rate	5.6%	21.0%	21.0%

3. SECURITIZATION TRANSACTIONS (cont.)

As at October 31, 2001, the Bank had retained interests of $22 million and $1 million in the securitized consumer loans and credit card receivables. As at October 31, 2001, the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions were as follows:

Sensitivity of key assumptions to adverse changes

Assumption	CMHC-guaranteed mortgage loans
Prepayment rate	15.0%
Impact on fair value of 10% adverse change	$ (1.0)
Impact on fair value of 20% adverse change	$ (2.0)
Excess spread, net of credit losses	1.5%
Impact on fair value of 10% adverse change	$ (5.3)
Impact on fair value of 20% adverse change	$ (10.6)
Discount rate	5.6%
Impact on fair value of 10% adverse change	$ (0.3)
Impact on fair value of 20% adverse change	$ (0.6)
Servicing	0.3%
Impact on fair value of 10% adverse change	$ (0.9)
Impact on fair value of 20% adverse change	$ (1.8)

The changes in key assumptions have no material impact on the value of retained interests in the case of credit card receivables and consumer loans. These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

The table below summarizes certain cash flows received from securitization trusts in 2001.

	CMHC-guaranteed mortgage loans	Consumer loans	Credit card receivables
Proceeds from new securitizations	507	981	50
Proceeds reinvested in revolving securitizations	–	23	3,067
Cash flows from retained interests in securitizations	44	22	1

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

4. SECURITIES

Securities held and effective yields on the investment account are as follows:

	Within 3 months		3 to 6 months		6 to 12 months	
	$	%	$	%	$	%
Investment account						
Securities issued or guaranteed by						
Canada	72	4.8	302	2.9	388	4.7
Provinces	130	2.8	6	9.3	–	–
Municipalities or school boards	11	4.0	–	–	3	6.1
Debt securities	1,062	3.9	135	4.5	194	5.3
Equity securities						
Floating-rate preferred shares	17	5.2	–	–	11	6.1
Fixed-rate preferred shares	23	6.8	24	6.4	23	6.9
Other securities	–	–	–	–	–	–
Loan substitutes	3	4.0	–	–	–	–
Total investment account	**1,318**	**3.9**	**467**	**3.7**	**619**	**5.0**
Trading account						
Securities issued or guaranteed by						
Canada	254		1,144		1,557	
Provinces	302		62		146	
Municipalities or school boards	59		15		41	
Debt securities	314		40		90	
Equity securities						
Floating-rate preferred shares	–		–		–	
Fixed-rate preferred shares	–		–		–	
Other securities	–		–		–	
Total trading account	**929**		**1,261**		**1,834**	
Total securities	**2,247**		**1,728**		**2,453**	

- Where no organized market exists for which prices are publicly disclosed, the fair value is estimated using the market prices of similar securities.
- The calculation of the yield rate is based on annual average balances. The yield rate of tax-exempt securities has not been adjusted on a taxable equivalent basis.
- Debt securities include loans restructured as bonds under the Brady Plan, net of the country risk allowance. Such bonds are guaranteed by the United States government and have longer maturities and more favourable conditions for the borrowing country.

1 to 5 years		Over 5 years		No specific maturity		2001 Carrying value		2000 Carrying value	
$	%	$	%	$	%	**$**	**%**	$	%
2,001	4.7	134	6.1	–	–	**2,897**	**4.6**	3,087	5.4
33	7.7	198	6.1	–	–	**367**	**5.1**	331	7.5
–	–	2	6.6	–	–	**16**	**4.7**	9	8.5
137	4.6	422	5.3	4	–	**1,954**	**4.4**	1,261	6.9
21	5.6	3	5.2	25	7.3	**77**	**6.1**	102	3.7
154	6.1	8	5.4	12	–	**244**	**5.9**	167	4.1
–	–	–	–	1,056	1.7	**1,056**	**1.7**	1,349	1.8
50	3.4	9	2.0	16	3.4	**78**	**3.3**	81	2.0
2,396	**4.8**	**776**	**5.6**	**1,113**	**1.8**	**6,689**	**4.2**	6,387	4.9
2,075		402		–		**5,432**		3,920	
990		1,060		–		**2,560**		2,794	
200		70		–		**385**		337	
424		699		–		**1,567**		1,804	
–		–		7		**7**		–	
–		–		14		**14**		–	
–		–		1,027		**1,027**		1,593	
3,689		**2,231**		**1,048**		**10,992**		10,448	
6,085		**3,007**		**2,161**		**17,681**		16,835	

	2001				2000			
	Carrying value	*Gross unrealized gains*	*Gross unrealized losses*	**Fair value**	*Carrying value*	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Investment account								
Securities issued or guaranteed by								
Canada	2,897	127	(2)	**3,022**	3,087	11	(16)	3,082
Provinces	367	10	–	**377**	331	8	–	339
Municipalities or school boards	16	–	–	**16**	9	–	–	9
Debt securities	1,954	27	(37)	**1,944**	1,261	1	(14)	1,248
Equity securities								
Floating-rate preferred shares	77	2	(5)	**74**	102	1	(3)	100
Fixed-rate preferred shares	244	7	(1)	**250**	167	2	(2)	167
Other securities	1,056	21	(176)	**901**	1,349	99	(67)	1,381
Loan substitutes	78	–	(4)	**74**	81	–	(4)	77
Total investment account	**6,689**	**194**	**(225)**	**6,658**	6,387	122	(106)	6,403

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

5. IMPAIRED LOANS

The table below sets out impaired loans as at October 31. The balance of impaired loans is reduced, as applicable, by the related allowances.

			2001	2000
	Impaired loans	Allowance	**Carrying value, net**	Carrying value, net
Private impaired loans				
DOMESTIC				
Residential mortgage loans	46	6	**40**	37
Personal loans	129	21	**108**	80
Small business loans	86	20	**66**	77
Corporate loans	44	29	**15**	23
Commercial loans	398	188	**210**	233
Real estate loans	70	41	**29**	26
Other loans	1	1	**–**	1
	774	306	**468**	477
INTERNATIONAL				
Real estate loans – United States	4	1	**3**	12
Other loans	5	2	**3**	4
Discontinued operations	149	32	**117**	51
	158	35	**123**	67
General allowance for credit risk[1]				
Allocated	–	306	**(306)**	–
Unallocated	–	194	**(194)**	(500)
Total private impaired loans	932	841	**91**	44
Loans to designated countries	38	38	**–**	–
Total impaired loans	**970**	**879**	**91**	44

Foreclosed assets held for sale in settlement of impaired loans which are included in total impaired loans together with the related allowance for credit losses amounted to $13 million and $3 million respectively as at October 31, 2001 compared to $37 million and $6 million as at October 31, 2000.

(1) The general allowance for credit risk was taken for the Bank's loans in their entirety.

6. ALLOWANCE FOR CREDIT LOSSES

The changes made to allowances during the year are as follows:

	Specific allowance	Allocated general allowance	Unallocated general allowance	Country risk allowance (loans and securities)	2001 Total	2000 Total
Allowance at beginning of year	413	–	500	52	**965**	989
Provision for credit losses charged to income:						
Before discontinued operations	205	–	–	–	**205**	184
Discontinued operations	120	–	–	–	**120**	16
Write-offs	(402)	–	–	–	**(402)**	(257)
Recoveries	5	–	–	3	**8**	33
Allocation of general allowance	–	306	(306)	–	**–**	–
Allowance at end of year	341	306	194	55	**896**	965
Portion related to loans	341	306	194	38	**879**	948
Portion related to securities	–	–	–	17	**17**	17

7. PREMISES AND EQUIPMENT

	Cost	Accumulated amortization	2001 **Carrying value, net**	2000 Carrying value, net
Land	10	–	**10**	11
Buildings	98	40	**58**	59
Equipment and furniture	432	340	**92**	91
	540	380	**160**	161
Leasehold improvements			**90**	88
			250	249
Amortization for the year recorded in the Consolidated Statement of Income			**48**	53

8. OTHER ASSETS

	2001	2000
Interest and dividends receivable	**416**	492
Income taxes receivable	**113**	–
Future income tax assets (Note 15)	**101**	151
Prepaid expenses and receivables	**1,420**	948
Goodwill less accumulated amortization of $114 (2000: $93)	**305**	325
Accrued benefit assets (Note 12)	**92**	94
Brokers' client accounts	**1,055**	91
Present value of net interest spread on securitization of CMHC-guaranteed mortgage loans	**101**	101
Other	**335**	507
	3,938	2,709

9. DEPOSITS

	Payable on demand	Payable after notice	Payable on a fixed date	2001 **Total**	2000 Total
Personal	1,952	5,765	14,140	**21,857**	20,311
Business and government	5,536	4,308	13,518	**23,362**	23,855
Deposit-taking institutions	175	18	6,024	**6,217**	5,807
	7,663	**10,091**	**33,682**	**51,436**	50,473

10. OTHER LIABILITIES

	2001	2000
Interest and dividends payable	**595**	728
Income taxes payable	**30**	74
Liabilities of a subsidiary	**439**	354
Accrued benefit liabilities (Note 12)	**107**	–
Trade and other payables	**2,091**	2,790
Brokers' client accounts	**1,008**	402
Other	**428**	489
	4,698	4,837

Notes to the Consolidated Financial Statements

Year ended October 31, 2001

(millions of dollars, unless otherwise indicated)

11. SUBORDINATED DEBENTURES

During fiscal 2001, the Bank redeemed the subordinated debenture convertible into common shares for a sum of $65 million. The $28 million loss, net of $17 million in income taxes, was charged to retained earnings. Debentures are subordinated in right of payment to the claims of depositors and certain other creditors. Where appropriate, the Bank enters into interest rate options, interest rate swaps and foreign currency swaps to protect itself against the related interest rate and foreign currency risks.

Maturity date		Interest rate	Characteristics	2001	2000
April	2001	10.50%	Interest payable semi-annually on April 5 and October 5; not redeemable prior to maturity.	–	17
June	2001	12.50%	Convertible into 2,391,600 common shares; redeemable at the Bank's option on certain conditions; interest payable semi-annually on June 5 and December 5.	–	20
December	2003	7.50%	Not redeemable by the Bank prior to maturity; interest payable semi-annually on June 30 and December 30.	**45**	45
August	2004	8.125%	US $26 million; not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes; interest payable semi-annually on February 15 and August 15.	**42**	40
November	2009	7.75%	US $250 million; not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes; interest payable semi-annually on May 1 and November 1.	**397**	381
June	2010	6.90%	Not redeemable prior to June 7, 2005; interest payable semi-annually on June 7 and December 7 at a rate of 6.90% until June 7, 2005. Thereafter, interest payable quarterly at an annual rate equal to the 90-day acceptance rate plus 1%.	**350**	350
October	2011	7.50%	Redeemable since October 17, 2001; interest payable semi-annually on April 17 and October 17 at a rate of 7.50% until October 17, 2006. Thereafter, interest payable quarterly at an annual rate equal to the 90-day acceptance rate plus 1%.	**150**	150
October	2012	6.25%	Not redeemable prior to October 31, 2007; interest payable semi-annually on April 30 and October 31 at a rate of 6.25% until October 31, 2007. Thereafter, interest payable quarterly at an annual rate equal to the 90-day acceptance rate plus 1%.	**300**	–
April	2014	5.70%	Not redeemable prior to April 16, 2004; interest payable semi-annually on April 16 and October 16 at a rate of 5.70% until April 16, 2009. Thereafter, interest payable quarterly at an annual rate equal to the 90-day acceptance rate plus 1%.	**250**	250
February	2087	Floating	US $71 million bearing interest at an annual rate of 1/8% above LIBOR; payable semi-annually on February 28 and August 31; redeemable at the Bank's option since February 28, 1993.	**113**	108
Total				**1,647**	1,361

The debenture maturities are as follows:

2002	–
2003	**45**
2004	**42**
2005	–
2006	–
2007 and thereafter	**1,560**

12. EMPLOYEE FUTURE BENEFITS

The Bank's employee pension plans provide for the payment of benefits based on the length of service and final average earnings of the employees covered by the plans. The Bank also offers a variety of post-retirement benefit plans such as health and dental care and life insurance coverage to its eligible retired employees and their dependants.

On November 1, 2000, the Bank retroactively adopted the new CICA standard without restating figures from prior years.

As at October 31, 2001, the information related to all defined benefit plans was as follows:

	Pension benefit plans	Other benefit plans
	$	$
Plan assets		
Fair value at beginning of year, as previously reported	1,090	–
Change in an accounting policy	25	–
Fair value at beginning of year, as restated	1,115	–
Actual return on plan assets	(68)	–
Bank contributions	7	–
Employees' contributions	12	–
Benefits paid	(45)	–
Fair value at end of year	1,021	–
Accrued benefit obligation		
Balance at beginning of year, as previously reported	925	–
Change in an accounting policy	98	101
Balance at beginning of year, as restated	1,023	101
Current service cost	36	9
Interest cost	75	7
Benefits paid	(45)	(10)
Curtailment gain	(6)	–
Actuarial loss	35	–
Balance at end of year	1,118	107
Funded status – plan deficit	(97)	(107)
Unamortized net actuarial loss	189	–
Net accrued benefit assets (liabilities)	92	(107)

As at October 31, 2000, the present value of the accrued benefit obligation, based on the last actuarial valuation conducted as at December 31, 1997 and projected as at October 31, 2000, amounted to $925 million and the adjusted market value of the plan assets was $1,090 million.

The above amounts, which relate to the accrued benefit obligation and the fair value of plan assets at year-end, include the following amounts which relate to plans that are not entirely funded:

	Pension benefit plans	Other benefit plans
	$	$
Fair value of plan assets	1,021	–
Accrued benefit obligation	1,118	107
Funded status – plan deficit	(97)	(107)

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

12. EMPLOYEE FUTURE BENEFITS (cont.)

The material actuarial assumptions retained by the Bank to valuate its accrued benefit obligations are as follows (weighted average of assumptions, as at October 31, 2001):

	Pension benefit plans	Other benefit plans
	%	%
Discount rate	7.00	7.00
Expected long-term rate of return on plan assets	8.00	–
Rate of compensation increase	3.25	3.25

For valuation purposes, the hypothetical annual growth rate of health care costs covered per participant was set at 8.3% for 2001. According to the assumption retained, this rate is expected to gradually decrease to 5.2% in 2008 and remain at that level thereafter.

For the year ended October 31, 2001, the Bank's net benefit plan expense was as follows:

	Pension benefit plans	*Other benefit plans*
	$	$
Current service cost during the year, net of employees' contributions	24	9
Interest cost	75	7
Expected return on plan assets	(87)	–
Curtailment gain	(6)	–
	6	16

As at October 31, 2000, *the pension expense included in the* Consolidated Statement of Income *totalled* $4 *million, taking into* account amortization on a straight-line basis over a 14-year period of the experience gains and losses and the funding excess on the date the accounting policy came into effect. Post-retirement life insurance and health and dental care benefits were expensed as *incurred and amounted to* $2.7 *million in* 2000.

13. CAPITAL STOCK

AUTHORIZED FIRST PREFERRED SHARES: An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion. SECOND PREFERRED SHARES: 15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million. COMMON SHARES: An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

ISSUED AND FULLY PAID	2001	2000
First preferred shares		
3,680,000 shares, Series 10 (2000: 3,680,000)	**92**	92
4,000,000 shares, Series 11 (2000: 4,000,000)	**100**	100
5,000,000 shares, Series 12 (2000: 5,000,000)	**125**	125
7,000,000 shares, Series 13 (2000: 7,000,000)	**175**	175
	492	492
190,331,368 common shares (2000: 189,474,149)	**1,668**	1,653
	2,160	2,145

13. CAPITAL STOCK (cont.)

The Bank paid the following dividends:

				(dividends per share in dollars)	
	2001	2000	1999	1998	1997
Common shares	**0.82**	0.75	0.70	0.66	0.575
First preferred shares					
Series 5	–	–	–	3.9531	3.3670
Series 7	–	–	–	1.03065	0.8777
Series 8	–	–	–	0.9883	0.8417
Series 10	**2.1875**	2.1875	2.1375	2.1875	2.1875
Series 11	**2.0000**	2.0000	2.0000	2.0000	2.0000
Series 12	**1.6250**	1.6250	1.6250	1.6250	1.6250
Series 13	**1.6000**	0.5447	–	–	–

Issuance of common shares (amounts in dollars) During the year ended October 31, 2001, 857,219 common shares were issued under the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan for an aggregate consideration of $15,840,502.

During the year ended October 31, 2000, 745,437 common shares were issued under the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan for an aggregate consideration of $11,640,945.

Issuance and redemption of preferred shares (amounts in dollars) On July 13, 2000, the Bank issued 7,000,000 Series 13 preferred shares for an aggregate consideration of $175,000,000.

On November 16, 2001, the Bank redeemed all 3,680,000 Series 10 preferred shares outstanding at a price of $25 per share for an aggregate consideration of $92,000,000.

Reserved common shares As at October 31, 2001, no common shares (2000: 2,391,600) were reserved for future conversion. 4,817,022 common shares (2000: 5,144,786) were reserved under the Dividend Reinvestment and Share Purchase Plan and 4,514,060 common shares (2000: 5,043,515) were reserved under the Stock Option Plan.

Restriction on the payment of dividends Under the *Bank Act*, the Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the regulations of the *Bank Act* or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares whereby the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

Characteristics of first preferred shares (amounts in dollars)
Series 10 Redeemable at the Bank's option on or after November 16, 2001 at $25 per share in cash plus accrued and unpaid dividends, or by conversion into common shares in accordance with the privileges and conditions related to such preferred shares; non-cumulative preferential dividends, payable quarterly in an amount of $0.546875 per share.

Convertible at the holder's option on or after February 18, 2002 into common shares or into another series of preferred shares if the Bank's Board of Directors should decide, by resolution at least 30 days prior to February 18, 2002, to authorize a further series of first preferred shares, subject to the prior approval of the Superintendent. The Bank may, upon notice of no less than two business days prior to the conversion date, redeem the preferred shares to be converted.

Series 11 Redeemable at the Bank's option on or after February 15, 2002 at $25 per share in cash plus accrued and unpaid dividends, or by conversion into common shares in accordance with the privileges and conditions related to such preferred shares; non-cumulative preferential dividends, payable quarterly in an amount of $0.50 per share.

Convertible at the holder's option on or after May 15, 2002 into common shares or into another series of preferred shares if the Bank's Board of Directors should decide, by resolution at least 30 days prior to February 15, 2002, to authorize a further series of first preferred shares, subject to the prior approval of the Superintendent. The Bank may, upon notice of no less than two business days prior to the conversion date, redeem the preferred shares to be converted.

Series 12 Redeemable at the Bank's option on or after May 15, 2001 at $25 per share in cash, plus a premium if redeemed before May 15, 2003, and accrued and unpaid dividends in accordance with the privileges and conditions related to such preferred shares, subject to the prior approval of the Superintendent; non-cumulative preferential dividends, payable quarterly in an amount of $0.40625 per share.

Convertible at the Bank's option on or after May 15, 2001 into common shares, subject to the approval of the stock exchange on which the Bank's shares are listed.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

13. CAPITAL STOCK (cont.)

Convertible at the holder's option on or after May 15, 2004 into common shares in accordance with the privileges and conditions related to such preferred shares, or into another series of preferred shares if the Bank's Board of Directors should decide, by resolution at least 30 days prior to May 15, 2004, to authorize a further series of first preferred shares, subject to the prior approval of the Superintendent. The Bank may, upon notice of no less than two business days prior to the conversion date, redeem the preferred shares to be converted.

SERIES 13 Redeemable at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25 per share in cash plus all declared and unpaid dividends at the date fixed for redemption and, ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends, at a quarterly rate of $0.40 per share for the first five years and variable thereafter.

Convertible at the holder's option on August 15, 2005 or a subsequent conversion date, into fully paid preferred shares, Series 14.

SHAREHOLDER RIGHTS PLAN In 2001, the Bank adopted a Shareholder Rights Plan (the "Rights Plan"). Under this plan, the Bank can issue subscription rights to all its shareholders should a takeover or share exchange bid be made for more than 20% of the outstanding common shares of the Bank except in the event of a permitted bid. Each right, with the exception of those held by the acquirer, would entitle its holder to purchase from the Bank one common share on The Toronto Stock Exchange (at 50% of the market price) on the stock acquisition date, subject to certain anti-dilution adjustments. The Rights Plan will remain in effect until March 7, 2004.

14. STOCK-BASED COMPENSATION

THE BANK HAS THREE STOCK-BASED COMPENSATION PLANS:

STOCK APPRECIATION RIGHTS PLAN The Bank offers a Stock Appreciation Rights Plan ("SAR Plan") to senior management and other key employees of the Bank and its subsidiaries ("beneficiaries"). Under the SAR Plan, when beneficiaries exercise their SARs, they receive a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR. The exercise price of each SAR awarded is equal to the market price of the stock at closing on the day before the award. The SARs vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the SAR Plan, expire within specified time limits. The expense recognized in respect of the SAR Plan was $4 million in 2001 and $3.7 million in 2000.

	2001		2000	
SAR PLAN	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
Outstanding at beginning of year	**4,780,925**	**$20.45**	3,016,800	$22.48
Awarded	**79,300**	**$24.90**	1,967,900	$17.35
Exercised	**535,100**	**$19.75**	54,400	$14.31
Cancelled or expired	**2,003,100**	**$24.56**	149,375	$22.39
Outstanding at end of year	**2,322,025**	**$17.22**	4,780,925	$20.45
Exercisable at end of year	**892,850**	**$16.05**	1,223,038	$20.03

SARs outstanding	Strike price	SARs outstanding	Exercisable SARs	Expiry date
	$13.50	401,625	401,625	December 2006
	$24.50	37,825	28,369	December 2007
	$25.00	48,150	24,075	December 2008
	$17.35	1,755,125	438,781	December 2009
	$24.90	79,300	–	December 2010
Total		**2,322,025**	**892,850**	

Stock Option Plan The Bank offers a Stock Option Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Bank's Stock Option Plan, options are periodically awarded to designated employees. These options provide employees with the choice, when exercising vested options, of purchasing one common share or of receiving an amount in cash, representing the appreciation of that share at closing on the day before its exercise over its market value at closing on the day before the date of the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Stock Option Plan, expire within specified time limits. The maximum number of common shares that could be issued under the Stock Option Plan was 18,930,437 as at October 31, 2001. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding. Each participant in the SAR Plan who is a resident of Canada can exchange each SAR held for a stock option governed by the amended Stock Option Plan at an exercise price representing the market value of a common share at closing on the day before its exchange.

	2001		2000	
Stock Option Plan	**Number of options**	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding at beginning of year	**1,501,615**	**$11.92**	1,837,600	$11.70
Awarded	**3,612,875**	**$25.06**	–	–
Exercised	**563,190**	**$13.34**	316,085	$10.60
Cancelled or expired	**33,325**	**$25.05**	19,900	$11.74
Outstanding at end of year	**4,517,975**	**$22.16**	1,501,615	$11.92
Exercisable at end of year	**2,146,857**	**$19.03**	1,317,865	$11.71

Options outstanding	Strike price	Stock options outstanding	Exercisable stock options	Expiry date
	$11.00	616,050	616,050	December 2005
	$13.50	385,325	385,325	December 2006
	$25.20	882,525	661,894	December 2007
	$25.20	967,175	483,588	December 2008
	$24.90	1,666,900	–	December 2010
Total		**4,517,975**	**2,146,857**	

Employee Share Ownership Plan Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount. All Bank contributions vest in the employee after one year of continuous participation in the Plan, and all subsequent contributions vest immediately. The Bank's contribution, amounting to $2.8 million in 2001 ($2.5 million in 2000), was charged to income as paid.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001

(millions of dollars, unless otherwise indicated)

15. INCOME TAXES

On November 1, 2000, the Bank retroactively applied the new standard concerning the accounting of income taxes, without restating figures from prior years. Figures for 2000 are therefore presented in compliance with the recommendations previously in effect.

The Bank's income taxes for the fiscal year ended October 31 in the consolidated financial statements were as follows:

	2001	2000
	$	$
Consolidated Statement of Income		
Income taxes	**278**	239
Consolidated Statement of Retained Earnings		
Income taxes related to:		
Redemption of debenture	**(17)**	–
Change in accounting policy	**(34)**	–
Dividends on preferred shares, Series 10, 11, 12 and 13	**2**	1
Unrealized foreign exchange gains	**(12)**	(7)
	(61)	(6)
	217	233
Income taxes were as follows:		
Current income taxes	**150**	313
Future income tax expense (benefit) relating to the origination and reversal of temporary differences	**67**	(80)
Income taxes	**217**	233

The temporary differences and carry forwards resulting in future income tax assets and liabilities were as follows:

	2001	2000
	$	$
Future income tax assets		
Allowance for credit losses and other expenses	**269**	350
Other post-retirement expenses	**35**	–
	304	350
Future income tax liabilities		
Capital assets	**15**	14
Accrued benefit assets	**28**	34
Other	**160**	151
	203	199
Future income tax assets, net	**101**	151

Reconciliation of the Bank's income tax rate for the fiscal years ended on October 31 was as follows:

	2001		2000	
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**$933**	**100.0%**	$764	100.0%
Income taxes at Canadian statutory income tax rate	**$355**	**38.1%**	$293	38.4%
Increase (reduction) in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	**(39)**	**(4.2)**	(26)	(3.4)
Rate applicable to subsidiaries abroad	**(23)**	**(2.4)**	(16)	(2.1)
Federal large corporations tax and surtax	**7**	**0.8**	11	1.5
Gain realized on the sale of a subsidiary and other operations	**(17)**	**(1.9)**	(17)	(2.2)
Other items	**(5)**	**(0.6)**	(6)	(0.8)
	(77)	**(8.3)**	(54)	(7.0)
Income taxes and effective income tax rate	**$278**	**29.8%**	$239	31.4%

16. OTHER OPERATING EXPENSES

During fiscal 2000, the Bank approved programs designed to reduce operating expenses as part of the Operational Excellence project and a project to review its distribution network. As at October 31, 2000, the Bank had a $19 million provision related primarily to personnel reductions and a $25 million provision for severance benefits and other expenses incurred in the consolidation of banking outlets. No such operating expenses were recognized in 2001. As at October 31, 2001, other liabilities included an unexpended balance of $3 million for personnel reductions and of $6 million for consolidating banking outlets.

17. EARNINGS PER SHARE

On November 1, 2000, the Bank retroactively applied the new standard concerning earnings per share, and data from previous years were restated. Diluted income before goodwill charges per common share and diluted net income per common share were calculated based on income before goodwill and net income, net of dividends on non-convertible preferred shares divided by the average number of common shares outstanding, assuming that all convertible shares (other than preferred shares, Series 10, 11, 12 and 13) were converted at the holder's option at the beginning of each fiscal year.

BASIC AND DILUTED INCOME PER COMMON SHARE

	2001	2000
	$	$
Basic income per common share		
Income before discontinued operations and goodwill charges	**627**	499
Discontinued operations	**(45)**	29
Income before goodwill charges	**582**	528
Goodwill charges	**19**	19
Net income	**563**	509
Dividends on preferred shares	**35**	28
Income before discontinued operations and goodwill charges available to common shareholders	**592**	471
Income before goodwill charges available to common shareholders	**547**	500
Net income available to common shareholders	**528**	481
Income before discontinued operations and goodwill charges per common share	**3.11**	2.49
Discontinued operations per common share	**(0.23)**	0.16
Income before goodwill charges per common share	**2.88**	2.65
Net income per common share	**2.78**	2.54
Average number of common shares outstanding (thousands)	**189,928**	189,214
Diluted income per common share		
Adjustment to income		
Convertible debentures	**–**	2
Income before discontinued operations and goodwill charges available to common shareholders	**592**	473
Income before goodwill charges available to common shareholders	**547**	502
Net income available to common shareholders	**528**	483
Diluted income before discontinued operations and goodwill charges per common share	**3.10**	2.46
Diluted discontinued operations per common share	**(0.24)**	0.16
Diluted income before goodwill charges per common share	**2.86**	2.62
Diluted net income per common share	**2.76**	2.52
Average number of common shares outstanding (thousands)	**189,928**	189,214
Adjustment to number of common shares		
Convertible debentures	**–**	2,392
Stock options	**887**	637
Average diluted number of common shares outstanding (thousands)	**190,815**	192,243

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

18. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS As at October 31, 2001, minimum commitments under leases, contracts for outsourced information technology services, and equipment and furniture leasing agreements were as follows:

	Premises	Service contracts	Equipment and furniture	Total
2002	88	147	8	**243**
2003	82	146	5	**233**
2004	74	69	2	**145**
2005	68	61	–	**129**
2006	67	60	–	**127**
2007 and thereafter	457	215	1	**673**
	836	**698**	**16**	**1,550**

PLEDGED ASSETS Securities with a carrying value of $11,131 million (2000: $17,441 million) have been pledged as collateral for various types of funding transactions including obligations related to securities sold under repurchase agreements and obligations related to securities sold short. Included in the above amount are assets with a carrying value of $171 million (2000: $276 million) deposited as collateral in order to participate in clearing and payment systems and depositories.

CREDIT INSTRUMENTS In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit that the Bank could be obligated to extend if the commitments were fully utilized.

As at October 31	2001	2000
Letters of guarantee(1)	**1,335**	1,866
Documentary letters of credit(2)	**249**	155
Credit card loans(3)	**3,768**	3,595
Commitments to extend credit(3)		
Original term of one year or less	**4,668**	5,365
Original term of more than one year	**10,296**	10,368

(1) Letters of guarantee are firm commitments by the Bank to make payments on behalf of a client that is unable to meet its contractual obligations to a third party. They represent the same credit risk as loans.
(2) Documentary letters of credit are documents issued by the Bank which are used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions, and are collateralized by the delivery of the goods they represent.
(3) Credit card loans and commitments to extend credit represent the unused portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the unused portion of the authorization available, subject to certain conditions.

LITIGATION Various legal proceedings are pending against the Bank and its subsidiaries. In management's opinion, the aggregate amount of potential liability related thereto will not have a material impact on the Bank's financial position.

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank uses derivative instruments for asset/liability management and for trading purposes. The derivatives used to manage the balance sheet serve to protect net interest income against the risk of fluctuations in interest and exchange rates. Trading activities enable clients to manage their risks and also include proprietary trading undertaken by the Bank.

The various derivative financial instruments listed in the tables below are defined as follows:

Foreign exchange forward contracts are commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

Futures are commitments to purchase or deliver securities or money market instruments on a specified future date at a specified price. Futures are traded in standardized amounts on organized exchanges and are subject to daily cash margining.

Forward rate agreements are contracts fixing an interest rate to be paid or received, calculated on a notional principal amount with a specified maturity commencing at a specified future date.

Interest rate and foreign currency swaps are transactions that generally involve the contractual exchange of fixed and floating rate interest payment obligations and/or currencies on a specified amount of notional principal for a specified period of time.

19. DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Foreign currency and interest rate options are agreements between two parties in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, at or by a predetermined date, a specific amount of a derivative financial instrument at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

				Remaining term to maturity		2001		2000
As at September 30	Contracts held for trading purposes	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	**Total contracts**	Contracts held for trading purposes	Total contracts
Foreign exchange contracts								
OTC contracts								
Forwards	8,854	3,638	2,994	2,222	–	**8,854**	9,507	10,484
Swaps	25,649	11,654	13,425	5,803	396	**31,278**	26,662	32,196
Options purchased	9,595	7,319	1,690	551	35	**9,595**	6,813	6,813
Options written	8,023	5,713	1,694	616	–	**8,023**	6,534	6,534
Total	52,121	28,324	19,803	9,192	431	**57,750**	49,516	56,027
Exchange-traded contracts								
Futures								
Long positions	427	427	–	–	–	**427**	599	599
Short positions	26	–	26	–	–	**26**	55	55
Options purchased	41	41	–	–	–	**41**	88	88
Options written	53	11	42	–	–	**53**	75	75
Total	547	479	68	–	–	**547**	817	817
Interest rate contracts								
OTC contracts								
Forward rate agreements	4,531	2,860	1,671	–	–	**4,531**	9,752	10,504
Swaps	36,721	21,507	14,990	23,460	4,054	**64,011**	19,642	58,056
Options purchased	5,552	1,730	3,760	150	8	**5,648**	39,006	39,443
Options written	17,784	4,553	12,625	606	–	**17,784**	44,896	45,446
Total	64,588	30,650	33,046	24,216	4,062	**91,974**	113,296	153,449
Exchange-traded contracts								
Futures								
Long positions	4,368	3,701	2,049	418	–	**6,168**	1,603	4,544
Short positions	10,899	6,011	4,168	720	–	**10,899**	6,781	6,781
Options purchased	24,703	18,370	6,333	–	–	**24,703**	24,631	24,631
Options written	35,777	25,920	9,541	316	–	**35,777**	25,080	25,080
Total	75,747	54,002	22,091	1,454	–	**77,547**	58,095	61,036
Equity and commodity contracts								
OTC contracts								
Futures	448	261	–	28	159	**448**	1,196	1,196
Swaps	3,219	2,076	405	738	–	**3,219**	3,085	3,085
Options purchased	642	1	101	529	19	**650**	4,891	4,947
Options written	529	3	11	514	1	**529**	5,081	5,133
Total	4,838	2,341	517	1,809	179	**4,846**	14,253	14,361
Exchange-traded contracts								
Futures								
Long positions	780	527	253	–	–	**780**	4,080	4,080
Short positions	1,926	1,138	643	145	–	**1,926**	4,582	4,582
Options purchased	143	121	18	4	–	**143**	13	13
Options written	63	32	31	–	–	**63**	28	28
Total	2,912	1,818	945	149	–	**2,912**	8,703	8,703
2001 Total	**200,753**	**117,614**	**76,470**	**36,820**	**4,672**	**235,576**		
2000 Total	244,680	111,926	151,156	28,497	2,814	294,393	244,680	294,393

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

19. DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty defaulting on its obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is calculated taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close out and settling of all transactions with a counterparty in the event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the fair value of outstanding transactions between the parties exceeds an agreed threshold.

As at September 30, credit risk exposure on the derivatives portfolio was as follows:

	2001				2000			
	Notional amount	**Replacement cost**	**Credit equivalent amount**	**Risk-weighted amount**	Notional amount	Replacement cost	Credit equivalent amount	Risk-weighted amount
Foreign exchange contracts	**58,297**	**538**	**1 141**	**374**	56,844	560	1,066	331
Interest rate contracts	**169,521**	**392**	**504**	**106**	214,485	275	380	84
Equity and commodity contracts	**7,758**	**133**	**458**	**148**	23,064	102	478	187
Total	**235,576**	**1,063**	**2,103**	**628**	294,393	937	1,924	602

As at September 30, the distribution of risk exposure by counterparty was as follows:

	2001		2000	
	Replacement cost	**Credit equivalent amount**	Replacement cost	Credit equivalent amount
OECD governments	**–**	**251**	12	17
OECD banks	**1,534**	**994**	1,168	1,171
Other	**538**	**858**	281	736
	2,072	**2,103**	1,461	1,924

20. GEOGRAPHIC DISTRIBUTION OF EARNING ASSETS BY ULTIMATE RISK

	2001		2000	
	$	**%**	$	%
North America				
Canada	**55,420**	**82.1**	53,776	80.0
United States	**6,573**	**9.7**	7,274	10.8
	61,993	**91.8**	61,050	90.8
Europe				
United Kingdom	**861**	**1.3**	1,144	1.7
France	**691**	**1.0**	1,352	2.0
Germany	**513**	**0.8**	1,053	1.6
Other	**1,915**	**2.8**	1,488	2.2
	3,980	**5.9**	5,037	7.5
Latin America and Caribbean	**698**	**1.0**	723	1.1
Asia and Pacific	**807**	**1.2**	317	0.5
Middle East and Africa	**41**	**0.1**	43	0.1
Earning assets as at September 30	**67,519**	**100.0**	67,170	100.0
Other assets as at September 30	**8,128**		7,157	
Net change in total assets in October	**116**		1,500	
Total assets as at October 31	**75,763**		75,827	

20. GEOGRAPHIC DISTRIBUTION OF EARNING ASSETS BY ULTIMATE RISK (cont.)

Earning assets are those which bear interest. Consequently, they do not include cash, deposits with the Bank of Canada, cheques and other items in transit (net value), customers' liability under acceptances, premises and equipment, and other assets. The Bank's earning assets as at September 30 were distributed according to the location of ultimate risk, namely, the geographic location of the borrower or, if applicable, the guarantor. Earning assets are calculated net of any allowance for credit losses and the general allowance for credit risk, and are presented separately for each country where the Bank's exposure exceeds an amount equal to 0.75% of total earning assets.

There is no significant concentration of credit risk in any given sector.

21. INTEREST RATE SENSITIVITY POSITION

Analyzing interest rate sensitivity gaps is one of the methods used by the Bank to manage interest rate risk.

The following breakdown of assets and liabilities by maturity illustrates the sensitivity of the Bank's balance sheet to interest rate fluctuations as at October 31, 2001.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	**Total**
Assets							
Cash resources	1,076	3,795	516	–	–	445	**5,832**
Effective yield		3.6%	3.9%	–	–		
Securities	–	2,247	4,181	6,085	3,007	2,161	**17,681**
Effective yield		3.9%	4.4%	4.8%	5.6%		
Loans	18,053	9,879	5,383	9,117	397	1,640	**44,469**
Effective yield		4.7%	6.8%	7.2%	7.5%		
Other assets	–	–	–	–	–	7,781	**7,781**
	19,129	15,921	10,080	15,202	3,404	12,027	**75,763**
Liabilities and shareholders' equity							
Deposits	10,048	18,501	9,638	11,367	119	1,763	**51,436**
Effective yield		3.3%	4.4%	5.4%	5.2%		
Other debt[1]	672	3,534	1,061	1,329	1,873	1,317	**9,786**
Effective yield		2.9%	3.5%	3.6%	5.2%		
Subordinated debentures	–	–	113	437	1,097	–	**1,647**
Effective yield		–	3.6%	7.1%	6.8%		
Acceptances and other liabilities	–	–	–	–	477	8,301	**8,778**
Shareholders' equity	–	–	192	300	–	3,624	**4,116**
	10,720	22,035	11,004	13,433	3,566	15,005	**75,763**
On-balance sheet gap	8,409	(6,114)	(924)	1,769	(162)	(2,978)	**–**
Derivative financial instruments	–	(14,463)	10,778	3,355	1,156	26	**852**
Total	8,409	(20,577)	9,854	5,124	994	(2,952)	**852**
Position in Canadian dollars							
On-balance sheet total	4,606	370	(541)	1,257	613	(6,689)	**(384)**
Derivative financial instruments	–	(9,253)	5,467	(93)	418	–	**(3,461)**
Total	4,606	(8,883)	4,926	1,164	1,031	(6,689)	**(3,845)**
Position in foreign currency							
On-balance sheet total	3,803	(6,484)	(383)	512	(775)	3,711	**384**
Derivative financial instruments	–	(5,210)	5,311	3,448	738	26	**4,313**
Total	3,803	(11,694)	4,928	3,960	(37)	3,737	**4,697**
2001 Total	**8,409**	**(20,577)**	**9,854**	**5,124**	**994**	**(2,952)**	**852**
2000 Total	9,654	(8,478)	(2,062)	3,131	1,239	(3,366)	118

Effective yield represents the weighted average effective yield based on the earlier of contractual repricing or the maturity date.

(1) Represents obligations related to securities sold short and securities sold under repurchase agreements.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value of on and off-balance sheet financial instruments based on the valuation methods and assumptions set out below.

Fair value represents the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as land, buildings, equipment and furniture. Due to the judgement used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

			2001			2000
	Carrying value	Fair value	Difference	Carrying value	Fair value	Difference
Assets						
Cash resources	5,832	5,832	–	5,655	5,655	–
Securities	17,681	17,650	(31)	16,835	16,851	16
Loans	44,469	45,078	609	46,739	46,560	(179)
Other assets	7,781	7,781	–	6,598	6,598	–
Total	75,763	76,341	578	75,827	75,664	(163)
Liabilities						
Deposits	51,436	52,132	696	50,473	50,525	52
Other liabilities	18,077	18,077	–	19,697	19,697	–
Subordinated debentures	1,647	1,727	80	1,361	1,361	–
Total	71,160	71,936	776	71,531	71,583	52

The fair value of derivatives is as follows:

				2001				2000
	Contracts held for trading purposes		Contracts held for non-trading purposes		Contracts held for trading purposes		Contracts held for non-trading purposes	
	Gross assets	Gross liabilities	Gross assets	Gross liabilities	Gross assets	Gross liabilities	Gross assets	Gross liabilities
Foreign exchange contracts	668	824	189	18	991	997	58	68
Interest rate contracts	577	529	736	218	143	136	294	77
Equity contracts	161	136	7	6	136	344	9	11
Total	1,406	1,489	932	242	1,270	1,477	361	156

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

VALUATION METHODS AND ASSUMPTIONS

CASH RESOURCES, OTHER ASSETS AND OTHER LIABILITIES Due to their short-term maturity, the fair value of these financial instruments is assumed to be equal to their carrying value.

SECURITIES The fair value of securities is presented in Note 4 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

LOANS The fair value of floating-rate loans is assumed to be equal to their carrying value. The fair value of other loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

DEPOSITS The fair value of fixed-rate deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to be equal to their carrying value.

SUBORDINATED DEBENTURES The fair value of subordinated debentures is determined by discounting the contractual cash flows, using market interest rates currently offered for similar financial instruments with the same remaining terms to maturity.

DERIVATIVES The fair value of derivatives is determined, before the impact of master netting agreements, using various methodologies including quoted market prices, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

23. RELATED PARTY TRANSACTIONS

The Bank grants loans to its directors, officers and staff under various conditions. Total outstanding loans of this type amounted to:

	2001	2000
Mortgage loans	**335**	362
Consumer loans	**201**	210

24. SEGMENT DISCLOSURES

The Bank carries out its activities in three reportable segments described hereinafter, the other operating segments being grouped together for presentation purposes. Each reportable segment is distinguished by the services offered, the type of client and the marketing strategies. The following summary briefly describes the operations included in each of the Bank's reportable segments.

PERSONAL BANKING AND WEALTH MANAGEMENT This segment comprises the branch network, intermediary services, full-service retail brokerage, discount brokerage, mutual funds, trust services, credit cards and insurance.

COMMERCIAL BANKING This segment includes commercial banking services in Canada.

FINANCIAL MARKETS, TREASURY AND INVESTMENT BANKING *This segment consists of corporate financing and lending*, treasury operations, which include asset and liability management, corporate brokerage and portfolio management.

OTHER This segment comprises real estate, securitization operations, gains from the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

The accounting policies of the reportable segments are the same as those described in the note on accounting policies, with the exception of net interest income, other income and income taxes which are presented on a taxable equivalent basis. Head office *expenses are recorded under segment results. Provisions for credit losses for the segments are determined based on expected* losses, which are established through statistical analysis. The difference between actual losses and expected losses is recorded in the "Other" segment. The Bank assesses performance based on income before goodwill charges. Intersegment revenues are recorded at the exchange amount. Segment assets are average assets directly used in segment operations.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001

(millions of dollars unless otherwise indicated)

24. SEGMENT DISCLOSURES (cont.)

Results by business segment

	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	Personal Banking and Wealth Management		Commercial Banking		Financial Markets, Treasury and Investment Banking		Other		Total	
Net interest income[1]	**989**	915	**262**	250	**240**	110	**(102)**	(43)	**1,389**	1,232
Other income[1]	**941**	995	**124**	128	**540**	577	**253**	240	**1,858**	1,940
Total revenues	**1,930**	1,910	**386**	378	**780**	687	**151**	197	**3,247**	3,172
Operating expenses	**1,398**	1,375	**146**	140	**387**	369	**58**	236	**1,989**	2,120
Contribution	**532**	535	**240**	238	**393**	318	**93**	(39)	**1,258**	1,052
Provision for credit losses	**98**	90	**62**	42	**39**	16	**6**	36	**205**	184
Income before income taxes, non-controlling interest, discontinued operations and goodwill charges	**434**	445	**178**	196	**354**	302	**87**	(75)	**1,053**	868
Income taxes[1]	**159**	177	**68**	76	**134**	123	**37**	(33)	**398**	343
Non-controlling interest	**–**	–	**–**	–	**3**	1	**25**	25	**28**	26
Income before discontinued operations and goodwill charges	**275**	268	**110**	120	**217**	178	**25**	(67)	**627**	499
Discontinued operations	**–**	–	**–**	–	**–**	–	**(45)**	29	**(45)**	29
Income before goodwill charges	**275**	268	**110**	120	**217**	178	**(20)**	(38)	**582**	528
Average assets	**27,452**	26,983	**9,694**	10,004	**37,958**	37,590	**(2,033)**	(770)	**73,071**	73,807

(1) Net interest income was grossed up by $51 million ($42 million in 2000) and other income by $69 million ($62 million in 2000) to bring the tax-exempt income earned on certain securities in line with income earned on other financial instruments. An equal amount was added to income taxes.

Results by geographic segment *Total revenues are attributed to countries where the client conducts its business.*

	2001	2000
Canada	**3,087**	3,057
United States	**79**	50
Other countries	**81**	65
Total revenues	**3,247**	3,172

25. SALE OF INTEREST IN A SUBSIDIARY

On May 31, 2000, the Bank, through National Bank Group Inc., a wholly-owned subsidiary, sold all the common shares of its wholly-owned subsidiary SIBN Inc., specializing in information technology, to COGNICASE INC. for a consideration of 8,491,008 common shares of COGNICASE INC. The Bank realized a gain of $105 million on the sale. In addition, the Bank purchased 800,000 common shares of COGNICASE INC., for a consideration of $20 million, bringing its interest in the company to approximately 35% of the common shares outstanding at the time of the transaction. As at October 31, 2001, the Bank's interest in COGNICASE INC. represented approximately 20% of common shares outstanding, with the investment being recorded at cost.

26. DISCONTINUED OPERATIONS

LENDING OPERATIONS IN THE UNITED STATES As at October 31, 2001, the Bank concluded a firm agreement concerning the transfer of its asset-based lending operations in the United States. The transfer is scheduled for the first quarter of fiscal 2002. Consequently, the operating results for asset-based lending operations in the United States were presented as "Discontinued operations" and the consolidated financial statements for 2000 were restated for comparison purposes.

The results for discontinued operations were as follows:

	2001	2000
Interest income	**299**	356
Interest expense	**197**	254
Net interest income	**102**	102
Other income	**27**	29
Total revenues	**129**	131
Operating expenses	**79**	64
Contribution	**50**	67
Provision for credit losses	**120**	16
Income (loss) before income taxes and goodwill charges	**(70)**	51
Income tax expense (benefit)	**(27)**	20
Income before goodwill charges	**(43)**	31
Goodwill charges	**2**	2
Net income (loss)	**(45)**	29

The assets related to discontinued operations included an asset-based lending portfolio in the United States of approximately $3.5 billion as at October 31, 2001 and of $4.2 billion as at October 31, 2000.

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

27. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA

The consolidated financial statements of the Bank are prepared in accordance with Canadian GAAP, other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment of the Superintendent. The impact of the departure from Canadian GAAP is described below.

The following tables show the increases (decreases) to be made to the Consolidated Statement of Income, the Consolidated Balance Sheet and the Consolidated Statement of Changes in Shareholders' Equity so as to present them in line with Canadian GAAP.

Consolidated Statement of Income (note a)

	2001	2000
Provision for credit losses	159	–
Income taxes	(60)	–
Income before discontinued operations and goodwill charges	(99)	–
Discontinued operations	(27)	–
Net income	(126)	–
Income before discontinued operations and goodwill charges per common share		
Basic	$(0.52)	$ –
Diluted	$(0.52)	$ –
Net income per common share		
Basic	$(0.66)	$ –
Diluted	$(0.66)	$ –

Consolidated Balance Sheet (note a)

	2001	2000
Loans	97	300
Other assets	(40)	(117)
Shareholders' equity	57	183

Consolidated Statement of Changes in Shareholders' Equity (note a)

	2001	2000
Retained earnings at beginning of year	183	183
Net income	(126)	–
Retained earnings at end of year	57	183

a) In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment was not in compliance with Canadian GAAP.

In 2001, the Bank evaluated the adequacy of the general allowance for credit risk in accordance with Canadian GAAP. Following this evaluation, the portion of the general allowance for credit risk which was in accordance with Canadian GAAP was increased by $203 million, of which $44 million was attributed to discontinued operations. Had the Bank adopted Canadian GAAP in 2001, net income would have decreased by $126 million (no impact in 2000), the provision for credit losses would have increased by $159 million (no impact in 2000), income taxes would have decreased by $60 million (no impact in 2000), net income from discontinued operations would have decreased by $27 million (no impact in 2000) and basic and diluted net income per common share would have decreased by $0.66 (no impact in 2000). Had the Bank applied this evaluation to its Consolidated Balance Sheet, loans would have increased by $97 million ($300 million in 2000), future income tax assets recorded under "Other assets" would have decreased by $40 million ($117 million in 2000), and retained earnings would have increased by $57 million ($183 million in 2000).

Financial ratios This adjustment reduced the book value of common shares as at October 31, 2001 by $0.30 (reduced by $0.96 in 2000) and decreased the return on common shareholders' equity before goodwill charges by 2.98% (increased by 0.84% in 2000).

28. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The consolidated financial statements of the Bank are prepared in accordance with Canadian GAAP, other than the accounting for the general allowance for credit risk which is in accordance with the accounting treatment of the Superintendent described in Note 27. In the Bank's case, Canadian GAAP is, in all material respects, in accordance with U.S. GAAP, except for the following.

CONSOLIDATED BALANCE SHEET The following table shows the increases (decreases) in the Consolidated Balance Sheet that would result from the application of U.S. GAAP.

	Note	2001	2000
Investment account securities	A	**(31)**	53
Loans	C,F	**2,539**	2,099
Premises and equipment	D	**90**	96
Other assets	A,B,C,D,E,F,G	**668**	(91)
Deposits	D,F,G	**2,614**	1,895
Other liabilities	B,G	**451**	101
Shareholders' equity	A,B,C,D,E,F,G	**201**	161

CONSOLIDATED STATEMENT OF INCOME The following table shows the increases (decreases) in net income that would result from the application of U.S. GAAP.

	Note	2001	2000
Reported net income		**563**	509
Decrease in value of investments available for sale	A	**(134)**	–
Employee future benefits	B	**–**	49
Provision for credit losses	C	**(159)**	–
Sale of premises and equipment	D	**(2)**	–
Amortization of goodwill	E	**(1)**	(1)
Securitization	F	**(5)**	–
Derivatives	G	**61**	–
Income tax effect on above items		**65**	(20)
Discontinued operations	C	**(27)**	–
Extraordinary item	H	**(28)**	–
Net income per U.S. GAAP		**333**	537
Net income per common share, basic – U.S. GAAP		**$1.57**	$2.69
Net income per common share, diluted – U.S. GAAP		**$1.56**	$2.65

A) Under Canadian GAAP, securities held by the Bank should be classified as trading account securities if they are held for resale in the near term and as investment account securities in other cases. Investment account securities are recorded at their unamortized cost while trading account securities are reported at their fair value. According to U.S. GAAP (Statement of Financial Accounting Standards (SFAS) No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities"), investment account securities would be separated into two categories: securities held to maturity and securities available for sale. Securities held to maturity include those that the Bank has the positive intent and ability to hold to maturity. These securities are recorded at their unamortized cost. Securities available for sale include those that are not held to maturity and trading account securities. They are reported at their fair value, with unrealized gains and losses excluded from income and presented separately under shareholders' equity. Moreover, according to Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the book value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those in the United States insofar as concerns the period during which the book value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. In comparison to Canadian GAAP, the period in the United States is significantly shorter. Lastly, according to U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Had the Bank applied U.S. GAAP, other income would have decreased by $134 million (no impact in 2000), income taxes would have decreased by $25 million (no impact in 2000), net income would have decreased by $109 million (no impact in 2000), the value of investment account securities would have decreased by $31 million (increased by $53 million in 2000), future income tax assets included under "Other assets" would have decreased by $15 million (decreased by $21 million in 2000), and shareholders' equity would have decreased by $46 million (increased by $32 million in 2000).

Moreover, the change in unrealized gains and losses on securities available for sale, net of income taxes, would be recorded in the Consolidated Statement of Comprehensive Income. In 2001, a $31 million variance, net of $19 million in income taxes, would have increased consolidated comprehensive income (increased by $38 million in 2000).

Notes to the Consolidated Financial Statements

Year ended October 31, 2001
(millions of dollars, unless otherwise indicated)

28. COMPARISON WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (cont.)

b) On November 1, 2000, the Bank adopted the new CICA standard concerning employee future benefits which, for the most part, complies with existing standards in the United States. Prior to that date, the method to value pension fund assets and the present value rates used differed between U.S. and Canadian GAAP when calculating pension costs and pension obligations. In addition, under Canadian GAAP, post-retirement benefit expenses were charged to income as incurred. Although there was no difference between U.S. and Canadian GAAP in 2001, had the Bank recorded the costs and obligations related to employee future benefits according to U.S. GAAP in 2000, operating expenses would have decreased by $49 million, income taxes would have increased by $20 million, net income would have increased by $29 million, future income tax assets recorded under "Other assets" would have increased by $34 million, other assets would have decreased by $10 million, other liabilities would have increased by $101 million and shareholders' equity would have decreased by $77 million.

c) In 1998, in accordance with the guidance provided by the Superintendent, the Bank increased its general allowance for credit risk by $300 million and applied this one-time adjustment to retained earnings. This adjustment did not comply with U.S. GAAP. In 2001, the Bank increased the portion of its general allowance for credit risk in accordance with U.S. GAAP by $203 million, of which $44 million was attributed to discontinued operations. Had the Bank adopted U.S. GAAP, the provisions for credit losses would have increased by $159 million (no impact in 2000), income taxes would have decreased by $60 million (no impact in 2000), net income attributed to discontinued operations would have decreased by $27 million (no impact in 2000), net income would have decreased by $126 million (no impact in 2000), loans would have increased by $97 million ($300 million in 2000), future income tax assets recorded under "Other assets" would have decreased by $40 million ($117 million in 2000), and shareholders' equity would have increased by $57 million ($183 million in 2000).

d) Under Canadian GAAP, the leases related to the head office building were accounted for as a sales-type lease followed by an operating lease as a lessee. Under U.S. GAAP (SFAS No. 98 entitled "Accounting for Leases"), in order to be accounted for as a sales-type lease, title must be transferred by the end of the lease term; otherwise, the leases must be accounted for as operating leases. Thus, under U.S. GAAP, income would have decreased by $2 million (no impact in 2000), income taxes would have decreased by $1 million (no impact in 2000), premises and equipment would have increased by $90 million ($96 million in 2000), future income tax assets recorded under "Other assets" would have increased by $1 million (no impact in 2000), deposits would have increased by $92 million ($96 million in 2000), and shareholders' equity would have decreased by $1 million (no impact in 2000).

e) Under Canadian GAAP, the value of the shares issued by the Bank in order to acquire First Marathon Inc. was based on the market price of the shares over a reasonable period of time before and after the acquisition date. According to U.S. GAAP, the value of shares would have been based on the market price of the shares over a reasonable period of time before and after the date the terms of the acquisition were agreed to and announced. Had the Bank adopted U.S. GAAP, goodwill included in "Other assets" and shareholders' equity would have increased by $22 million ($23 million in 2000), taking into account the $1 million amortization of goodwill in fiscal 2001 ($1 million in 2000).

f) A new Canadian GAAP standard became effective for loan securitization transactions carried out as of July 1, 2001, substantially harmonizing the Canadian accounting treatment with that required under U.S. GAAP. However, certain differences remain with respect to transactions entered into before July 1, 2001 and the conditions under which special purpose entities ("SPEs") require consolidation. Under Canadian GAAP, SPEs are consolidated only when the Bank is deemed to control these SPEs and retains virtually all residual risks and rewards of the SPEs. U.S. GAAP requires that SPEs be consolidated unless they receive a substantial investment from an independent third party.

Certain SPEs with which the Bank has entered into loan securitization transactions would require consolidation under U.S. GAAP. As a result, loans would have increased by approximately $2,442 million ($1,799 million in 2000), future income tax assets included in "Other assets" would have increased by $2 million (no impact in 2000), deposits would have increased by approximately $2,447 million ($1,799 million in 2000), and a gain of $3 million, net of $2 million in income taxes, recorded in income would have been cancelled (no impact in 2000).

g) Under Canadian GAAP, derivatives used in sales or trading activities are recorded on the balance sheet at fair value while other derivatives are recorded at cost. Under the new U.S. standard (SFAS No. 133 entitled "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138), the Bank is required to measure all derivatives at fair value and to recognize them on the balance sheet as an asset or liability. The U.S. standard contains specific guidance regarding the limits of hedging strategies and the measurement of hedge ineffectiveness. Derivatives that cannot be recorded as hedging instruments are recorded at fair value, and changes in fair value are recorded in income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items. With respect to derivatives used for cash flow hedge transactions, changes in fair value are recorded as a separate item in comprehensive income until the hedged items are recognized in income. In 2001, the change in gains and losses on derivatives designated as cash flow hedges, net of income taxes, was $134 million. This amount was recorded in the Consolidated Statement of Comprehensive Income. The ineffective portion of hedging relationships is recognized in income on a quarterly basis.

During the year, the Bank progressively implemented the procedures required by the U.S. standard regarding the documentation and designation of derivatives in order to qualify for hedge accounting. Had the Bank adopted the U.S. standard on November 1, 2000 and implemented all the requisite procedures by that date, pre-tax income would have increased by $61 million, income taxes would have increased by $23 million, net income would have increased by $38 million, other assets, deposits and other liabilities as well as shareholders' equity would have increased by $698 million, $75 million, $451 million and $172 million, respectively.

h) During the year, the Bank redeemed the $20 million of subordinated debentures convertible into common shares for $65 million. In accordance with Canadian GAAP, the difference between the amount paid and the carrying value was charged, net of income taxes, to retained earnings. Under U.S. GAAP (SFAS No. 4 entitled "Reporting Gains and Losses from Extinguishment of Debt"), the loss from redeeming the debentures must be charged to income and presented as an extraordinary item. In accordance with U.S. GAAP, therefore, net income would have decreased by $28 million.

i) **CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME**

	Note	2001	2000
Net income per U.S. GAAP		**333**	537
Change in unrealized gains and losses on securities available for sale, net of income taxes of $19 (2000: $24)	A	**31**	38
Change in gains and losses on derivatives designated as cash flow hedges, net of income taxes of $82	G	**134**	—
Unrealized foreign exchange gains, net of income taxes		**8**	4
Comprehensive income		**506**	579

j) There is no material difference in the Consolidated Statement of Cash Flows as reported, compared with U.S. GAAP.

Statistical Review

As at October 31

	2001	2000	1999	1998	1997[5]	1996[5]	1995	1994	1993	1992
Balance sheet data (millions of dollars)										
Cash resources	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476	$ 3,528	$ 5,174	$ 3,765	$ 3,204	$ 3,693
Securities	17,681	16,835	16,932	15,439[6]	10,010	8,414	7,285	6,071	5,985	4,273
Loans	44,469	46,739	43,891	45,507[6]	47,259	37,935	33,795	32,226	30,692	30,003
Customers' liability under acceptances	3,593	3,640	2,962	2,658	2,273	1,725	1,293	1,255	1,081	940
Premises and equipment and other assets	4,188	2,958	2,455	2,207	2,217	1,532	1,366	1,457	1,772	1,126
Total assets	$75,763	$75,827	$ 69,801	$70,663	$66,235	$53,134	$ 48,913	$ 44,774	$42,734	$40,035
Deposits	$51,436	$50,473	$49,984	$48,026	$43,270	$40,125	$40,424	$36,850	$ 35,113	$33,433
Other liabilities	18,564	20,165	15,481	18,976	19,136	9,494	4,895	4,253	4,476	3,645
Long-term debt										
Floating-capital notes	–	–	–	–	–	–	106	113	120	–
Subordinated debentures	1,647	1,361	1,035	966	1,069	1,016	1,177	1,241	1,037	969
Liabilities of subsidiaries	–	–	–	–	–	–	–	–	17	234
Capital stock										
Preferred	492	492	317	317	376	376	376	532	426	468
Common	1,668	1,653	1,641	1,327	1,309	1,268	1,234	1,207	1,083	906
Retained earnings	1,956	1,683	1,343	1,051	1,075	855	701	578	462	380
Total liabilities and shareholders' equity	$75,763	$75,827	$ 69,801	$70,663	$66,235	$53,134	$ 48,913	$44,774	$42,734	$40,035
Average assets	$73,071	$73,807	$ 69,387	$ 65,873	$ 55,685	$49,239	$ 47,582	$43,160	$39,657	$38,906
Average capital funds[1]	5,020	4,660	3,512	3,886	3,744	3,511	3,620	3,230	2,871	2,723
Income statement data (millions of dollars)										
Net interest income	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235	$ 1,136	$ 1,170	$ 1,081	$ 996	$ 1,012
Other income	1,789	1,878	1,232	1,108	1,030	970	712	719	635	541
Total revenues	3,127	3,068	2,419	2,317	2,265	2,106	1,882	1,800	1,631	1,553
Provision for credit losses	205	184	170	147	280	235	255	275	325	570
Operating expenses	1,989	2,120	1,615	1,535	1,451	1,402	1,219	1,158	1,036	1,011
Income taxes	278	239	213	239	209	130	146	131	81	(41)
Non-controlling interest	28	26	32	31	16	10	7	9	8	7
Income before discontinued operations and goodwill charges	627	499	389	365	309	329	255	227	181	6
Discontinued operations	(45)	29	36	24	42	–	–	–	–	–
Goodwill charges	19	19	8	73	9	11	10	10	6	5
Net income	$ 563	$ 509	$ 417	$ 316	$ 342	$ 318	$ 245	$ 217	$ 175	$ 1

As at October 31

	2001	2000	1999	1998	1997[6]	1996[7]	1995	1994	1993	1992
Common stock data										
Number of common shares at end of year (thousands)	190,331	189,474	188,729	171,616	170,461	167,151	163,963	160,976	148,474	127,152
Number of common shareholders of record	29,766	30,795	32,048	32,902	34,433	36,549	39,053	41,974	46,121	49,200
Income (loss) before discontinued operations and goodwill charges per share, basic	$ 3.11	$ 2.49	$ 2.08	$ 1.98	$ 1.67	$ 1.82	$ 1.32	$ 1.18	$ 1.05	$ (0.25)
Net income (loss) per share, basic	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86	$ 1.76	$ 1.26	$ 1.12	$ 1.01	$(0.29)
Dividend per share	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575	$ 0.49	$ 0.40	$ 0.40	$ 0.40	$ 0.70
Stock trading range										
High	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30	$ 13.90	$ 11.88	$ 11.63	$ 10.75	$ 12.75
Low	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20	$ 10.38	$ 8.63	$ 8.25	$ 7.25	$ 7.38
Close	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15	$ 13.00	$ 11.00	$ 9.38	$ 10.50	$ 8.13
Book value per share	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99	$ 12.70	$ 11.88	$ 11.09	$ 10.41	$ 10.11
Financial ratios										
Return on common shareholders' equity before discontinued operations and goodwill charges	17.2%	15.0%	14.1%	13.6%	12.6%	15.1%	11.5%	11.1%	10.3%	(2.2)%
Return on average assets	0.77%	0.69%	0.60%	0.58%	0.62%	0.64%	0.51%	0.50%	0.44%	–
Return on average capital funds before discontinued operations	13.5%	11.8%	12.2%	8.7%	9.4%	–	–	–	–	–
Return on average capital funds	12.5%	12.4%	13.2%	9.3%	10.5%	10.6%	8.3%	7.9%	7.3%[3]	1.5%
Capital ratios – BIS										
Tier 1	9.6%	8.7%	7.7%	7.7%	8.1%	6.9%	6.8%	6.9%	6.2%[3]	5.0%
Total	13.1%	11.4%	11.0%[5]	10.7%	11.3%	10.2%[2]	10.4%	11.1%	9.6%[3]	8.7%
Other information										
Impaired loans, net (millions of dollars)	$ 91	$ 44	$ 43	$ 47	$ 297	$ 406	$ 511	$ 688	$ 904	$1,097
Number of Bank employees (full-time equivalent)[4]										
In Canada	11,676	11,050	11,744	11,641	11,245	11,022	10,249	10,423	11,822	11,629
Outside Canada	351	407	431	400	406	380	371	323	327	333
National Bank Financial & Co. Inc.	2,294	2,419	2,489	1,895	1,676	1,425	1,578	1,481	1,398	1,339
Number of branches in Canada	546	586	649	646	641	632	629	641	650	652
Number of banking machines	834	802	761	744	738	712	624	551	496	487

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of $150 million in subordinated debentures on November 1, 1996.

(3) Taking into account the redemption of $100 million in subordinated debentures through the issuance of common shares as at November 1, 1993.

(4) The basis for determining full-time equivalence was changed in 1996.

(5) Taking into account the issuance of US $250 million in subordinated debentures on November 2, 1999.

(6) The securities figures were restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.

(7) Figures prior to 1996 have not been restated to reflect the fact that gains and losses on securities previously recorded under "Interest income" were reclassified as "Other income" as they could not be obtained through reasonable effort.

(8) Figures prior to 1997 have not been restated to reflect the impact of activities that were discontinued in 2001.

Consolidated Financial Statements

Subsidiaries

As at October 31, 2001

Name	Principal office address	Percentage of voting and participating shares	Investment at cost (millions of dollars)
Natcan Trust Company	Montreal, Canada	100%	55
National Bank Trust Inc.	Montreal, Canada	100%	155
National Bank Life Insurance Company	Montreal, Canada	100%	10
Services Financiers Banque Nationale Inc.	Montreal, Canada	100%	–
National Bank Financial Services (Investments) Inc.	Montreal, Canada	100%	–
National Bank Securities Inc.	Montreal, Canada	100%	–
Natcan Investment Management Inc.	Montreal, Canada	75%	8
National Bank Discount Brokerage Inc.	Montreal, Canada	100%	11
Innocap Investment Management Inc.	Montreal, Canada	100%	1
National Bank Financial Planning Inc.	Montreal, Canada	100%	–
National Bank Realty Inc.	Montreal, Canada	100%	6
Monexcor Inc.	Montreal, Canada	100%	–
FMI Acquisition Holding Inc.	Montreal, Canada	100%	25
FMI Acquisition Inc.	Montreal, Canada	100%	175
NBC Financial (U.K.) Ltd.	London, England	100%	49
National Bank Group Inc.	Montreal, Canada	100%	509
National Bank Financial & Co. Inc.	Montreal, Canada	100%	191
Natcan Insurance Company Limited	Christ Church, Barbados	100%	1
Assurances générales Banque Nationale (Gestion) inc.	Montreal, Canada	90%	14
Alter Moneta Corporation	Longueuil, Canada	73%	30
Natcan Holdings International Limited	Nassau, Bahamas	100%	36
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	–
Natcan Finance (Asia) Limited	Hong Kong, China	100%	2
NB Capital Corporation	Maryland, United States	100%	302
NB Finance Ltd.	Hamilton, Bermuda	100%	210
National Canada Finance LLC	New York, United States	100%	884
National Canada Export Corporation	New York, United States	100%	–
NatBC Holding Corporation	Florida, United States	100%	21
Natbank, National Association	Florida, United States	100%	–